   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 2003


                                                      REGISTRATION NO. 333-90028
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             CARMIKE CINEMAS, INC.

               (Exact name of issuer as specified in its charter)

             DELAWARE                             7830                            58-1469127
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                               1301 FIRST AVENUE
                            COLUMBUS, GEORGIA 31901
                                 (706) 576-3400
         (Address, Including Zip Code, and Telephone Number, Including
             Area Code of Registrant's Principal Executive Offices)
                             ---------------------

                                MARTIN A. DURANT
                  SENIOR VICE PRESIDENT-FINANCE, TREASURER AND
                            CHIEF FINANCIAL OFFICER
                             CARMIKE CINEMAS, INC.
                               1301 FIRST AVENUE
                            COLUMBUS, GEORGIA 31901
                                 (706) 576-3400
(Address, Including Zip Code, and Telephone Number, Including Area Code of Agent
                                  For Service)

                                WITH COPIES TO:


                  ALAN J. PRINCE                                     ROBERT S. RISOLEO
                KING & SPALDING LLP                               SULLIVAN & CROMWELL LLP
               191 PEACHTREE STREET                           1701 PENNSYLVANIA AVENUE, N.W.
              ATLANTA, GEORGIA 30303                              WASHINGTON, D.C. 20006
                  (404) 572-4600                                      (202) 956-7500


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM     PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE           OFFERING            AGGREGATE           AMOUNT OF
            TO BE REGISTERED                  REGISTERED        PRICE PER SHARE       OFFERING PRICE    REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.03 per share..  5,175,000 Shares        $35.11(1)          $30,282,375(1)       $13,262(2)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



(1) In connection with the initial filing on June 7, 2002, the Registrant paid a registration fee of $10,091 in respect of 4,025,000 shares. In connection with the filing of Amendment No. 1 on July 17, 2002, the Registrant paid a registration fee of $721 in respect of an additional 287,500 shares. Pursuant to Rule 457(c), these registration fees, totaling $10,812, were paid based upon a market price of $27.25 per share. This Amendment No. 2 includes an additional 862,500 shares. Pursuant to Rule 457(c), the proposed maximum offering price per share for the additional 862,500 shares to be registered is $35.11, and the proposed maximum aggregate offering price for the additional 862,500 shares to be registered is $30,282,375.



(2) The Registrant has previously paid $10,812 of this fee. See note (1) above.


   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                Subject to Completion. Dated November 18, 2003.


(CARMIKE CINEMA LOGO)

                                4,500,000 Shares


                             CARMIKE CINEMAS, INC.

                                  Common Stock

                            ------------------------

     This is an offering of shares of common stock of Carmike Cinemas, Inc.


     Carmike is offering 3,000,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 1,500,000 shares. Carmike will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.



     The common stock is quoted on the Nasdaq National Market under the symbol "CKEC". The last reported sale price of the common stock on November 12, 2003 was $35.50 per share.



     See "Risk Factors" on page 9 to read about factors you should consider before buying shares of the common stock.


                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                                                              Per Share   Total
                                                              --------
                                                                          -------
Initial public offering price...............................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Carmike Cinemas, Inc. ........  $           $
Proceeds, before expenses, to the selling stockholders......  $           $



     To the extent that the underwriters sell more than 4,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 675,000 shares from certain selling stockholders at the initial public offering price less the underwriting discount.


                            ------------------------


     The underwriters expect to deliver the shares against payment in New York,
New York on           , 2003.

                              GOLDMAN, SACHS & CO.

BEAR, STEARNS & CO. INC.                                     UBS INVESTMENT BANK


HARRIS NESBITT GERARD                                  JEFFERIES & COMPANY, INC.

                            ------------------------


                       Prospectus dated           , 2003.

                [ART FOR INSIDE COVER APPEARS HERE AND INCLUDES
              PICTURES OF THEATRE FRONT, THEATRE INTERIOR AND MAP]

                               PROSPECTUS SUMMARY


     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Except as otherwise indicated or required by the context, references to "we", "our" or "us" refer to Carmike Cinemas, Inc., our subsidiaries and our predecessors.


                                  OUR COMPANY


     We are one of the largest motion picture exhibitors in the United States. As of September 30, 2003, we owned, operated or had an interest in 300 theatres with 2,239 screens located in 35 states, making us the second largest exhibitor in the country by number of theatres and the fourth largest by number of screens. We operate a modern theatre circuit; since 1997 we have rebuilt or refurbished approximately 80% of our theatres. Of our 300 theatres, 261 show films on a first-run basis and 39 are discount theatres. In 2002, we generated total revenue of $507 million.



     We target small- to mid-size non-urban markets. More than 80% of our theatres are located in communities with populations of fewer than 100,000. We believe there are several benefits of operating in small- to mid-size markets:



     - Less competition from other exhibitors. We believe a majority of our theatres have limited competition for patrons. We believe most of our markets are already adequately screened and our smaller markets in particular cannot support significantly more screens. In addition, because most of our principal competitors are focused on building megaplexes, we do not expect many of our markets to be targeted by our competitors for new theatres.



     - Lower operating costs. We believe that we benefit from lower labor, occupancy and maintenance costs than most other large exhibitors. For example, as of September 30, 2003, approximately 47% of our hourly employees worked for the federal minimum wage. Additionally, we own 71, or approximately 24%, of our theatres, one of the highest percentages in the industry, which we believe provides us with further cost benefits.



     - Fewer alternative entertainment opportunities. In our typical markets, patrons have fewer entertainment alternatives than in larger markets, where options such as professional sports and cultural events are more likely to be available.



     - Greater access to film product. We believe we are the sole exhibitor in 75% of our film licensing zones, which we believe provides us with greater flexibility in selecting films that meet the preferences of patrons in our markets.



                                  OUR STRATEGY



     Our strategic plan has four principal elements:



     - maximize the cash flows of our existing theatre circuit;



     - pursue selected growth opportunities in existing and new markets;



     - further reduce our debt; and



     - leverage the experience of our management team.



     Maximize the cash flows of our existing theatre circuit. We believe that our strong competitive position in the small- to mid-size markets in which we operate and our focus on customer satisfaction will continue to drive growth in our revenue and profitability. Our experience in these markets enables us to manage our film, concession and other theatre-level costs effectively.



     We seek to increase our revenues and operating margins. In addition to periodically increasing our ticket prices, typically in line with our industry, we focus on maximizing concession sales per patron. We train our employees to minimize waiting time, allowing us to serve more customers before the start of a show, as well as to "upsell" our patrons into larger sized concession products that carry higher margins. Additionally, we regularly undertake reviews of rent, theatre operating costs and corporate overhead to determine where we can enhance productivity and reduce costs without affecting the quality of our service.



     We are also focused on continuously upgrading our existing theatres. Since 1997 we have rebuilt or refurbished approximately 80% of our theatres. Rebuilding typically involves conversion of a theatre to stadium seating. Refurbishment can include updating seats, enhancing the sound system, including digital sound, or replacing furnishings. We believe that we will need to invest relatively modest amounts in annual maintenance capital expenditures for the foreseeable future.



     Pursue selected growth opportunities in existing and new markets. We will continue to seek, on a selective basis, complementary development and acquisition opportunities to further enhance our competitive position in our existing and new markets. We leverage our detailed knowledge of local markets to identify opportunities to build new or replacement theatres or expand existing theatres. We selectively evaluate these opportunities and invest when we believe we can generate attractive rates of return. We believe we can selectively add screen capacity to our existing theatres in growing markets with relatively low capital expenditures.



     Further reduce our debt. All of the net proceeds from this offering will be used to reduce our existing debt. We believe that debt reduction will increase our financial flexibility and enhance stockholder returns.



     Leverage the experience of our management team. Carmike Cinemas was founded by members of the Patrick family in 1982, with its predecessor companies dating back to the 1930s. Michael W. Patrick has been our Chief Executive Officer since 1989 and has been with us since our inception. He oversees a senior management team that has an average of more than 20 years of industry experience. We have established a stock compensation plan for members of our senior management that we believe aligns their interests with those of our stockholders.


                                  OUR INDUSTRY


     According to data from the Motion Picture Association of America, or MPAA, U.S. box office revenues have increased for ten consecutive years, growing at a compound annual rate of approximately 7%. This has exceeded growth in gross domestic product in seven of those ten years. In 2002, box office revenues reached a record high of $9.5 billion. This was driven in part by an increase of approximately 10% in attendance, which reached 1.6 billion for the year, also a record. For the first forty weeks of 2003, a strong movie release calendar has helped maintain the industry's momentum with gross box office revenues of $6.7 billion, consistent with the same period of 2002.



     We believe the growth in industry box office revenues has been and will continue to be driven in part by increased studio marketing expenditures. Movie studios have increased marketing expenditures per new film at a compound annual growth rate of approximately 10% since 1995, according to the MPAA. Because domestic movie theatres are the primary distribution channel for domestic film releases, the theatrical success of a film is often the most important factor in establishing its value in other film distribution channels, including home video, cable television, broadcast television and international releases. We believe that movie studios have placed an increased emphasis on theatrical success because these secondary distribution channels represent important and growing sources of additional revenues for them.

     In addition to increased studio spending on marketing of new film releases, we believe that the film exhibition industry will continue to benefit from the following trends:



     - development of strong film franchises;



     - increased cross-branding of films from successful television programs and video games;



     - continued development of modern theatres with stadium seating and digital sound; and



     - reduced seasonality of revenues.



     From the mid- to late-1990s, industry screen count grew faster than attendance. As a result of rapid overbuilding, the total number of screens reached an all-time high of 37,396 in 2000, according to the MPAA. When the economics of many of these theatres became unsustainable, most major exhibitors, ourselves included, were required to restructure and to close underperforming locations. At December 31, 2002, the domestic screen count had declined to 35,280. We believe the reduction in screen count, combined with the trends described above, has meaningfully improved the economics of the film exhibition industry.



                          REFINANCING/DIVIDEND POLICY



     We intend to issue approximately $250 million of notes to voluntarily refinance our existing senior subordinated notes and term loan, depending on our ability to secure more favorable terms. We have not yet determined the type of notes to be issued, and there can be no assurance that our efforts will be successful. This offering is not conditioned on the completion of any proposed notes offering.



     We have never declared or paid a dividend on our common stock. However, our board of directors intends to declare a quarterly dividend of $0.175 per share of common stock in the first full quarter after the closing of this offering, subject to the completion of a refinancing of our existing indebtedness on terms that permit the payment of dividends. Our credit agreements and the indenture governing our senior subordinated notes currently prohibit the payment of dividends. Thereafter, we intend to pay quarterly dividends for the foreseeable future at our board's discretion, subject to many considerations, including limitations imposed by our debt covenants, operating results, capital requirements and other factors.



                               OUR REORGANIZATION



     On January 31, 2002, we emerged from bankruptcy under chapter 11 of the bankruptcy code. When we voluntarily commenced the bankruptcy proceedings in August 2000, we had not defaulted on payment of any of our debt obligations. All of our creditors have been or are expected to be paid in full, with interest, for all of their permitted claims.



     In the course of our reorganization, we rejected leases on 136 underperforming theatres. We also negotiated modifications to our leases on 35 additional theatres. In connection with the bankruptcy, we converted $45.7 million of debt and $55.0 million of preferred stock into equity. These actions decreased our ongoing interest obligations. We also agreed to pay, over a five-year period, the permitted claims of our general unsecured creditors, plus interest at an annual rate of 9.4%. We estimate that our aggregate liability at September 30, 2003 for general unsecured creditors is approximately $35.7 million, which includes our estimated liability for damages resulting from the rejection of executory contracts and unexpired leases which we have not already paid. As of September 30, 2003, total accrued interest on these claims was $3.6 million. Of these claims, $22.5 million are disputed. If we are unable to resolve these remaining claims with the unsecured creditors, we may petition the bankruptcy court to resolve them.

                                  RISK FACTORS


     Investing in our common stock involves risks that include continued popularity of movies, our leverage position, competition and other material factors. You should read carefully the section entitled "Risk Factors" beginning on page 9 for an explanation of these risks before investing in our common stock.

                            ------------------------

     We are a Delaware corporation with principal executive offices located at 1301 First Avenue, Columbus, Georgia 31901. Our telephone number is (706) 576-3400.

                                  THE OFFERING


Common stock offered by us       3,000,000 shares



Common stock offered by the
selling stockholders             1,500,000 shares



Common stock to be outstanding
immediately after this
offering                         12,088,512 shares



Use of proceeds                  Repayment of a portion of our outstanding
                                 indebtedness under our term loan credit
                                 agreement


Nasdaq National Market symbol    CKEC


Over-allotment option            Certain selling stockholders have granted the
                                 underwriters a 30-day option to purchase up to 675,000 additional shares of common stock to cover over-allotments.


                             ABOUT THIS PROSPECTUS

     Information in this prospectus regarding market share, market position and industry data pertaining to our business consists of estimates based on data and reports compiled by industry professional organizations, such as the MPAA, industry analysts and our knowledge of our revenues and markets.


     We have not independently verified market and industry data provided by third parties, or by industry or general publications. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources.



     Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.



     Unless otherwise indicated, all share information in this prospectus excludes:


     - the underwriters' exercise of the over-allotment option;


     - approved grants of 780,000 shares to our CEO and 198,750 restricted shares to other members of our senior management under our 2002 Stock Plan; and



     - approved grants of stock options for a total of 150,000 shares to our executive officers and 15,000 shares to our non-employee directors.

                             SUMMARY FINANCIAL DATA



     The summary financial data below should be read in conjunction with the consolidated financial statements and accompanying notes and other detailed financial information included in this prospectus. During the period from August 8, 2000 through January 31, 2002, we operated as a debtor-in-possession under chapter 11 of the bankruptcy code. Our results of operations during the reorganization period were significantly affected by the bankruptcy proceedings and are therefore not comparable in all respects with our results for other periods.



                                                                                          NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                     -------------------------------    ---------------------
                                                     2000(1)    2001(1)     2002(1)       2002        2003
                                                     -------   ---------   ---------    ---------   ---------
                                                                                             (UNAUDITED)
                                                        (IN MILLIONS EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA
Revenues:
  Admissions.......................................   $315.4      $311.8      $342.8       $253.3      $242.8
  Concessions and other(2).........................    143.9       145.1       163.6        123.8       119.1
                                                     -------   ---------   ---------    ---------   ---------
    Total revenues(2)..............................    459.3       457.0       506.5        377.1       361.9
Costs and expenses:
  Film exhibition costs............................    185.2       171.2       189.3        137.5       128.7
  Concession costs.................................     21.0        20.2        19.2         14.7        13.6
  Other theatre operating costs....................    194.8       182.1       182.8        135.4       136.0
  General and administrative expenses..............      6.9         8.8        15.0          9.6        10.7
  Depreciation and amortization expenses(3)........     43.2        42.2        32.1         24.4        23.1
  Impairment of long-lived assets(4)...............     21.3       132.2          --           --          --
  Gain on sales of property and equipment(2).......     (3.0)         --        (0.7)        (0.3)       (2.5)
                                                     -------   ---------   ---------    ---------   ---------
    Total costs and expenses.......................    469.3       556.7       437.7        321.2       309.6
                                                     -------   ---------   ---------    ---------   ---------
Operating income (loss)............................    (10.0)      (99.7)       68.8         55.9        52.3
Interest expense...................................     31.0         6.1       102.8         93.9        29.1
                                                     -------   ---------   ---------    ---------   ---------
Income (loss) before reorganization costs and
  income taxes.....................................    (41.0)     (105.8)      (34.0)       (38.0)       23.1
Reorganization costs...............................      7.0        19.5        20.5         15.1        (3.9)
                                                     -------   ---------   ---------    ---------   ---------
Income (loss) before income taxes..................    (48.0)     (125.4)      (54.5)       (53.1)       27.0
Income tax expense (benefit).......................     25.5          --       (14.7)       (14.7)         --
                                                     -------   ---------   ---------    ---------   ---------
Net income (loss)..................................    (73.6)     (125.4)      (39.8)       (38.4)       27.0
Preferred stock dividends..........................      1.5          --          --           --          --
                                                     -------   ---------   ---------    ---------   ---------
Net income (loss) available to common
  stockholders.....................................   $(75.1)    $(125.4)     $(39.8)      $(38.4)      $27.0
                                                     =======   =========   =========    =========   =========
Weighted average common shares outstanding (in
  thousands):
  Basic............................................   11,344      11,344       9,195        9,342       8,991
  Diluted..........................................   11,344      11,344       9,195        9,342       9,331
Earnings (loss) per common share:
  Basic............................................   $(6.62)    $(11.05)     $(4.33)      $(4.11)      $3.01
                                                     -------   ---------   ---------    ---------   ---------
  Diluted..........................................   $(6.62)    $(11.05)     $(4.33)      $(4.11)      $2.90
                                                     -------   ---------   ---------    ---------   ---------
OTHER FINANCIAL DATA:
Net cash provided by (used in) operating
  activities.......................................    $25.4       $49.4       $15.6        $(7.1)      $12.3
EBITDA(5)..........................................     26.2       (77.0)       80.4         65.1        79.3
Adjusted EBITDA(5).................................     51.5        75.3       105.4         83.1        77.6
Capital expenditures...............................     44.9         9.2        18.0          3.7        10.2
BALANCE SHEET DATA:
Cash and cash equivalents..........................    $52.5       $94.2       $53.5        $55.4       $32.5
Property and equipment, net(4).....................    621.2       460.1       438.3        436.8       423.3
Total assets.......................................    761.3       618.1       556.7        541.1       525.9
Total debt(6)......................................     52.0        49.7       418.8        423.7       394.8
Liabilities subject to compromise..................    529.2       508.1        37.4         39.0        22.5
Retained deficit...................................    (30.1)     (155.5)     (195.3)      (193.9)     (168.3)
Total stockholders' equity.........................   $129.1        $3.7       $13.2        $13.6       $44.2

                                                                                          NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                     -------------------------------    ---------------------
                                                     2000(1)    2001(1)     2002(1)       2002        2003
                                                     -------   ---------   ---------    ---------   ---------
                                                                                             (UNAUDITED)
                                                        (IN MILLIONS EXCEPT PER SHARE AND OPERATING DATA)
OPERATING DATA:
Theatres at period end(7)..........................      352         323         308          309         300
Screens at period end(7)...........................    2,438       2,333       2,262        2,255       2,239
Average screens in operation.......................    2,643       2,386       2,297        2,277       2,253
Average screens per theatre........................      6.9         7.2         7.3          7.3         7.5
Total attendance (in thousands)....................   67,804      64,621      69,997       52,838      49,520
Average ticket price...............................    $4.65       $4.83       $4.90        $4.79       $4.90
Average concession sales per patron................    $1.98       $2.10       $2.17        $2.16       $2.17


---------------

(1) See notes 1, 2 and 3 of notes to audited annual consolidated financial statements with respect to our bankruptcy and financial reporting in accordance with Statement of Position 90-7. See note 3 of notes to audited annual consolidated financial statements with respect to reorganization costs incurred while in bankruptcy. See note 11 of notes to audited annual consolidated financial statements for income taxes relative to valuation allowances for deferred income tax debits.



(2) Gain on sales of property and equipment, which is included in concessions and other revenues in the audited annual consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, is not included in revenues in the foregoing table, but has been separately stated.



(3) Goodwill amortization of $1.5 million is included for each of the years ended December 31, 2000 and 2001.



(4) See notes 2, 3 and 4 of notes to audited annual consolidated financial statements with respect to impairments of long-lived assets.



(5) EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. We define Adjusted EBITDA as net income (loss) (1) plus (a) interest expense,
    (b) income and franchise taxes, (c) depreciation and amortization expense,
    (d) impairment charges, (e) non-cash charges arising from the grant of stock to management, (f) written-off costs relating to stock offerings, (g) reorganization costs, (h) restructuring charges and (i) non-cash charges relating to loss on extinguishment of debt and (2) less gains (losses) from asset sales. Our Adjusted EBITDA is different from EBITDA (which is defined as earnings before interest, taxes, depreciation and amortization) because we add back franchise taxes, impairment charges, non cash charges arising from the grant of stock options to management, written-off costs relating to stock offerings, reorganization costs, restructuring charges and non-cash charges relating to the loss on extinguishment of debt and subtract gains (losses) from asset sales. We use Adjusted EBITDA as a measure to determine our compliance with certain covenants under our term loan credit agreement and our revolving credit agreement. See "Description of Indebtedness" for a discussion of those covenants. In addition, we believe that EBITDA and Adjusted EBITDA are important supplemental measures of our ability to incur and service debt and our capacity for making capital expenditures. Further, we believe that EBITDA and Adjusted EBITDA are used by analysts and investors to help evaluate our overall performance and as comparative measures of operating performance in the motion picture exhibition industry.



     Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures reported by other companies.



     EBITDA and Adjusted EBITDA: (a) do not represent net income or cash flow from operations as defined by generally accepted accounting principles; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to operating income, net income (loss), net cash provided by (used in) operating activities or our other financial information determined under generally accepted accounting principles.



     We believe the line on our consolidated statement of cash flows entitled net cash provided by (used in) operating activities is the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA. The following table reconciles EBITDA and Adjusted EBITDA on a consolidated basis to the line on our consolidated statement of cash flows entitled net cash provided by (used in) operating activities for the periods presented in the table above:



                                                                                   NINE MONTHS
                                                                                      ENDED
                                                      YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                                     -------------------------   ---------------
                                                      2000     2001      2002     2002     2003
                                                     ------   -------   ------   -------   -----
                                                                    (IN MILLIONS)
     Cash provided (used) in operations...........    $25.4     $49.4    $15.6     $(7.1)  $12.3
     Changes in operating assets, liabilities and
       other......................................     (1.7)      8.6     (6.8)      1.1    29.1
     Gain on sales of property and equipment......      3.0        --      0.7       0.3     2.5
     Non-cash reorganization items................     (3.0)     (9.1)   (13.5)     (5.9)   10.2
     Non-cash deferred compensation...............       --        --     (3.6)     (2.5)   (3.9)
     Deferred income taxes........................    (23.0)       --       --        --      --
     Recoverable income taxes.....................     (5.8)       --       --        --      --
     Interest expense.............................     31.0       6.1    102.8      93.9    29.1
     Income tax expense (benefit).................     25.5        --    (14.7)    (14.7)     --
     Impairment of long-lived assets..............    (21.3)   (132.2)      --        --      --
     Restructuring charges........................      0.8        --       --        --      --
     Other........................................     (4.8)       --       --        --      --
                                                     ------   -------   ------   -------   -----
     EBITDA.......................................     26.2     (77.0)    80.4      65.1    79.3
     Franchise taxes..............................      0.8       0.6      1.0       0.7     0.8
     Impairment of long-lived assets..............     21.3     132.2       --        --      --
     Restructuring charge.........................     (0.8)       --       --        --      --
     Reorganization costs.........................      7.0      19.5     20.5      15.1    (3.9)
     Non-cash deferred compensation...............       --        --      3.6       2.5     3.9
     Written-off costs related to proposed public
       offering...................................       --        --      0.6        --      --
     Less gain on sales of property and
       equipment..................................     (3.0)       --     (0.7)     (0.3)   (2.5)
                                                     ------   -------   ------   -------   -----
     Adjusted EBITDA..............................    $51.5     $75.3   $105.4     $83.1   $77.6
                                                     ======   =======   ======   =======   =====

     The following table reconciles EBITDA and Adjusted EBITDA on a consolidated basis to the line on our consolidated statement of operations entitled net income (loss) available to common stockholders for the periods presented in the table above:



                                                                                   NINE MONTHS
                                                                                      ENDED
                                                       YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                      -------------------------   --------------
                                                       2000     2001      2002     2002    2003
                                                      ------   -------   ------   ------   -----
                                                                    (IN MILLIONS)
     Net income (loss) available to common
       stockholders................................   $(75.1)  $(125.4)  $(39.8)  $(38.4)  $27.0
     Preferred dividends...........................      1.5
     Net income (loss).............................    (73.6)   (125.4)   (39.8)   (38.4)   27.0
     Interest expense..............................     31.0       6.1    102.8     93.9    29.1
     Income tax expense (benefit)..................     25.5        --    (14.7)   (14.7)     --
     Depreciation and amortization.................     43.2      42.2     32.1     24.4    23.1
                                                      ------   -------   ------   ------   -----
     EBITDA........................................     26.2     (77.0)    80.4     65.1    79.3
     Franchise taxes...............................      0.8       0.6      1.0      0.7     0.8
     Impairment of long-lived assets...............     21.3     132.2       --       --      --
     Restructuring charge..........................     (0.8)       --       --       --      --
     Reorganization costs..........................      7.0      19.5     20.5     15.1    (3.9)
     Non-cash deferred compensation................       --        --      3.6      2.5     3.9
     Written-off costs related to proposed public
       offering....................................       --        --      0.6       --      --
     Less gain on sales of property and
       equipment...................................     (3.0)       --     (0.7)    (0.3)   (2.5)
                                                      ------   -------   ------   ------   -----
       Adjusted EBITDA.............................    $51.5     $75.3   $105.4    $83.1   $77.6
                                                      ======   =======   ======   ======   =====



(6) Includes current maturities of long-term indebtedness, capital lease obligations and long-term trade payables; excludes long-term trade payables and liabilities subject to compromise.



(7) Excludes theatres which we closed upon approval of the bankruptcy court of our rejection of theatre leases as follows: 84 theatres and 394 screens through December 31, 2000; an additional 17 theatres and 81 screens through December 31, 2001; and an additional eight theatres and 44 screens through December 31, 2002.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all of the other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business and could result in a complete loss of your investment.

                   RISKS RELATED TO OUR BUSINESS AND INDUSTRY


OUR BUSINESS WILL BE ADVERSELY AFFECTED IF THERE IS A DECLINE IN THE NUMBER OF MOTION PICTURES AVAILABLE FOR SCREENING OR IN THE APPEAL TO PATRONS.



     Our business depends to a substantial degree on the availability of suitable motion pictures for screening in our theatres and the appeal of such motion pictures to patrons in our specific theatre markets. Our results of operations will vary from period to period based upon the number and popularity of the motion pictures we show in our theatres. A disruption in the production of motion pictures by, or a reduction in the marketing efforts of, the major studios and/or independent producers, a lack of motion pictures, the poor performance of motion pictures in general or the failure of motion pictures to attract the patrons in our theatre markets will likely adversely affect our business and results of operations.


OUR SUBSTANTIAL LEASE AND DEBT OBLIGATIONS COULD IMPAIR OUR FINANCIAL FLEXIBILITY AND OUR COMPETITIVE POSITION.

     We now have, and will continue to have, significant debt obligations. Our current long-term debt obligations are as follows:


        - Our term loan credit agreement provides for borrowings of up to $254.5 million, of which $182.3 million was outstanding as of September 30, 2003.



        - Our revolving credit agreement provides for borrowings of up to $50.0 million. There were no amounts outstanding as of September 30, 2003.



        - Our 10 3/8% senior subordinated notes, issued as of January 31, 2002, total $154.3 million.



        - Amounts owed on our industrial revenue bonds total $0.8 million at September 30, 2003.



        - As of September 30, 2003, we estimate that our general unsecured creditors will receive an aggregate of $35.7 million plus interest at an annual rate of 9.4% in resolution of their allowed claims, with a final maturity date of January 31, 2007. As of September 30, 2003, total accrued interest on these claims was $3.6 million. Of these claims, $22.5 million are disputed.



     We also have, and will continue to have, significant lease obligations. As of December 31, 2002, our total capital and operating lease obligations for leases with terms over one year totaled $534.2 million.



     These obligations could have important consequences for us. For example, they could:



        - limit our ability to obtain necessary financing in the future and make it more difficult for us to satisfy our lease and debt obligations;



        - require us to dedicate a substantial portion of our cash flow to payments on our lease and debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

        - make us more vulnerable to a downturn in our business and limit our flexibility to plan for, or react to, changes in our business; and



        - place us at a competitive disadvantage compared to competitors that might have stronger balance sheets or better access to capital by, for example, limiting our ability to enter into new markets or renovate our theatres.


     If we are unable to meet our lease and debt obligations, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all. As a result, we could default on those obligations.

WE MAY NOT GENERATE SUFFICIENT CASH FLOW TO MEET OUR NEEDS.


     Our ability to service our indebtedness and to fund potential capital expenditures for theatre construction, expansion or renovation will require a significant amount of cash, which depends on many factors beyond our control. Our ability to make scheduled payments of principal, to pay the interest on or to refinance our indebtedness is subject to general industry economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations to meet our needs.


OUR BUSINESS IS SUBJECT TO SIGNIFICANT COMPETITIVE PRESSURES.


     Large multiplex theatres, which we and some of our competitors built, have tended to and are expected to continue to draw audiences away from certain older theatres, including some of our theatres. In addition, demographic changes and competitive pressures can lead to the impairment of a theatre. Over the last several years, we and many of our competitors have closed a significant number of theatres. Our competitors or smaller entrepreneurial developers may purchase or lease these abandoned buildings and reopen them as theatres in competition with us.



     We face varying degrees of competition from other motion picture exhibitors with respect to licensing films, attracting customers, obtaining new theatre sites and acquiring theatre circuits. In those areas where real estate is readily available, there are few barriers preventing competing companies from opening theatres near one of our existing theatres. Competitors have built and are planning to build theatres in certain areas in which we operate. In the past, these developments have resulted and may continue to result in excess capacity in those areas, adversely affecting attendance and pricing at our theatres in those areas. Even where we are the only exhibitor in a film licensing zone (and therefore do not compete for films), we still may experience competition for patrons from theatres in neighboring zones. There have also been a number of consolidations in the film exhibition industry, and the impact of these consolidations could have an adverse effect on our business if greater size would give larger operators an advantage in negotiating licensing terms.



     Our theatres also compete with a number of other motion picture delivery systems including cable television, pay-per-view, video disks and cassettes, satellite and home video systems. New technologies for motion picture delivery (such as video on demand) could also have a material adverse effect on our business and results of operations. While the impact of these alternative types of motion picture delivery systems on the motion picture exhibition industry is difficult to determine precisely, there is a risk that they could adversely affect attendance at motion pictures shown in theatres.



     Theatres also face competition from a variety of other forms of entertainment competing for the public's leisure time and disposable income, including sporting events, concerts, live theatre and restaurants.

OUR REVENUES VARY SIGNIFICANTLY DEPENDING UPON THE TIMING OF THE MOTION PICTURE RELEASES BY DISTRIBUTORS.


     Our business is seasonal, with higher revenues generated during the summer months and year-end holiday season. While motion picture distributors have begun to release major motion pictures more evenly throughout the year, the most marketable motion pictures are usually released during the summer months and the year-end holiday season, and we usually earn more during those periods than in other periods during the year. Additionally, the unexpected emergence of a "hit" film may occur in these or other periods. As a result, the timing of motion picture releases affects our results of operations, which may vary significantly from quarter to quarter and year to year.



IF WE DO NOT COMPLY WITH THE COVENANTS IN OUR CREDIT AGREEMENTS OR OTHERWISE DEFAULT UNDER THEM, WE MAY NOT HAVE THE FUNDS NECESSARY TO PAY ALL OUR AMOUNTS THAT COULD BECOME DUE.



     Our term loan credit agreement, our revolving credit agreement and our indenture for our 10 3/8% senior subordinated notes require us to comply with certain covenants that, among other things, limit our ability to incur additional debt. In particular, our term loan credit agreement generally prohibits us from incurring additional indebtedness or materially amending the terms of any agreement relating to existing indebtedness in excess of $3 million without lender approval. Further, our revolving credit agreement generally prohibits us from incurring any additional indebtedness or materially amending the terms of any agreement relating to existing indebtedness without lender approval. In addition, our credit agreements limit our ability to make capital expenditures. Under our term loan credit agreement and our revolving credit agreement, our capital expenditures may not exceed $22.3 million in 2003 ($2.3 million of which was carried over from 2002) and $25 million in each of 2004, 2005 and 2006; provided that, unused capital expenditures for a given year will be applied to increase the capital expenditure limit for the following year. Further, our revolving credit agreement restricts our ability to amend our primary supply contracts and Mr. Patrick's employment agreement. A violation of any of these covenants could cause an event of default under those agreements. If we default under those agreements because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable. We cannot assure you that we would have sufficient funds to repay all the outstanding amounts, and any acceleration of amounts due under those credit agreements likely would have a material adverse effect on us.


WE MAY BE UNABLE TO FUND OUR ADDITIONAL CAPITAL NEEDS.


     Our access to capital may be limited because of our current leverage. In addition, because of our bankruptcy, we may have difficulty obtaining financing for new development on terms that we find attractive. Traditional sources of financing new theatres through landlords may be unavailable for a number of years.


     The opening of large multiplexes by our competitors and the opening of newer theatres with stadium seating in certain of our markets have led us to reassess a number of our theatre locations to determine whether to renovate or to dispose of underperforming locations. Further advances in theatre design may also require us to make substantial capital expenditures in the future or to close older theatres that cannot be economically renovated in order to compete with new developments in theatre design.


     We are subject to restrictions imposed by our lenders that limit the amount of our capital expenditures. As a result, we may be unable to make the capital expenditures that we would otherwise believe necessary. In addition, we cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenue growth will be realized or that future capital will be available to us to enable us to fund our capital expenditure needs.

WE MAY BE LIMITED IN OUR ABILITY TO UTILIZE, OR MAY NOT BE ABLE TO UTILIZE, NET OPERATING LOSS CARRYFORWARDS TO REDUCE OUR FUTURE TAX LIABILITY.



     As of December 31, 2002, we had approximately $116.0 million of federal and state net operating loss carryforwards available to offset our future taxable income. Section 382 of the Internal Revenue Code of 1986 imposes an annual limitation on the use of a corporation's net operating loss carryforwards if the corporation undergoes an "ownership change," which in general terms is a change in beneficial ownership of the company's stock that exceeds 50 percentage points during a three year testing period.



     The determination of whether we underwent an ownership change for purposes of section 382 as a result of the issuance of common stock pursuant to our plan of reorganization (the "Plan Stock Issuance") is subject to a number of highly complex legal issues and factual uncertainties. In our federal income tax return for 2002, we reported the Plan Stock Issuance as causing a section 382 ownership change, although the matter is not free from doubt and arguments can be advanced to support the contrary position. Based on our reported tax treatment, we believe that the special exception in section 382(I)(5) available to debtors in bankruptcy applied, so that our net operating loss carryforwards did not become subject to a section 382 limitation as a result of the Plan Stock Issuance. If, however, we were to undergo a second ownership change within two years following our date of reorganization -- that is, by January 31, 2004 -- and assuming that the Plan Stock Issuance caused an ownership change, our net operating losses would become subject to a section 382 limitation of zero and their future use effectively would be eliminated. While we do not anticipate that the sale of our common stock in this offering will cause a second ownership change, future changes in the direct or indirect beneficial ownership of our common stock, which may be beyond our control, could trigger an ownership change and thus limit, or possibly eliminate altogether, our ability to use these net operating loss carryforwards in a subsequent taxable year.



     If it were determined that we did not undergo an ownership change as a result of the Plan Stock Issuance, the issuance of common stock in this offering would trigger an ownership change, which would cause our net operating loss carryforwards to become subject to an annual limitation on their use equal to the value of our equity immediately prior to the date of the ownership change, subject to certain adjustments, multiplied by the applicable federal long-term tax-exempt interest rate.


DETERIORATION IN OUR RELATIONSHIPS WITH ANY OF THE MAJOR FILM DISTRIBUTORS COULD ADVERSELY AFFECT OUR ACCESS TO COMMERCIALLY SUCCESSFUL FILMS AND COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     Our business depends to a significant degree on maintaining good relationships with the major film distributors that license films to our theatres. A deterioration in our relationships with any of the major film distributors could adversely affect our access to commercially successful films and adversely affect our business and results of operations. We suffered such a deterioration for a period of time while we were in bankruptcy. When we commenced our bankruptcy, several film distributors ceased supplying us with new film product in light of their claims against us for exhibition fees aggregating approximately $37.2 million. Those film distributors recommenced supplying us with new film product upon our agreeing to pay their claims in full, which we did in 17 weekly installments ending on December 26, 2000.

     Because the distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases, we cannot ensure a supply of motion pictures by entering into long-term arrangements with major distributors. Rather, we must compete for licenses on a film-by-film and theatre-by-theatre basis and are required to negotiate licenses for each film and for each theatre individually.

OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN KEY PERSONNEL.


     We believe that our success is due in part to our experienced management team. We depend in large part on the continued contribution of our senior management and, in particular, Michael W. Patrick, our President and Chief Executive Officer. Losing the services of one or more members of our senior management could adversely affect our business and results of operations. We entered into a five-year employment agreement with Michael W. Patrick as Chief Executive Officer on January 31, 2002, the term of which extends for one year each December 31, provided that neither we nor Mr. Patrick chooses not to extend the agreement. We maintain no key man life insurance policies for any senior officers or managers except for a $1.8 million policy covering Mr. Patrick.


WE FACE UNCERTAINTIES RELATED TO DIGITAL CINEMA.

     If a digital cinema roll-out progresses rapidly, we may not have adequate resources to finance the conversion costs. Digital cinema is in an experimental stage in the motion picture exhibition industry. There are multiple parties competing to be the leading manufacturer of digital cinema technology. However, there are significant obstacles to the acceptance of digital cinema, including quality of image and costs. Electronic projectors will require substantial investment in re-equipping theatres. If the conversion process rapidly accelerates, we may have to raise additional capital to finance the conversion costs associated with it. The additional capital necessary may not, however, be available to us on terms we deem acceptable.

A PROLONGED ECONOMIC DOWNTURN COULD MATERIALLY AFFECT OUR BUSINESS BY REDUCING AMOUNTS CONSUMERS SPEND ON ATTENDING MOVIES.

     Our business depends on consumers voluntarily spending discretionary funds on leisure activities. Movie theatre attendance may be affected by prolonged negative trends in the general economy that adversely affect consumer spending. Any reduction in consumer confidence or disposable income in general may affect the demand for movies or severely impact the motion picture production industry such that our business and operations could be adversely affected.

COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT COULD REQUIRE US TO INCUR SIGNIFICANT CAPITAL EXPENDITURES AND LITIGATION COSTS IN THE FUTURE.

     The Americans with Disabilities Act of 1990, or the ADA, and certain state statutes and local ordinances, among other things, require that places of public accommodation, including both existing and newly constructed theatres, be accessible to customers with disabilities. The ADA requires that theatres be constructed to permit persons with disabilities full use of a theatre and its facilities. The ADA may also require that certain modifications be made to existing theatres in order to make them accessible to patrons and employees who are disabled. We are subject to a settlement agreement arising from a complaint filed with the U.S. Department of Justice concerning theatres operated by us in Des Moines, Iowa. As a result of the settlement agreement, we removed barriers to accessibility at two Des Moines theatres and distributed to all of our theatre managers a questionnaire designed to assist our central management in identifying existing and potential barriers and determining what steps might be available for removal of such existing and potential barriers.

     We are aware of several lawsuits that have been filed against other motion picture exhibitors by disabled moviegoers alleging that certain stadium seating designs violated the ADA. If we fail to comply with the ADA, remedies could include imposition of injunctive relief, fines, awards for damages to private litigants and additional capital expenditures to remedy non-compliance. Imposition of significant fines, damage awards or capital expenditures to cure non-compliance could adversely affect our business and operating results.

WE ARE SUBJECT TO OTHER FEDERAL, STATE AND LOCAL LAWS WHICH LIMIT THE MANNER IN WHICH WE MAY CONDUCT OUR BUSINESS.


     Our theatre operations are subject to federal, state and local laws governing matters such as construction, renovation and operation of our theatres as well as wages, working conditions, citizenship and health and sanitation requirements and licensing. While we believe that our theatres are in material compliance with these requirements, we cannot predict the extent to which any future laws or regulations that regulate employment matters will impact our operations. At September 30, 2003, approximately 47% of our employees were paid at the federal minimum wage and, accordingly, the minimum wage largely determines our labor costs for those employees. Increases in the minimum wage will increase our labor costs.



DISRUPTION OF OUR RELATIONSHIP WITH OUR PRIMARY CONCESSION SUPPLIERS COULD HARM OUR MARGINS ON CONCESSIONS.



     We purchase substantially all of our concession supplies, except for beverage supplies, as well as janitorial supplies from Showtime Concession Supply, Inc. and are by far its largest customer. In return for our concession supplies, we pay Showtime Concession at set prices that are based on the type of concession supplied. Our agreement with Showtime Concession expired on May 1, 2003 and is continuing on a month-to-month basis. We are currently negotiating a new multi-year agreement with Showtime Concession. If this relationship were disrupted, we could be forced to negotiate a number of substitute arrangements with alternative vendors which are likely to be, in the aggregate, less favorable to us than the current arrangement.



     We purchase our beverage supplies from The Coca-Cola Company. Our current agreement with The Coca-Cola Company will expire on June 30, 2004. Under the agreement, The Coca-Cola Company may raise beverage supply costs and, in fact, has increased such costs by 3.3% beginning January 31, 2004 through the term of the agreement. If beverage supply costs are increased at a higher rate or we are unable to negotiate favorable terms with The Coca-Cola Company or a competing beverage supplier when the agreement is up for renewal, our margins on concessions may be negatively impacted.


OUR DEVELOPMENT OF NEW THEATRES POSES A NUMBER OF RISKS.


     We plan to continue to expand our operations through the development of new theatres and the expansion of existing theatres. Developing new theatres poses a number of risks. Construction of new theatres may result in cost overruns, delays or unanticipated expenses related to zoning or tax laws. Desirable sites for new theatres may be unavailable or expensive, and the markets in which new theatres are located may deteriorate over time. Additionally, the market potential of new theatre sites cannot be precisely determined, and our theatres may face competition in new markets from unexpected sources. Newly constructed theatres may not perform up to our expectations.


     We face significant competition for potential theatre locations and for opportunities to acquire existing theatres and theatre circuits. Because of this competition, we may be unable to add to our theatre circuit on terms we consider acceptable.

IF WE DETERMINE THAT ASSETS ARE IMPAIRED, WE WILL BE REQUIRED TO RECOGNIZE A CHARGE TO EARNINGS.

     The opening of large multiplexes and theatres with stadium seating by us and certain of our competitors has tended to, and is expected to continue to, draw audiences away from certain older theatres, including some of our theatres. In addition, demographic changes and competitive pressures can lead to the impairment of a theatre. Whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable, we review those assets to be held and used in the business for impairment of long-lived assets and goodwill. We also periodically review and monitor our internal management reports and the competition in our markets for indicators of impairment of individual theatres. If we determine that assets are impaired, we are required to recognize a charge to earnings.


     We had impairment charges in each of fiscal 1999, 2000 and 2001, totaling $186.4 million. Our impairment charge recognized for 2001 was significantly larger than in prior years due to the write-off of leasehold improvements on rejected theatres, the impact of closing owned theatres, the diminished value of our entertainment centers and the write-down of surplus equipment removed from closed theatres. Additionally, in 2001 we included equipment in the theatre valuation calculations based on the reduced capital building program in the future as well as the excess supply of equipment in inventory. Through December 31, 2002, we believe we have properly tested for impairments. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets.



OUR BANKRUPTCY REORGANIZATION COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.



     Certain claims from our bankruptcy reorganization remain unsettled and are subject to ongoing negotiation and possible litigation. We estimate the amount of these claims at September 30, 2003 to be $35.7 million plus accrued interest of $3.6 million; however, the final amounts we pay in satisfaction of the claims will depend on the bankruptcy court's determination. In addition, new claims could be asserted that could exceed our estimate. The final amounts paid in connection with these claims could materially exceed our current estimates, which could reduce our profitability or cause us to incur losses that would affect the trading price of our common stock.


     In addition, our past inability to meet our obligations that resulted in our filing for bankruptcy protection, or the perception that we may not be able to meet our obligations in the future, could adversely affect our ability to obtain adequate financing, to enter into new leases for theatres or to retain or attract high-quality employees. It could also adversely affect our relationships with our suppliers.

OUR BUSINESS MAKES US VULNERABLE TO FUTURE FEARS OF TERRORISM.

     If future terrorist incidents or threats cause our customers to avoid crowded settings such as theatres, our attendance would be adversely affected.

                       RISKS RELATED TO OUR COMMON STOCK

THERE HAS BEEN A LIMITED PUBLIC MARKET FOR OUR STOCK.


     Our common stock trades on the Nasdaq National Market under the symbol "CKEC". Prior to this offering, there has been a relatively illiquid public market for our common stock, and its price has been volatile. Since our reorganization, the closing price of our common stock has ranged from a high of $36.53 on November 7, 2003 on the Nasdaq National Market to a low of $15.50 on March 19, 2002 on the over-the-counter Bulletin Board. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:



     - actual or anticipated variations in our quarterly results of operations;



     - changes in market valuations of companies in the motion picture exhibition industry;



     - changes in expectations of future financial performance or changes in estimates of securities analysts;



     - fluctuations in stock market prices and volumes;

     - issuances of common stock or other securities in the future;



     - the addition or departure of key personnel; and



     - announcements by us or our competitors of acquisitions, investments or strategic alliances.



     Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management attention and company resources and could have a material adverse effect on our business and results of operations. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time.



THE SALE OF SHARES BY THE SELLING STOCKHOLDERS MAY HAVE A DEPRESSIVE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK.



     As of September 30, 2003, the selling stockholders collectively owned approximately 84% of our shares of common stock and will own approximately 51% of our common stock after the offering. While not all of the shares held by these stockholders are being offered for sale in this offering, sales of shares in this offering may have a depressive effect on the market price of our common stock because they will significantly increase the number of freely tradeable shares of our common stock at the close of the offering.



SOME OF OUR LARGER STOCKHOLDERS CONTROL THE COMPOSITION OF THE BOARD OF DIRECTORS AND MOST MATTERS SUBMITTED TO A VOTE OF OUR STOCKHOLDERS.



     Under our stockholders' agreement, some of our larger stockholders have agreed until February 29, 2004 to vote their shares in favor of the election to the board of directors of certain individuals who have been previously designated by those holders. These stockholders own approximately 82% of the shares of our common stock and will own 49.7% of our common stock after the offering. As a result, they are generally able to determine the composition of the board of directors. In addition, if these stockholders choose to vote in the same manner, they will be able to determine the disposition of most matters submitted to a vote of our stockholders. The interests of our controlling stockholders may differ from yours. In addition, even after the stockholders' agreement expires, these stockholders may choose to extend it or to enter into other formal or informal arrangements with respect to voting.


WE HAVE SIGNIFICANT STOCKHOLDERS WITH THE ABILITY TO INFLUENCE OUR ACTIONS.


     Entities affiliated with Goldman, Sachs & Co. will beneficially own approximately 28% of the shares of our common stock after the offering. This ownership interest and the Goldman entities' board representation allows them to have significant input on major corporate decisions. The Goldman entities may exert their influence in a manner that is not consistent with the interests of other stockholders.


OUR LARGEST STOCKHOLDERS WILL HAVE THE POWER TO SELL A LARGE PORTION OF OUR STOCK IN THE FUTURE, WHICH COULD CAUSE THE PRICE OF OUR STOCK TO DECLINE.

     Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could lower the price of our common stock. Under a registration rights agreement, our largest stockholders have the power, subject to certain conditions, to cause us to initiate a public offering for all or part of their shares of our common stock. Such a registration would allow a selling stockholder to sell its shares of our stock, potentially a large number of shares, on the open market at an undetermined point in the future. Following this offering, 6,012,951 shares of our common stock may be registered for resale under the registration rights agreement beginning on the date 180 days after the date of this prospectus, or at any earlier time if applicable transfer restrictions are waived or amended. The parties to the stockholders' agreement and the registration rights agreement have entered into a letter agreement permitting the selling stockholders to participate in this offering.


OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT MAKE IT MORE DIFFICULT TO EFFECT A CHANGE IN CONTROL OF THE COMPANY.


     Certain provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law could have the effect of delaying, deterring or preventing a change in control of the company not approved by the board of directors, even if the change in control were in the stockholders' interests. Under our certificate of incorporation, our board of directors has the authority to issue up to one million shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While we have no present intention to issue shares of preferred stock, an issuance of preferred stock in the future could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the company. In addition, our bylaws provide that a special meeting of the stockholders of the company may only be called by the Chairman, President or Secretary, at the request in writing of a majority of our board of directors or at the request in writing of stockholders owning at least 66 2/3% of our capital stock then issued and outstanding and entitled to vote.


     Further, we are subject to the anti-takeover provisions of section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of section 203 could have the effect of delaying or preventing a change of control that could be advantageous to the stockholders.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


     This document contains numerous forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, "plans", "projects", "intends", "expects" or similar expressions. These statements include, among others, statements regarding our expected financial condition, business, financing plans, strategies, prospects, revenues, working capital, sources of liquidity, capital needs, interest costs and income.



     Forward-looking statements are estimates and projections reflecting our best judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding expected pricing levels, the timing and cost of expected capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:


     - the availability of suitable motion pictures for exhibition in our markets;

     - competition in our markets;

     - competition with other forms of entertainment;


     - the effect of our leverage on our financial condition and financial flexibility; and


     - other factors, including the risk factors discussed in this prospectus.


     We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.


                                USE OF PROCEEDS


     We are offering for sale 3,000,000 shares of common stock by this prospectus. Based on an assumed public offering price of $35.50 per share, we estimate that our net proceeds from the sale of these shares will be $99.1 million after deducting underwriting discounts and estimated offering expenses. We will not receive any proceeds from the sale of 1,500,000 shares of common stock being offered by the selling stockholders.



     We expect to use our entire net proceeds to repay indebtedness under the term loan credit agreement. The interest rate on our term loan in effect as of September 30, 2003 was 7.75% per annum. The final maturity date of the loans under the term loan credit agreement is January 31, 2007.

                          PRICE RANGE OF COMMON STOCK


     Our common stock is currently traded on the Nasdaq National Market under the symbol "CKEC", but it has traded on the NASD's over-the-counter Bulletin Board (the "OTCBB") and the New York Stock Exchange at different times in the past. From January 31, 2002 until May 22, 2002, our new common stock was traded on the OTCBB under the symbol "CMKC". Prior to that time, our pre-reorganization Class A common stock traded on the OTCBB under the symbol "CKECQ" from January 17, 2001 until January 30, 2002. The Class A common stock previously traded on the New York Stock Exchange under the symbol "CKE" until trading in our stock on the New York Stock Exchange was suspended prior to trading on January 12, 2001 because we had fallen below certain New York Stock Exchange criteria for continued listing.



     The last reported sale price of the common stock on November 12, 2003 was $35.50 per share. The table below sets forth the high and low closing prices of our new common stock from January 31, 2002 through the present:



                                                               HIGH     LOW
                                                              ------   ------
2003
  Fourth Quarter (through November 12, 2003)................  $36.53   $26.25
  Third Quarter.............................................   27.44    20.76
  Second Quarter............................................   23.66    19.30
  First Quarter.............................................   23.15    18.58
2002
  Fourth Quarter............................................  $21.32   $16.60
  Third Quarter.............................................   25.70    16.45
  Second Quarter............................................   30.12    19.50
  First Quarter.............................................   21.25    15.50


     The table below sets forth the high and low closing prices of our Class A common stock prior to its cancellation:


                                                              HIGH     LOW
                                                              -----   -----
2002
  First Quarter (through January 31, 2002)..................  $4.32   $3.22
2001
  Fourth Quarter............................................  $3.41   $0.37
  Third Quarter.............................................   0.57    0.34
  Second Quarter............................................   0.67    0.33
  First Quarter.............................................   0.75    0.20
2000
  Fourth Quarter............................................  $0.88   $0.31
  Third Quarter.............................................   4.06    0.69
  Second Quarter............................................   6.06    3.44
  First Quarter.............................................   7.94    5.44



     As of September 30, 2003, there were approximately 722 record holders of our common stock. There are no shares of any other class of stock issued and outstanding as of the date of this prospectus.

                                DIVIDEND POLICY


     We have never declared or paid a dividend on our common stock. However, our board of directors intends to declare a quarterly dividend of $0.175 per share of common stock in the first full quarter after the closing of this offering, subject to the completion of a refinancing of our existing indebtedness on terms that permit the payment of dividends. Our credit agreements and the indenture governing our senior subordinated notes currently prohibit the payment of dividends. Thereafter, we intend to pay quarterly dividends for the foreseeable future at our board's discretion, subject to many considerations, including limitations imposed by our debt covenants, operating results, capital requirements and other factors.

                                 CAPITALIZATION


     The following table shows, as of September 30, 2003, our capitalization, both actual and as adjusted. The adjustment gives effect to:



     - our sale of 3,000,000 shares of common stock in this offering, assuming an offering price of $35.50 per share; and



     - the application of all of the estimated net proceeds from that sale, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming all of the proceeds are used for the repayment of debt under our term loan credit agreement.


     You should read the following capitalization data in conjunction with "Use of Proceeds", "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", the consolidated financial statements and accompanying notes and the other financial data included in this prospectus.


                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                  (IN MILLIONS)
Cash and cash equivalents...................................    $32.5       $32.5
                                                              =======     =======

Term loan, including current maturities.....................    182.3        83.2
10 3/8% senior subordinated notes due 2009..................    154.3       154.3
Capital lease obligations and other.........................     53.7        53.7
General unsecured claims....................................     35.7        35.7
                                                              -------     -------
     Total debt.............................................    426.0       326.9

Stockholders' equity
  Common stock..............................................      0.3         0.4
  Additional paid-in capital................................    212.2       311.2
  Retained deficit..........................................   (168.3)     (168.3)
                                                              -------     -------
Total stockholders' equity..................................     44.2       143.3
                                                              -------     -------
Total capitalization........................................   $470.2      $470.2
                                                              =======     =======

                            SELECTED FINANCIAL DATA


     The consolidated selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this prospectus. The selected financial data for each of the five fiscal years in the period ended December 31, 2002 are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. See "Experts". The data presented for the nine month periods ended September 30, 2002 and September 30, 2003 are derived from unaudited financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals and bankruptcy related items) necessary to present fairly the data for such periods. The results for the nine month period ended September 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year.



     During the period from August 8, 2000 through January 31, 2002, we operated as a debtor-in-possession under chapter 11 of the bankruptcy code. Our results of operations during the reorganization period were significantly affected by the bankruptcy proceeding and are therefore not comparable in all respects with our results for other periods. In addition, the per share data for all periods prior to 2002 reflect the shares of our previously outstanding classes of common stock, which were cancelled when our reorganization became effective. The results from those periods are not comparable to the year ended December 31, 2002 or the nine months ended September 30, 2002 or September 30, 2003, which are based on a different number of shares of our new class of common stock issued when the reorganization became effective.



                                                                                             NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                        -------------------------------------------------    ------------------
                                         1998      1999     2000(1)   2001(1)    2002(1)       2002      2003
                                        -------   -------   -------   --------   --------    --------   -------
                                                                                                (UNAUDITED)
                                                   (IN MILLIONS EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA
Revenues:
  Admissions..........................   $330.5    $336.0    $315.4     $311.8     $342.8      $253.3    $242.8
  Concessions and other(2)............    150.7     148.1     143.9      145.1      163.6       123.8     119.1
                                        -------   -------   -------   --------   --------    --------   -------
    Total revenues(2).................    481.2     484.1     459.3      457.0      506.5       377.1     361.9
Costs and expenses:
  Film exhibition costs...............    177.8     181.5     185.2      171.2      189.3       137.5     128.7
  Concession costs....................     19.9      19.0      21.0       20.2       19.2        14.7      13.6
  Other theatre operating costs.......    187.9     191.1     194.8      182.1      182.8       135.4     136.0
  General and administrative
    expenses..........................      7.1       7.3       6.9        8.8       15.0         9.6      10.7
  Depreciation and amortization
    expenses(3).......................     37.5      41.1      43.2       42.2       32.1        24.4      23.1
  Impairment of long-lived
    assets(4).........................     38.3      33.0      21.3      132.2         --          --        --
  Loss on extinguishment of debt(5)...       --      10.1        --         --         --          --        --
  Restructuring charge(4).............     34.7      (2.7)       --         --         --          --        --
  Gain on sales of property and
    equipment(2)......................     (0.3)     (2.8)     (3.0)        --       (0.7)       (0.3)     (2.5)
                                        -------   -------   -------   --------   --------    --------   -------
    Total costs and expenses..........    502.9     477.7     469.3      556.7      437.7       321.2     309.6
                                        -------   -------   -------   --------   --------    --------   -------
Operating income (loss)...............    (21.6)      6.4     (10.0)     (99.7)      68.8        55.9      52.3
Interest expense......................     27.2      36.9      31.0        6.1      102.8        93.9      29.1
                                        -------   -------   -------   --------   --------    --------   -------
Income (loss) before reorganization
  costs and income taxes..............    (48.8)    (30.4)    (41.0)    (105.8)     (34.0)      (38.0)     23.1
Reorganization costs..................       --        --       7.0       19.5       20.5        15.1      (3.9)
                                        -------   -------   -------   --------   --------    --------   -------

                                                                                             NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                        -------------------------------------------------    ------------------
                                         1998      1999     2000(1)   2001(1)    2002(1)       2002      2003
                                        -------   -------   -------   --------   --------    --------   -------
                                                                                                (UNAUDITED)
                                                   (IN MILLIONS EXCEPT PER SHARE AND OPERATING DATA)
Income (loss) before income taxes.....    (48.8)    (30.4)    (48.0)    (125.4)     (54.5)      (53.1)     27.0
Income tax expense (benefit)..........    (18.2)    (11.5)     25.5         --      (14.7)      (14.7)       --
                                        -------   -------   -------   --------   --------    --------   -------
Net income (loss).....................    (30.6)    (18.9)    (73.6)    (125.4)     (39.8)      (38.4)     27.0
Preferred stock dividends.............      0.3       3.0       1.5         --         --          --        --
                                        -------   -------   -------   --------   --------    --------   -------
Net income (loss) available to common
  stockholders........................   $(30.9)   $(21.9)   $(75.1)   $(125.4)    $(39.8)     $(38.4)    $27.0
                                        =======   =======   =======   ========   ========    ========   =======
Weighted average common shares
  outstanding (in thousands):
  Basic...............................   11,356    11,375    11,344     11,344      9,195       9,342     8,991
  Diluted.............................   11,356    11,375    11,344     11,344      9,195       9,342     9,331
Earning (loss) per common share:
  Basic...............................   $(2.73)   $(1.93)   $(6.62)   $(11.05)    $(4.33)     $(4.11)    $3.01
                                        -------   -------   -------   --------   --------    --------   -------
  Diluted.............................   $(2.73)   $(1.93)   $(6.62)   $(11.05)    $(4.33)     $(4.11)    $2.90
                                        -------   -------   -------   --------   --------    --------   -------
OTHER FINANCIAL DATA:
Net cash provided by (used in)
  operating activities................    $92.0     $59.6     $25.4      $49.4      $15.6       $(7.1)    $12.3
EBITDA(6).............................     15.9      47.6      26.2      (77.0)      80.4        65.1      79.3
Adjusted EBITDA(6)....................     89.4      86.0      51.5       75.3      105.4        83.1      77.6
Capital expenditures..................    146.7     140.5      44.9        9.2       18.0         3.7      10.2
BALANCE SHEET DATA:
Cash and cash equivalents (deficit)...     $3.8     $(4.2)    $52.5      $94.2      $53.5       $55.4     $32.5
Property and equipment, net(4)........    573.6     666.2     621.2      460.1      438.3       436.8     423.3
Total assets..........................    683.5     794.4     761.3      618.1      556.7       541.1     525.9
Total debt(7).........................    351.8     470.3      52.0       49.7      418.8       423.7     394.8
Liabilities subject to compromise.....       --        --     529.2      508.1       37.4        39.0      22.5
Retained earnings (deficit)...........     66.9      45.0     (30.1)    (155.5)    (195.3)     (193.9)   (168.3)
Total stockholders' equity............   $226.3    $204.2    $129.1       $3.7      $13.2       $13.6     $44.2
OPERATING DATA:
Theatres at period end(8).............      468       458       352        323        308         309       300
Screens at period end(8)..............    2,658     2,848     2,438      2,333      2,262       2,255     2,239
Average screens in operation..........    2,733     2,753     2,643      2,386      2,297       2,277     2,253
Average screens per theatre...........      5.7       6.2       6.9        7.2        7.3         7.3       7.5
Total attendance (in thousands).......   77,763    74,518    67,804     64,621     69,997      52,838    49,520
Average ticket price..................    $4.25     $4.51     $4.65      $4.83      $4.90       $4.79     $4.90
Average concession sales per patron...    $1.79     $1.84     $1.98      $2.10      $2.17       $2.16     $2.17


---------------

(1) See notes 1, 2 and 3 of notes to audited annual consolidated financial statements with respect to our bankruptcy and financial reporting in accordance with Statement of Position 90-7. See note 3 of notes to audited annual consolidated financial statements with respect to reorganization costs incurred while in bankruptcy. See note 11 of notes to audited annual consolidated financial statements for income taxes relative to valuation allowances for deferred income tax debits.



(2) Gain on sales of property and equipment, which is included in concessions and other revenues in the audited annual consolidated financial statements for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, has been separately stated.



(3) Goodwill amortization of $2.0 million, $1.7 million, $1.5 million and $1.5 million is included for the years ended December 31, 1998, 1999, 2000 and 2001, respectively.



(4) See notes 2, 3 and 4 of notes to audited annual consolidated financial statements with respect to impairments of long-lived assets and restructuring charges.



(5) Loss on extinguishment of debt, gross, has been reclassified from an extraordinary item, net of tax, in our audited consolidated financial statements in accordance with SFAS 145.

(6) EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. We define Adjusted EBITDA as net income (loss) (1) plus (a) interest expense,
    (b) income and franchise taxes, (c) depreciation and amortization expense,
    (d) impairment charges, (e) non-cash charges arising from the grant of stock to management, (f) written-off costs relating to stock offerings, (g) reorganization costs, (h) restructuring charges and (i) non-cash charges relating to the loss on extinguishment of debt and (2) less gains or (losses) from asset sales. Our Adjusted EBITDA is different from EBITDA (which is defined as earnings before interest, taxes, depreciation and amortization) because we add back franchise taxes, impairment charges, non cash charges arising from the grant of stock options to management, written-off costs relating to stock offerings, reorganization costs, restructuring charges and non-cash charges relating to the loss on extinguishment of debt and subtract gains (losses) from asset sales. We use Adjusted EBITDA as a measure to determine our compliance with certain covenants under our term loan credit agreement and our revolving credit agreement. See "Description of Indebtedness" for a discussion of those covenants. In addition, we believe that EBITDA and Adjusted EBITDA are important supplemental measures of our ability to incur and service debt and our capacity for making capital expenditures. Further, we believe that EBITDA and Adjusted EBITDA are used by analysts and investors to help evaluate our overall performance and as comparative measures of operating performance in the motion picture exhibition industry.



     Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures reported by other companies.



     However, EBITDA and Adjusted EBITDA: (a) do not represent net income or cash flow from operations as defined by generally accepted accounting principles; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to operating income, net income (loss), net cash provided by (used in) operating activities or our other financial information determined under generally accepted accounting principles.



     We believe the line on our consolidated statement of cash flows entitled net cash provided by (used in) operating activities is the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA. The following table reconciles EBITDA and Adjusted EBITDA on a consolidated basis to the line on our consolidated statement of cash flows entitled net cash provided by (used in) operating activities for the periods presented in the table above:



                                                                                  NINE MONTHS
                                                                                     ENDED
                                            YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                   ------------------------------------------   ---------------
                                    1998     1999     2000     2001     2002     2002     2003
                                   ------   ------   ------   ------   ------   -------   -----
                                                          (IN MILLIONS)
     Cash provided (used) in
       operations................    92.0     57.6     25.4     49.4     15.6      (7.1)   12.3
     Changes in operating assets,
       liabilities and other.....   (39.8)   (12.4)    (1.7)     8.6     (6.8)      1.1    29.1
     Gain on sales of property
       and equipment.............     0.3      2.8      3.0               0.7       0.3     2.5
     Non-cash reorganization
       items.....................      --       --     (3.0)    (9.1)   (13.5)     (5.9)   10.2
     Non-cash deferred
       compensation..............      --       --       --       --     (3.6)     (2.5)   (3.9)
     Deferred income taxes.......    26.5      7.0    (23.0)      --       --        --      --
     Recoverable income taxes....      --      5.8     (5.8)      --       --        --      --
     Loss on extinguishment of
       debt......................      --    (10.1)      --       --       --        --      --
     Interest expense............    27.2     36.8     31.0      6.1    102.8      93.9    29.1
     Income tax expense
       (benefit).................   (18.2)   (11.5)    25.5       --    (14.7)    (14.7)     --
     Impairment of long-lived
       assets....................   (38.3)   (33.0)   (21.3)  (132.2)      --        --      --
     Restructuring charges.......   (34.7)     2.7      0.8       --       --        --      --
     Other.......................     0.9      1.9     (4.8)      --       --        --      --
                                   ------   ------   ------   ------   ------   -------   -----
     EBITDA......................    15.9     47.6     26.2    (77.0)    80.4      65.1    79.3
     Franchise taxes.............     0.8      0.8      0.8      0.6      1.0       0.7     0.8
     Impairment of long-lived
       assets....................    38.3     33.0     21.3    132.2       --        --      --
     Restructuring charges.......    34.7     (2.7)    (0.8)      --       --        --      --
     Reorganization costs........      --       --      7.0     19.5     20.5      15.1    (3.9)
     Loss on extinguishment of
       debt......................      --     10.1       --       --       --        --      --
     Non-cash deferred
       compensation..............      --       --       --       --      3.6       2.5     3.9
     Written-off costs related to
       proposed public
       offering..................      --       --       --       --      0.6        --      --
     Less gain on sales of
       property and equipment....    (0.3)    (2.8)    (3.0)      --     (0.7)     (0.3)   (2.5)
                                   ------   ------   ------   ------   ------   -------   -----
     Adjusted EBITDA.............    89.4     86.0     51.5     75.3    105.4      83.1    77.6
                                   ======   ======   ======   ======   ======   =======   =====

     The following table reconciles EBITDA and Adjusted EBITDA on a consolidated basis to the line on our consolidated statement of operations entitled net income (loss) available to common stockholders for the periods presented in the table above:



                                                                                           NINE MONTHS
                                                                                              ENDED
                                                        YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                 --------------------------------------   --------------
                                                 1998    1999    2000     2001    2002     2002    2003
                                                 -----   -----   -----   ------   -----   ------   -----
                                                                      (IN MILLIONS)
     Net income (loss) available to common
       stockholders............................  (30.3)  (15.9)  (75.1)  (125.4)  (39.8)  (38.4)   27.0
     Preferred dividends.......................    0.3     3.0     1.5
     Net income (loss).........................  (30.6)  (18.9)  (73.6)  (125.4)  (39.8)  (38.4)   27.0
     Interest expense..........................   27.2    36.8    31.0      6.1   102.8    93.9    29.1
     Income tax expense (benefit)..............  (18.2)  (11.5)   25.5       --   (14.7)  (14.7)     --
     Depreciation and amortization.............   37.5    41.1    43.2     42.2    32.1    24.4    23.1
                                                 -----   -----   -----   ------   -----   -----    ----
     EBITDA....................................   15.9    47.6    26.2    (77.0)   80.4    65.1    79.3
     Franchise taxes...........................    0.8     0.8     0.8      0.6     1.0     0.7     0.8
     Impairment of long-lived assets...........   38.3    33.0    21.3    132.2      --      --      --
     Restructuring charge......................   34.7    (2.7)   (0.8)      --      --      --      --
     Reorganization costs......................     --      --     7.0     19.5    20.5    15.1    (3.9)
     Loss on extinguishment of debt............     --    10.1      --       --      --      --      --
     Non-cash deferred compensation............     --      --      --       --     3.6     2.5     3.9
     Written-off costs related to proposed
       public offering.........................     --      --      --       --     0.6      --      --
     Less gain on sales of property and
       equipment...............................   (0.3)   (2.8)   (3.0)      --    (0.7)   (0.3)   (2.5)
                                                 -----   -----   -----   ------   -----   -----    ----
     Adjusted EBITDA...........................   89.4    86.0    51.5     75.3   105.4    83.1    77.6
                                                 =====   =====   =====   ======   =====   =====    ====



 (7) Includes current maturities of long-term indebtedness, capital lease obligations and long-term trade payables; excludes long-term trade payables and liabilities subject to compromise.



 (8) Excludes 28 theatres and 116 screens which we closed as part of our 1998 restructuring plan in 1999. In addition, these amounts exclude theatres which we closed upon approval of the bankruptcy court as follows: 84 theatres and 394 screens through December 31, 2000; an additional 17 theatres and 81 screens through December 31, 2001; and an additional eight theatres and 44 screens through December 31, 2002.

                                    DILUTION


     Purchasers of our common stock offered by this prospectus will suffer an immediate and substantial dilution in net tangible book value per share. Our net tangible book value as of September 30, 2003 was approximately $20.8 million, or approximately $2.29 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.



     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 3,000,000 shares of common stock in this offering at an offering price of $35.50 per share and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2003 would have been approximately $119.9 million, or $9.92 per share. This represents an immediate increase in net tangible book value of $7.63 per share of common stock to existing stockholders and an immediate dilution of $25.58 per share to purchasers of common stock in this offering.



Assumed public offering price per share.....................  $35.50
  Net tangible book value per share as of September 30,
     2003...................................................    2.29
  Increase in net tangible book value.......................    7.63
Net tangible book value per share as of September 30, 2003,
  after giving effect to this offering......................    9.92
                                                              ------
Dilution in net tangible book value per share to new
  investors.................................................  $25.58
                                                              ======

                       PRINCIPAL AND SELLING STOCKHOLDERS



     As part of our reorganization on January 31, 2002, each share of our pre-reorganization Class A or Class B common stock was converted into 0.194925 of one share of our new common stock. Also on January 31, 2002, pursuant to our reorganization plan, the holders of our pre-reorganization Series A preferred stock received in the aggregate 41.2% of the 10 million shares of our new common stock reserved by the plan, and certain holders of $45.7 million of the 9 3/8% senior subordinated notes received in the aggregate 26.6% of our reorganized common stock.



     The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of September 30, 2003, and as adjusted to reflect the sale of the common stock offered in this offering by:



     - each stockholder known by us to own, directly or indirectly, more than 5% of the outstanding shares of our common stock as reflected either in each such person's filings with the SEC or otherwise provided to us;



     - each selling stockholder;



     - our current directors;



     - the named executive officers; and



     - all directors and executive officers as a group.



     The address for those individuals for which an address is not otherwise indicated is: c/o Carmike Cinemas, Inc., 1301 First Avenue, Columbus, Georgia 31901.



                              SHARES OF COMMON STOCK                     SHARES OF COMMON STOCK
                                BENEFICIALLY OWNED                      TO BE BENEFICIALLY OWNED
                                   BEFORE SALE             SHARES              AFTER SALE
                             UNDER THIS PROSPECTUS(1)    TO BE SOLD     UNDER THIS PROSPECTUS(2)
                             ------------------------     IN THIS      ---------------------------
                               NUMBER      PERCENTAGE     OFFERING     NUMBER(3)     PERCENTAGE(3)
                               ------      ----------    ----------    ---------     -------------
5% STOCKHOLDERS:
The Goldman Sachs Group,
  Inc.(4)(5)...............   4,199,827       46.2%       768,339       3,431,488        28.4%
  85 Broad Street
  New York, New York 10004
Leucadia National
  Corporation(6)...........   1,001,570       11.0%       183,233         818,337         6.8%
  315 Park Avenue South
  New York, New York 10010

                              SHARES OF COMMON STOCK                     SHARES OF COMMON STOCK
                                BENEFICIALLY OWNED                      TO BE BENEFICIALLY OWNED
                                   BEFORE SALE             SHARES              AFTER SALE
                             UNDER THIS PROSPECTUS(1)    TO BE SOLD     UNDER THIS PROSPECTUS(2)
                             ------------------------     IN THIS      --------------------------
                               NUMBER      PERCENTAGE     OFFERING     NUMBER(3)    PERCENTAGE(3)
                               ------      ----------    ----------    ---------    -------------
DIRECTORS AND EXECUTIVE
  OFFICERS:
Michael W. Patrick(7)......     131,948        1.5%        131,948            --          --
Fred W. Van Noy............      26,519          *              --        26,519           *
Martin A. Durant...........      17,500          *              --        17,500           *
Anthony J. Rhead...........      16,000          *              --        16,000           *
P. Lamar Fields(8).........      17,063          *              --        17,063           *
Elizabeth C.
  Fascitelli(5)............   4,199,827       46.2%        768,339     3,431,488        28.4%
Richard A. Friedman(5).....   4,199,827       46.2%        768,339     3,431,488        28.4%
Alan J.
  Hirschfield(9)(10).......      35,000          *              --        35,000           *
John W. Jordan, II(11).....   1,227,785       13.5%        224,618     1,003,167         8.3%
S. David Passman III.......          --         --              --            --          --
Carl L. Patrick, Jr.(12)...     118,619        1.3%         21,701        96,918           *
Kenneth A. Pontarelli(5)...   4,199,827       46.2%        768,339     3,431,488        28.4%
Roland C. Smith(10)........       5,000          *              --         5,000           *
David W. Zalaznick(13).....     930,120       10.2%        170,161       759,959         6.3%
All directors and executive
  officers as a group (17
  persons).................   6,745,631       74.2%      1,316,767     5,428,864        44.9%


---------------

  *  Indicates less than 1%



 (1) As of September 30, 2003, there were 9,088,512 shares of our common stock outstanding.



 (2) Upon completion of the offering, there will be 12,088,512 shares of common stock outstanding.



 (3) The number of shares of common stock and percentage assume that the selling stockholder sells the maximum number of shares listed in the "Shares to be Sold in this Offering" column.



 (4) According to the Form 4 filed with the SEC on July 10, 2002, The Goldman Sachs Group, Inc., which we refer to as GS Group, and certain affiliates, may be deemed to own beneficially and indirectly in the aggregate 4,199,827 shares of common stock through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner, which we refer to as the GS Limited Partnerships. Goldman Sachs is the investment manager of certain of the GS Limited Partnerships. The GS Limited Partnerships and their respective beneficial ownership of shares of our common stock are: (a) GS Capital Partners III, L.P. -- 2,860,981, (b) GS Capital Partners III Offshore,
     L.P. -- 786,517, (c) Goldman, Sachs & Co Verwaltungs GmbH as nominee for GS Capital Partners III Germany Civil Law Partnership -- 132,077, (d) Stone Street Fund 1998, L.P. -- 322,593 and (e) Bridge Street Fund 1998,
     L.P. -- 97,359. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the GS Limited Partnerships except to the extent of their pecuniary interest therein. Spear, Leeds & Kellogg, L.P., an indirect wholly-owned subsidiary of GS Group, owns 200 shares of common stock. Goldman Sachs owns directly and GS Group may be deemed to beneficially own indirectly 100 shares of common stock. Does not include shares of common stock which may be deemed to be beneficially owned by Goldman Sachs as a result of ordinary course trading activities from time to time or shares of common stock held in client accounts with respect to which Goldman Sachs or its employees have voting or investment discretion or both. Goldman Sachs disclaims beneficial ownership of the common stock held in client accounts.



 (5) Our director Richard A. Friedman is head of the Principal Investment Area of Goldman Sachs, which manages the GS Limited Partnerships on behalf of Goldman Sachs and GS Group. Our director Elizabeth C. Fascitelli is a managing director of Goldman Sachs, and our director Kenneth A. Pontarelli is a vice president of Goldman Sachs. Based on Amendments to Form 4s filed with the SEC, GS Group may be deemed to own beneficially and indirectly 4,199,827 shares of common stock through Goldman Sachs, the GS Limited Partnerships and Spear, Leeds & Kellogg, L.P. Ms. Fascitelli, Mr. Friedman and Mr. Pontarelli disclaim beneficial ownership of the 4,199,827 shares of common stock held by Goldman Sachs, the GS Limited Partnerships and Spear, Leeds & Kellogg, L.P., except to the extent of their pecuniary interest therein, if any. Does not include shares of common stock which may be deemed to be beneficially owned by Goldman Sachs as a result of ordinary course trading activities from time to time or shares of common stock held in client accounts with respect to which Goldman Sachs or its employees have voting or investment discretion or both. Goldman Sachs, Ms. Fascitelli, Mr. Friedman and Mr. Pontarelli disclaim beneficial ownership of the Common Stock held in client accounts.



 (6) According to the Schedule 13D filed by Leucadia National Corporation and certain affiliates on February 11, 2002, Leucadia Investors, Inc. is the direct owner of 114,903 shares of common stock. Leucadia Investors, Inc. is an indirect wholly-owned subsidiary of Leucadia National Corporation; both entities are New York corporations. Leucadia National Corporation may be deemed to be the beneficial owner of the common stock shares by virtue of its shared powers to direct the voting and disposition by Leucadia Investors, Inc. of such shares. In addition, Leucadia National Corporation is the direct owner of 886,667 shares of common stock. Ian M. Cumming, a former director of ours, is the Chairman of the Board of Directors of Leucadia National Corporation. John W. Jordan, II, David W. Zalaznick and Leucadia Investors, Inc. are each a general partner in The Jordan Company, a New York general partnership organized in 1982, which was one of the three original investors in the leveraged buyout of the company in April 1982.



 (7) Includes 7,695 shares of common stock held by Michael W. Patrick, our President, Chief Executive Officer and Chairman of the Board of Directors, as custodian for his son; Michael W. Patrick has voting and investment power with respect to such shares. Excludes 11,613 shares of common stock held in trust for Michael W. Patrick by C.L. Patrick, as trustee, the remainder interest of which Michael W. Patrick has purchased. Also excludes the 780,000 shares of common stock issuable to Michael W. Patrick under the 2002 Stock Plan pursuant to his employment agreement.



 (8) Mr. Fields ceased to be employed by Carmike effective March 31, 2003.



 (9) Includes 30,000 shares owned by the Alan J. Hirschfield Living Trust.



(10) Includes options to purchase 5,000 shares that vested on August 14, 2002, the date of grant.



(11) Includes 87,366 shares of common stock owned by The Jordan Trust, a charitable remainder trust; 3,918 shares of common stock owned by TJT(B), a charitable remainder trust; and 1,136,501 shares of common stock owned by TJT(B) (Bermuda) Investment Company Ltd, a Bermuda company wholly owned by TJT(B). Mr. Jordan, our director, is the sole trustee of The Jordan Trust and TJT(B) and retains full investment and voting powers.

(12) Includes 39 shares of common stock owned by Carl L. Patrick, Jr.'s wife, as to which shares Carl L. Patrick, Jr. disclaims beneficial ownership. Includes 97 shares of common stock held as custodian for his son. Excludes 11,613 shares of common stock held in trust for Carl L. Patrick, Jr. by Frances E. Patrick, as trustee, the remainder interest of which Carl L. Patrick, Jr. has purchased.



(13) Includes an aggregate of 2,340 shares held by three irrevocable trusts for the benefit of Mr. Zalaznick's minor children (Mr. Oded Oboodi is the trustee of these trusts), 10 shares held by Mr. Zalaznick as custodian for his minor son and 15 shares held by Mr. Zalaznick as custodian for his minor daughter. Mr. Zalaznick, our director, disclaims beneficial ownership of such 2,365 shares.

                               OUR REORGANIZATION


     On August 8, 2000, we and our subsidiaries Eastwynn Theatres, Inc., Wooden Nickel Pub, Inc. and Military Services, Inc. filed voluntary petitions for relief under chapter 11 of the bankruptcy code. On January 4, 2002, the United States Bankruptcy Court for the District of Delaware entered an order confirming our Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated as of November 14, 2001. The plan of reorganization became effective on January 31, 2002.



     In our reorganization, substantially all of our unsecured and partially secured liabilities as of August 8, 2000, were subject to compromise or other treatment until the plan of reorganization was confirmed by the bankruptcy court. Generally, actions to enforce or otherwise effect repayment of all pre-chapter 11 liabilities as well as all pending litigation against us were stayed while we continued our business operations as debtors-in-possession.


BACKGROUND


     Our reorganization resulted from a sequence of events and the unforeseen effect that these events had in the aggregate on us. Weak film performance during the summer of 2000 contributed to our lower revenues for that summer, which were significantly below our internal projections. Like our competitors, we had increased our costs by expending significant funds in building megaplexes and in making improvements to existing theatres in order to attract and accommodate larger audiences. Consequently, the effect of poor summer returns was substantial on our efforts to comply with the financial covenants under our then $200 million revolving credit facility and $75 million term loan credit agreement, which we sometimes refer to as the pre-reorganization bank facilities. On June 30, 2000, we were in technical default of certain financial covenants contained in the pre-reorganization bank facilities and were unable to negotiate amendments with the lenders to resolve these compliance issues, as we had been able to do in the past. On July 28, 2000, the agents under the pre-reorganization bank facilities issued a payment blockage notice to us and the indenture trustee for our 9 3/8% senior subordinated notes due 2009, (the "Original Senior Subordinated Notes"), prohibiting our payment of the semi-annual interest payment in the amount of $9.4 million due to the noteholders on August 1, 2000. Faced with, among other things, significant operating shortfalls, unavailability of credit and problems dealing with our lenders, we voluntarily filed for bankruptcy in order to continue our business.


OPERATIONS DURING REORGANIZATION

     We could not pay pre-petition debts without prior bankruptcy court approval during our bankruptcy case. Immediately after the commencement of our bankruptcy case, we sought and obtained several orders from the bankruptcy court which were intended to stabilize our business and enable us to continue operations as debtors-in-possession. The most significant of these orders:

     - permitted us to operate our consolidated cash management system during our bankruptcy case in substantially the same manner as it was operated prior to the commencement of our bankruptcy case;

     - authorized payment of pre-petition wages, vacation pay and employee benefits and reimbursement of employee business expenses;

     - authorized payment of pre-petition sales and use taxes we owed;

     - authorized us to pay up to $2.3 million of pre-petition obligations to critical vendors, common carriers and workers' compensation insurance, to aid us in maintaining operation of our theatres, and $37.2 million to film distributors as set forth below; and

     - authorized debt service payments for the loan related to Industrial Revenue Bonds issued by the Downtown Development Authority of Columbus, Georgia.


     As debtors-in-possession, we had the right during the reorganization period, subject to bankruptcy court approval and other limitations, to assume or reject executory contracts and unexpired leases on our theatres. In this context, "assumption" means that we agree to perform our obligations and cure all existing defaults under the contract or lease, and "rejection" means that we are relieved from our obligations to perform further under the contract or lease but are subject to a claim for damages for breach of the rejected contract or lease. Any damages resulting from rejection of executory contracts and unexpired leases were treated as general unsecured claims in our reorganization. During the reorganization period, we received approval from the bankruptcy court to reject theatre leases relating to 136 of our theatre locations.


     As of the date of our bankruptcy petition, film distributors held claims against us aggregating approximately $37.2 million. After we commenced our bankruptcy, several distributors elected to cease supplying us with new film product until their claims against us for pre-petition film exhibition fees were paid in full. We negotiated an agreement with each of our principal film distributors to repay their pre-petition claims for film exhibition fees in full in 17 weekly installments. Based on those agreements, the film distributors began to supply us with new film product again. Our payments under the agreements began on September 18, 2000 and were concluded by December 26, 2000.


     In connection with our reorganization, we reached an agreement to restructure our master lease facility, which we refer to as the Original MoviePlex Lease, with MoviePlex Realty Leasing, L.L.C. and entered into the Second Amended and Restated Master Lease, dated as of September 1, 2001. Under our new MoviePlex master lease, we leased six MoviePlex properties for 15 years with an option to extend the term for an additional five years. The Original MoviePlex Lease was terminated and pre-petition defaults under the Original MoviePlex Lease were cured up to a maximum amount of $493,680. The initial first twelve months base rent for the six theatres is an aggregate of $5.4 million per year ($450,000 per month), subject to periodic increases thereafter and certain additional rent obligations such as percentage rent. Percentage rent is an amount equal to 12% of all aggregate revenue we earn in the leased theatres in excess of one-half of ten times our base rent for any lease year.



OUR PLAN OF REORGANIZATION



     The material features of the plan of reorganization are described below:



     - The plan of reorganization provided for the issuance or reservation for future issuance of up to 10,000,000 shares of common stock in the aggregate (20,000,000 shares of common stock are authorized in our amended and restated certificate of incorporation), and for the cancellation of all of our then existing Class A and Class B common stock and preferred stock. As of September 30, 2003, we had 9,088,512 shares of a single class of common stock outstanding.



     - The holders of our cancelled Class A and Class B common stock received in the aggregate 22.2% of the shares reserved for issuance under the plan of reorganization.



     - The holders of our cancelled Series A preferred stock received in the aggregate 41.2% of the shares reserved for issuance under the plan of reorganization. These holders are affiliates of Carmike and have board representation.

     - Certain holders of $45.7 million in aggregate principal amount of the cancelled 9 3/8% senior subordinated notes we issued prior to our reorganization received in the aggregate 26.6% of the shares reserved for issuance under the plan of reorganization. These holders are affiliates of Carmike and have board representation.



     - We reserved 1,000,000 shares of our common stock for issuance under a new management incentive plan, which we refer to as the 2002 Stock Plan. Under the 2002 Stock Plan, 780,000 shares were authorized for issuance to Michael W. Patrick pursuant to his new employment agreement as our Chief Executive Officer and 220,000 were authorized for issuance to seven other members of our senior management.



     - Certain banks holding claims in our reorganization received replacement debt and cash in the amount of $35.6 million, representing accrued and unpaid post-petition interest on their prior claims from August 8, 2000 to January 31, 2002. The prior bank claims arose under (1) the Amended and Restated Credit Agreement among the banks party thereto and Wachovia Bank, N.A., as agent, and us, dated as of January 29, 1999, and amended as of March 31, 2000 and (2) the term loan credit agreement among the banks party thereto, Wachovia Bank, N.A., as administrative agent, Goldman Sachs Credit Partners, L.P., as syndication agent, and First Union National Bank, as documentation agent, and us, dated as of February 25, 1999, as amended as of July 13, 1999, and further amended as of March 31, 2000. The replacement debt was approximately $254.5 million and bears interest at the greater of: (a) at our option, (i) a specified base rate plus 3.5% or (ii) an adjusted LIBOR plus 4.5%; and (b) 7.75% per annum.



     - We issued $154.3 million of our 10 3/8% senior subordinated notes due 2009 in exchange for $154.3 million aggregate principal amount of the claims in our reorganization concerning the 9 3/8% senior subordinated notes.



     - Leases covering 136 of our underperforming theatres were rejected. Lease terminations and settlement agreements are being negotiated for the resolution of lease termination claims, and the restructuring or other disposition of lease obligations.



     - We agreed to pay our general unsecured creditors the amount of their allowed claims in our reorganization, including claims for damages resulting from the rejection of executory contracts and unexpired leases, plus interest on those amounts at an annual rate of 9.4%. At September 30, 2003, the amount of such claims remaining unpaid was $35.7 million, and the aggregate accrued interest on such claims was $3.6 million. Of the $35.7 million in remaining claims, $22.5 million are disputed. As such, our ultimate liability for these claims is uncertain and is subject to bankruptcy court resolution.



     On the effective date of our reorganization, we entered into a new $254.5 million term loan credit agreement, which governs the terms of the banks' replacement debt. On the same date we closed on a revolving credit agreement totaling $50.0 million. The proceeds of advances under the revolving credit agreement will be used to provide working capital financing to us and our subsidiaries and for funds for other general corporate purposes. We borrowed $20.0 million of the revolving credit agreement in partial repayment of our obligations owing to the banks under the term loan credit agreement, and we have since repaid all outstanding amounts under our revolving credit agreement. The terms of the term loan credit agreement, the revolving credit agreement and our 10 3/8% senior subordinated notes are described in more detail under the heading "Description of Indebtedness".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and operating results should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and accompanying notes.


                             RESULTS OF OPERATIONS


FINANCIAL REPORTING DURING REORGANIZATION

     In connection with our bankruptcy proceedings, we were required to report in accordance with Statement of Position 90-7 Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7"). SOP 90-7 requires, among other things, (i) that pre-petition liabilities that are subject to compromise be segregated in our consolidated balance sheet as liabilities subject to compromise and (ii) the identification of all transactions and events that are directly associated with our reorganization in the consolidated statement of operations.

SEASONALITY


     Typically, movie studios release films with the highest expected revenues during the summer and the holiday period between Thanksgiving and Christmas, causing seasonal fluctuations in revenues. However, movie studios are increasingly introducing more popular film titles throughout the year.


REVENUES

     We derive almost all of our revenues from box office admissions and concession sales. We recognize admissions revenues when movie tickets are sold at the box office, and concession sales revenues when the products are sold in the theatre. Admissions and concession sales revenues depend primarily upon attendance, ticket price and the price and volume of concession sales. Our attendance is affected by the quality and timing of movie releases and our ability to obtain films that appeal to patrons in our markets.

EXPENSES

     Film exhibition costs vary according to box office admissions and are accrued based on the specified splits of receipts in firm term agreements with movie distributors. The agreements usually provide for a decreasing percentage of box office admissions to be paid to the movie studio over the first few weeks of the movie's run, subject to a floor for later weeks. Where firm terms do not apply, film exhibition costs are accrued based on estimates of the final settlement that is agreed between us and the movie studio after the completion of the movie's run.


     Concession cost of sales are incurred as products are sold. We purchase substantially all of our beverage supplies from The Coca-Cola Company. We purchase substantially all of our other concession supplies from a single vendor of which we are the principal customer.



     Other theatre operating costs include labor, utilities and occupancy, and facility lease expenses. Labor costs have both a variable and fixed cost component. During non-peak periods, a minimum number of staff is required to operate a theatre facility. However, to handle attendance volume increases, theatre staffing and thus salaries and wages vary in relation to revenues. Utilities, repairs and maintenance services also have variable and fixed costs components. Our occupancy expenses and property taxes are primarily fixed costs, as we are generally required to pay applicable taxes, insurance and fixed minimum rent.

     Our general and administrative expenses include costs not specific to theatre operations, and are composed primarily of corporate overhead.

NET OPERATING LOSSES


     As of December 31, 2002, we had approximately $116.0 million of federal and state operating loss carryovers with which to offset our future taxable income. Net operating losses may be carried back and then forward for specified periods. If they are not used to offset taxable income by the end of the carryforward period, they expire. Under section 382 of the Internal Revenue Code of 1986, as amended, a corporation may generally be restricted in utilizing its net operating losses to offset prospective taxable income if it experiences an "ownership change", as defined in section 382(g). The determination as to whether a corporation has experienced an ownership change on a given date is a complex analysis of the beneficial stock ownership of the corporation over a time period of not more than three years. An ownership change under section 382(g) occurs when on a testing date, the beneficial ownership of the corporation by one or more "5-percent shareholders" has increased, in the aggregate, by more than 50 percentage points over the respective lowest ownership percentages of such 5-percent shareholders during the testing period preceding such date. It should be noted that the rules for determining whether an ownership change under section 382 has occurred are different from those applied to evaluate whether a "change in ownership" as defined by Statement of Position 90-7 has occurred.



     In the event of an ownership change, certain tax attributes of the corporation, including net operating losses, that pre-date the ownership change are generally subject to limitation in offsetting taxable income arising after the ownership change. The resulting limitation, which indicates how much of the limited tax attributes may be used in each subsequent tax year, is based on the stock value of the corporation immediately before the ownership change, subject to certain adjustments, and multiplied by a published applicable federal long-term-tax exempt rate. Because of this annual limitation, it is possible that losses will expire unused, regardless of whether the corporation has sufficient taxable income to absorb such losses. There are certain exceptions to the general rules under section 382 for corporations that are debtors in a title 11 case and that experience an ownership change pursuant to a court-approved plan.



     The determination of whether we underwent an ownership change for purposes of section 382 as a result of the issuance of common stock pursuant to our plan of reorganization (the "Plan Stock Issuance") is subject to a number of highly complex legal issues and factual uncertainties. In our federal income tax return for 2002, we reported the Plan Stock Issuance as causing a section 382 ownership change, although the matter is not free from doubt and arguments can be advanced to support the contrary position. Based on our reported tax treatment, we believe that the special exception in section 382(l)(5) available to debtors in bankruptcy applied, so that our net operating loss carryforwards did not become subject to a section 382 limitation as a result of the Plan Stock Issuance. If, however, we were to undergo a second ownership change within two years following our date of reorganization -- that is, by January 31, 2004 -- and assuming that the Plan Stock Issuance caused an ownership change, our net operating losses would become subject to a section 382 limitation of zero and their future use effectively would be eliminated. While we do not anticipate that the sale of our common stock in this offering will cause a second ownership change, future changes in the direct or indirect beneficial ownership of our common stock, which may be beyond our control, could trigger an ownership change and thus limit, or possibly eliminate altogether, our ability to use these net operating loss carryforwards in a subsequent taxable year.



     If it were determined that we did not undergo an ownership change as a result of the Plan Stock Issuance, the issuance of common stock in this offering would trigger an ownership change, which would cause our net operating loss carryforwards to become subject to an annual limitation on their use equal to the value of our equity immediately prior to the date of the ownership change, subject to certain adjustments, multiplied by the applicable federal long-term tax-exempt interest rate.


OPERATING STATEMENT INFORMATION

     The following table sets forth for the periods indicated the percentage of total revenues represented by certain items reflected in our consolidated statements of operations:


                                                                            NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                                 -----------------------    -----------------
                                                 2000     2001     2002      2002       2003
                                                 -----    -----    -----    ------     ------
                                                                               (UNAUDITED)
Revenues:
  Admissions...................................   68.2%    68.2%    67.6%    67.2%      67.1%
  Concessions and other........................   31.8     31.8     32.4     32.8       32.9
                                                 -----    -----    -----    -----      -----
     Total revenues............................  100.0    100.0    100.0    100.0      100.0
Costs and expenses:
  Film exhibition costs(1).....................   40.1     37.5     37.3     36.5       35.6
  Concessions costs............................    4.5      4.4      3.8      3.9        3.8
  Other theatre operating costs................   42.1     39.8     36.0     35.9       37.6
  General and administrative...................    1.5      1.9      3.0      2.5        3.0
  Depreciation and amortization................    9.3      9.2      6.3      6.5        6.4
  Impairment of long-lived assets..............    4.6     28.9       --       --         --
  Gain on sales of property and equipment......   (0.1)      --     (0.1)    (0.1)      (0.7)
                                                 -----    -----    -----    -----      -----
     Total costs and expenses..................  102.2    121.8     86.4     85.2       85.6
                                                 -----    -----    -----    -----      -----
Operating income (loss)........................   (2.2)   (21.8)    13.6     14.8       14.4
Interest expense...............................   (6.7)    (1.3)   (20.3)   (24.9)      (8.1)
                                                 -----    -----    -----    -----      -----
Income (loss) before reorganization costs and
  income taxes.................................   (8.9)   (23.2)    (6.7)   (10.1)       6.4
Reorganization costs...........................    1.5      4.3      4.1      4.0       (1.1)
                                                 -----    -----    -----    -----      -----
Income (loss) before income taxes..............  (10.4)   (27.4)   (10.8)   (14.1)       7.5
Income tax expense (benefit)...................    5.5       --     (2.9)    (3.9)        --
                                                 -----    -----    -----    -----      -----
Net income (loss)..............................  (15.9)%  (27.4)%   (7.9)%  (10.2)%      7.5%
                                                 =====    =====    =====    =====      =====
Other information:
Film exhibition costs as a % of admissions
  revenue(1)...................................   58.7%    54.9%    55.2%    54.3%      53.0%
Concession costs as a % of concession
  revenue(2)...................................   15.6%    14.8%    12.7%    12.9%      12.7%


---------------


(1) Film exhibition costs include advertising expenses net of co-op reimbursements.



(2) Reflects concession costs of $21.0 million, $20.2 million and $19.2 million for the years 2000, 2001 and 2002, respectively and concession revenue of $134.5 million, $135.8 million and $151.8 million for the years 2000, 2001 and 2002, respectively. Reflects concession costs of $14.7 million and $13.6 million for the nine months ended September 30, 2002 and 2003, respectively and concession revenues of $114.0 million and $107.5 million for the nine months ended September 30, 2002 and 2003, respectively.

NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003



     Revenues. Total revenues decreased 4.0% from $377.1 million for the nine months ended September 30, 2002 to $361.9 million for the nine months ended September 30, 2003. The decrease in revenue is primarily attributable to lower attendance partially offset by a higher average admission price. Total admission revenues decreased 4.1% from $253.3 million for the nine months ended September 30, 2002 to $242.8 for the nine months ended September 30, 2003. Total concession and miscellaneous revenues decreased 3.8% from $123.8 million for the nine months ended September 30, 2002 to $119.1 million for the nine months ended September 30, 2003. Our average admission price increased 2.3% from $4.79 for the nine months ended September 30, 2002 to $4.90 for the nine months ended September 30, 2003. The average concession sale per patron increased from $2.16 for the nine months ended September 30, 2002 to $2.17 for the nine months ended September 30, 2003. Attendance per average screen decreased from 23,205 for the nine months ended September 30, 2002 to 21,980 for the nine months ended September 30, 2003.



     We operated 309 theatres and 2,255 screens at September 30, 2002 and 300 theatres with 2,239 screens at September 30, 2003.



     Film exhibition costs, concession costs and other theatre operating costs. Film exhibition costs decreased 6.4% from $137.5 million for the nine months ended September 30, 2002 to $128.7 million for the nine months ended September 30, 2003 due to decreased sales volume associated with decreased attendance. Concession costs decreased 7.5% from $14.7 million for the nine months ended September 30, 2002 to $13.6 million for the nine months ended September 30, 2003. The decrease in concession costs is directly related to the decrease in concession sales. Other theatre costs increased 0.4% from $135.4 million for the nine months ended September 30, 2002 to $136.0 million for the nine months ended September 30, 2003 due to moderate increases in salaries, utilities, repairs and lease costs.



     General and administrative expenses. General and administrative expenses increased 11.5% from $9.6 million for the nine months ended September 30, 2002 to $10.7 million for the nine months ended September 30, 2003. The increase reflects greater non-cash compensation expenses related to the 2002 Stock Plan of $2.5 million for the nine months ended September 30, 2002 as compared to $3.9 million for the nine months ended September 30, 2003.



     Depreciation and amortization expenses. Depreciation and amortization decreased 5.3% from $24.4 million for the nine months ended September 30, 2002 to $23.1 million for the nine months ended September 30, 2003. These reductions reflect having fewer screens in operation.



     Gain on sales of property and equipment. Gain on sales of property and equipment increased from $340,000 for the nine months ended September 30, 2002 to $2.5 million for the nine months ended September 30, 2003. This increase resulted from the sale of six theaters and two parcels of land.



     Interest expense. Interest expense decreased 69.0% from $93.9 million for the nine months ended September 30, 2002 to $29.1 million for the nine months ended September 30, 2003. The interest reported for the nine months ended September 30, 2002 includes $55.4 million of prior year's interest not previously recorded due to accounting for interest under requirements of SOP 90-7. Additionally, the lower interest expense for the period is due to lower average outstanding indebtedness as a result of mandatory amortization under our term loan credit agreement.



     Income tax expense. We recognized an income tax benefit of $14.7 million in 2002. The income tax benefit was the result of the Job Creation and Worker Assistance Act of 2002, which allowed for the additional carryback of net operating losses resulting in a cash refund of $14.7 million. As is customary, refunds of this size are reviewed by the Internal Revenue Service; however, we do not anticipate any change. We recognized no income tax expense for the nine months ended September 30, 2003.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2002



     Revenues. Total revenues increased 11.0% from $457.0 million for the year ended December 31, 2001 to $507.2 million for the year ended December 31, 2002 as a result of increased attendance driving up admissions and concessions revenues, partially offset by the reduced number of screens. Admissions increased 9.9% from $311.8 million in 2001 to $342.8 million in 2002 due to an 8.3% increase in overall attendance and a 1.5% increase in average ticket price. Concessions and other revenue increased 13.2% from $145.1 million in 2001 to $164.3 million in 2002 due to (1) the attendance increase, (2) a 3.2% increase in concession sales per patron and (3) a $3.3 million increase in other revenues.



     For the year ended December 31, 2001, our attendance per average screen was 27,083, our average admission price was $4.83 and our average concession sale per patron was $2.10. For the year ended December 31, 2002, our attendance per average screen was 30,473, our average admission price was $4.90, and our average concession sale per patron was $2.17. As a result of these increases, our revenues per average screen increased 15.3% from $191,513 to $220,805.



     We operated 323 theatres with 2,333 screens at December 31, 2001 and 308 theatres with 2,262 screens at December 31, 2002.



     Cost of operations. Total theatre operating costs, including film exhibition costs, concession costs and other theatre operating costs, increased 4.8% from $373.4 million to $391.3 million. As a percentage of total revenues, cost of operations decreased from 81.7% to 77.2%. This was the result of improvement in concession cost of sales and improved operating leverage driven primarily by higher attendance and by an increase in other revenues of approximately $3.3 million over 2001. Film exhibition costs increased 10.6% from $171.2 to $189.3 due to an increase in admission sales.



     General and administrative expenses. General and administrative expenses increased 70.5% from $8.8 million to $15.0 million. This increase resulted primarily from non-cash deferred compensation charges of $3.6 million as described in Notes 1 and 12 of the notes to annual audited consolidated financial statements and the write-off of $552 thousand of professional fees relating to our proposed equity offering that was suspended due to the decline in general market conditions. As a percentage of total revenues, general and administrative costs increased from 1.9% to 3.0%.



     Depreciation and amortization expenses. Depreciation and amortization expenses decreased 23.9% from $42.2 million to $32.1 million as a result of our having fewer screens in operation. Impairment charges of $21.2 million in 2000 resulted in depreciation and amortization expenses for 2001 being approximately $1.2 million lower than they otherwise would have been. The impairment charge of $132.2 million in 2001 resulted in depreciation and amortization expenses for 2002 being approximately $13.6 million lower than they otherwise would have been. Additionally, the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, halted the amortization of goodwill, which was approximately $1.5 million in 2001.



     Interest expense. Total interest for the year 2002 increased to $102.8 million from $6.1 million in 2001. We ceased recording interest expense relating to substantially all of our debt facilities effective August 8, 2000 in accordance with the requirements of SOP 90-7. At emergence from chapter 11 on January 31, 2002, all past interest was required to be recorded. Excluding these bankruptcy related items, interest for 2002 would have been approximately $46 million.



     Income tax expense. We recognized no income tax expense or benefit in 2001. The income tax benefit recorded in 2002 is the result of the Job Creation and Worker Assistance Act of 2002, which allowed for additional carryback of net operating losses resulting in a cash refund of approximately $14.7 million.

     Reorganization costs. We incurred reorganization costs of $19.5 million during 2001, including $8.2 million of professional fees and $16.4 million of asset impairments directly related to actions taken under the reorganization including, among other things, lease rejections. These costs have been offset by $3.1 million of interest income and gains on asset sales subsequent to the date we filed for bankruptcy under chapter 11. We also incurred reorganization costs of $20.5 million in 2002, including $8.0 million for professional fees and $8.5 million in non-cash transactions related to the extinguishment of pre-bankruptcy debt, as well as other items totaling $4.1 million.



YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 2001



     Revenues. Total revenues decreased 1.1% from $462.3 million for the year ended December 31, 2000 to $457.0 million for the year ended December 31, 2001 as a result of the reduction of screens in our theatre circuit, partially offset by an increase in average revenues per patron. The reduction in screen count came as a result of our rejection and closure of underperforming leased theatres as part of our reorganization. The result of these reductions forced admissions down 1.1% from $315.4 million in 2000 to $311.8 million in 2001. The reduction in screens and continued uncertainty regarding the industry reduced attendance 4.7%, but was partially offset by an increase in average ticket price of 3.9%. Concessions and other revenue was likewise affected by the reduction in attendance but was offset by an increase in concession sales per patron of 6.1%, as a result of which these revenues decreased by only 1.2% from $146.9 million in 2000 to $145.1 million in 2001.


     For the year ended December 31, 2000, our attendance per average screen was 25,654, our average admission price was $4.65 and our average concession sale per patron was $1.98. For the year ended December 31, 2001, our attendance per average screen was 27,083, our average admission price was $4.83, and our average concession sale per patron was $2.10. As a result of these increases, our revenues per average screen increased 9.5% from $174,914 to $191,513.

     We operated 352 theatres with 2,438 screens at December 31, 2000 and 323 theatres with 2,333 screens at December 31, 2001.


     Cost of operations. Total theatre operating costs, including film exhibition costs, concession costs and other theatre operating costs, decreased 6.9% from $400.9 million to $373.4 million. As a percentage of total revenues, cost of operations decreased from 86.7% to 81.7%. This was the result of lower exhibition costs, the elimination of lease and other operating costs at theatres we closed and a greater number of films that played for extended runs. However, in 2001 we incurred higher costs as a result of our reorganization as distributors tightened the terms on their film licensing agreements, newspapers charged the full contract rates for advertising and we at times purchased concession supplies in local markets at retail prices.



     General and administrative expenses. General and administrative expenses increased from $6.9 million to $8.8 million. This increase resulted primarily from the payment of retention bonuses under the Employee Retention and Severance Plan. As a percentage of total revenues, general and administrative costs increased from 1.5% to 1.9%.



     Depreciation and amortization expenses. Depreciation and amortization expenses decreased 2.3% from $43.2 million to $42.2 million as a result of our having fewer screens in operation and an impairment charge taken in 2000. The impairment charge of $21.3 million in 2000 resulted in depreciation and amortization expenses for 2001 being approximately $1.2 million lower than they otherwise would have been.



     Interest expense. Total interest expense decreased from $31.0 million to $6.1 million. We ceased recording interest expense relating to substantially all of our debt facilities effective August 8, 2000 in accordance with the requirements of SOP 90-7.

     Income tax expense. We recognized tax expense of approximately $25.5 million in 2000 as a result of establishing a valuation allowance for deferred tax assets and no income tax expense or benefit in 2001 as a result of our loss carryforward position.



     Reorganization costs. Reorganization costs increased from $7.0 million in 2000 to $19.5 million in 2001. Professional fees were $3.9 million in 2000 and $8.2 million in 2001; asset impairments directly related to actions taken in connection with our reorganization were $4.9 million in 2000 and $16.4 million in 2001. These costs were offset by interest income and gains on asset sales of $2.2 million in 2000 and $3.1 million in 2001 and certain other items.



                        LIQUIDITY AND CAPITAL RESOURCES



GENERAL



     Our revenues are collected in cash and credit card payments. Because we receive our revenues in cash prior to the payment of related expenses, we have an operating "float" which partially finances our operations. We had a working capital deficit of $28.5 million as of December 31, 2002 compared to a working capital deficit of $36.5 million as of September 30, 2003. The increased deficit as of September 30, 2003, reflects scheduled payments of debt and payments to unsecured creditors under our plan of reorganization as well as changes in accounts payable and accrued expenses. We had a working capital deficit of $54.7 million at December 31, 2001 compared to a working capital deficit of $28.5 million as of December 31, 2002. The working capital deficit as of December 31, 2002 reflects cash settlements required at emergence from chapter 11, as well as mandatory payments defined in the plan of reorganization. The deficit will be funded through anticipated operating cash flows as well as the ability to draw from our revolving credit agreement. At September 30, 2003, we had available borrowing capacity of $50 million under our revolving credit agreement. As of September 30, 2003, we had $32.5 million of cash and cash equivalents on hand.



     We amended our term loan credit agreement and our revolving credit agreement subsequent to September 30, 2003. Pursuant to our amended credit agreements, our capital expenditures are limited to $22.3 million in 2003 ($2.3 million of which was carried over from 2002) and $25 million in each of 2004, 2005 and 2006; provided, however, that unused capital expenditures for a given year will be applied to increase the capital expenditure limit for the following year. During the nine months ended September 30, 2003, we made capital expenditures of approximately $10.2 million. Our total budgeted capital expenditures for 2003 are $18.0 million which we anticipate will be funded by using operating cash flows, available cash from our revolving credit agreement and landlord-funded new construction and theatre remodeling, when available.



     Net cash used in operating activities was $7.1 million for the nine months ended September 30, 2002 compared to net cash provided by operating activities of $12.3 million for the nine months ended September 30, 2003. This change is due to increased profit from operations related primarily to lower interest expenses, offset by changes in accounts payable, payments to general unsecured creditors and other reorganization items. Net cash used in investing activities was $0.6 million for the nine months ended September 30, 2002 compared to $5.0 million for the nine months ended September 30, 2003. For the nine months ended September 30, 2002 cash used in financing activities was $31.2 million compared to $28.3 million for the nine months ended September 30, 2003.



     Net cash provided by operating activities was $49.4 million for the twelve months ended December 31, 2001, compared to net cash provided by operating activities of $15.6 million for the twelve months ended December 31, 2002. The decrease in cash flow from operating activities was primarily due to cash requirements, primarily interest, payable at emergence from bankruptcy and changes in certain operating assets and liabilities. Net cash used in investing activities was $1.0 million for the year ended December 31, 2001 as compared to $14.5 million in

2002. This increase in cash used in investing activities was primarily due to our emergence from chapter 11 which allowed us to increase capital spending. For the year ended December 31, 2001 cash used in financing activities was $6.8 million compared to $41.7 million in 2002. The increase in cash used in financing activities was primarily due to scheduled and mandatory payment requirements of our long-term debt agreements.



     Our liquidity needs are funded by operating cash flow, sales of surplus assets, availability under our credit agreements and short term float. The exhibition industry is seasonal with the studios normally releasing their premiere film product during the holiday season and summer months. This seasonal positioning of film product makes our needs for cash vary significantly from quarter to quarter. Additionally, the ultimate performance of the film product, any time during the calendar year, will have the most dramatic impact on our cash needs.



     Our ability to service our indebtedness will require a significant amount of cash. Our ability to generate this cash will depend largely on future operations. Based upon our current level of operations, we believe that cash flow from operations, available cash, sales of surplus assets and borrowings under our credit agreements will be adequate to meet our liquidity needs. However, the possibility exists that, if our liquidity needs are not met and we are unable to service our indebtedness, we could come into technical default under any of our debt instruments, causing the agents or trustees for those instruments to declare all payments due immediately or, in the case of the senior debt, to issue a payment blockage to the more junior debt. A similar situation contributed to the circumstances that led us to file our voluntary petition for relief under chapter 11 in August 2000, as described in "Our Reorganization".



     We cannot make assurances that our business will continue to generate sufficient cash flow to fund our liquidity needs. We are dependent to a large degree on the public's acceptance of the films released by the studios. We are also subject to a high degree of competition and low barriers of entry into our industry. In the future, we may need to refinance all or a portion of our indebtedness on or before maturity. We cannot make assurances that we will be able to refinance any of our indebtedness or raise additional capital through other means, on commercially reasonable terms or at all.



CONTRACTUAL OBLIGATIONS



     As of December 31, 2002, our long-term debt obligations, obligations to general unsecured creditors pursuant to the plan of reorganization and future minimum payments under capital leases and operating leases with terms over one year and the agreement with our chief executive officer (except as indicated) were as follows:



                                                       PAYMENTS DUE BY PERIOD
                                     -----------------------------------------------------------
                                     ONE YEAR
                                     OR LESS    2-3 YEARS   4-5 YEARS   AFTER 5 YEARS    TOTAL
                                     --------   ---------   ---------   -------------   --------
                                                           (IN THOUSANDS)
Term loan credit agreement(1)......  $25,000     $70,000    $114,729           $--      $209,729
Revolving credit agreement(2)......       --          --      50,000            --        50,000
10 3/8% senior subordinated
  notes(3).........................       --          --          --       154,315       154,315
General unsecured creditors(4).....    5,000      10,000      31,148            --        46,148
Industrial revenue bond............    1,080          --          --            --         1,080
Capital lease obligations(5).......    7,764      15,752      15,582        97,804       136,902
Operating leases(5)................   41,059      76,091      67,575       212,600       397,325
Employment agreement with chief
  executive officer(6).............      850       1,700       1,700            --         4,250
                                     -------    --------    --------      --------      --------
Total contractual cash
  obligations......................  $80,753    $173,543    $280,734      $464,719      $999,749
                                     =======    ========    ========      ========      ========

---------------

(1) Term loan has required semi-annual principal payments each June 30 and December 31 through June 30, 2006. The remaining principal balance outstanding matures on January 31, 2007.



(2) The revolving credit agreement has a maturity date of October 31, 2006. This presentation assumes the full $50 million commitment is outstanding and payable. As of September 30, 2003, no amounts were outstanding under the revolving credit agreement.



(3) The maturity date for the 10 3/8% senior subordinated notes is February 1, 2009.



(4) Our general unsecured creditors are due semi-annual payments of $2.5 million plus interest with a maturity of January 31, 2007.



(5) Includes obligations for theatres we had not closed or for which leases had not been rejected at December 31, 2002. See note 13 of notes to audited annual consolidated financial statements.



(6) The employment agreement with our chief executive officer provides for compensation of $850,000 per year for five years commencing January 31, 2002. The above table does not include bonus payments of up to 50% of his base salary if certain performance goals are achieved. In addition, subsequent to September 30, 2003, we agreed to pay our chief executive officer a bonus in any quarter that we pay a dividend equal to the number of shares remaining to be issued pursuant to the employment agreement multiplied by the quarterly dividend per share for such quarter.



FINANCIAL COVENANT COMPLIANCE



     Our credit and leasing facilities contain certain restrictive provisions which, among other things, limit additional indebtedness, limit capital expenditures, limit the payment of dividends and other defined restricted payments, require that certain debt to capitalization ratios be maintained and require minimum levels of defined cash flows. The financial covenants under our term loan credit agreement, our revolving credit agreement and our 10 3/8% senior subordinated notes are discussed in "Description of Indebtedness".



     To secure our new master lease, we granted MoviePlex an express contract lien, in addition to MoviePlex's statutory lien as landlord, on and a security interest in all equipment, inventory, fixtures and other personal property which is located on the leased premises or used in connection therewith and upon all proceeds thereof.



     A default under the new master lease includes our failure to pay rent or perform under certain conditions, our being adjudged bankrupt or the judicial seizure of our assets, or the occurrence of a change of control of Carmike. Under the new master lease, a change of control is any event, transaction or occurrence as a result of which (1) our stockholders cease to own and control all of the economic and voting rights associated with ownership of at least 30% of our outstanding capital stock of all classes on a fully diluted basis, or (2) we cease to own and control all of the economic and voting rights associated with all of the outstanding capital stock of any of our debtor subsidiaries (except that a particular qualified buyer transaction is not a change of control under the new master lease).



     The new master lease has been collaterally assigned to Wachovia Bank, National Association, in its capacity as agent under the reimbursement agreement dated as of November 20, 1997, as amended, among MoviePlex, certain lenders and Wachovia Bank, as agent, pursuant to a mortgage and an assignment of rents as to each of six properties, to secure MoviePlex's obligations to such lenders under the reimbursement agreement. At the end of the new master lease term, or if the lease is terminated by reason of our default, the furniture, fixtures and equipment located in the theatres will become the property of the lenders. In addition, the lenders have released their liens on the debtors' other assets that secured the MoviePlex obligations.



                RISK MANAGEMENT AND MARKET SENSITIVE INSTRUMENTS



     We are exposed to various market risks. We have floating rate debt instruments and, therefore, are subject to the market risk related to changes in interest rates. Interest payable under our credit agreement is based on a spread over LIBOR or another index.



     Interest paid on our debt is largely subject to changes in interest rates in the market. Our revolving credit agreement and our term loan credit agreement are based on a structure that is priced over an index or LIBOR rate option. Our term loan credit agreement provides for a minimum annual interest rate of 7.75%. A change of 1.0% in interest rates would not raise the effective rate above the 7.75% floor, therefore, there is no measurable risk on the term loan credit agreement due to limited interest rate changes.



     A substantial number of our theatre leases have increases contingent on Consumer Price Index ("CPI") changes. A 1.0% change in CPI would not have a material effect on rent expense.



                               ASSET IMPAIRMENTS



     In the fourth quarters of 2000 and 2001, we identified impairments of asset values for certain theatres and a joint venture investment in three movie theatre-entertainment complexes which we reflected as operating expenses in our consolidated financial statements. Based on our analysis, no such charges were required in 2002. The table below sets out certain information concerning these impairments:



                                                              2000     2001
                                                              -----   ------
                                                               (IN MILLIONS
                                                              EXCEPT NUMBER
                                                               OF THEATRES
                                                               AND SCREENS)
Annual impairment charge included in operations.............  $21.2   $132.2
Impairment charge included in reorganization costs..........    4.9     16.4
                                                              -----   ------
  Total impairment charge...................................   26.1    148.6
Reduction in carrying values................................   36.4    235.1
Reduction in accumulated depreciation and amortization
  expenses..................................................  (10.3)   (86.5)
Reduction in future depreciation and amortization
  expenses..................................................   $9.2     $9.8
Number of theatres affected.................................     18      287
Number of screens affected..................................    130    2,126



     The impairment charge recognized in 2001 was significantly larger than in prior years due to the write-off of leasehold improvements on theatres for which we rejected leases, the impact of closing owned theatres, the diminished value of our entertainment centers and the write-down of surplus equipment removed from closed or rejected theatres. Additionally, in 2001 we included impairment charges related to equipment of $34.1 million, based on our reduced capital building program for the future as well as the excess supply of equipment in inventory.



     The impairment charge in 2000 was primarily caused by reductions in estimated theatre cash flows due to the impact of new or increased competition on certain older, auditorium-style theatres, negative evaluation of the operating results produced from theatres previously converted to discount theatres, or our inability to improve a marginal theatre or entertainment center's operating results to a level that would support the carrying value of the long-lived assets. Some of our theatres that incurred impairment charges in 1999 incurred additional impairment charges in subsequent years.

     We had approximately $23.4 million of goodwill recorded at December 31, 2002. The goodwill values arose from our acquisitions during the period from 1982 through 1997. We evaluate goodwill based on cash flows for theatres with associated goodwill that operate within a particular market. Where more than one such theatre operates within a market, we evaluate the cash flows of all such theatres within that market. See Note 4 of Notes to Consolidated Financial Statements.


                          CRITICAL ACCOUNTING POLICIES


     The preparation of our financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. On an on-going basis, we evaluate our estimates and judgments, including those related to leasing transactions, depreciation of property and equipment, income taxes, litigation and other contingencies and, in particular, those related to impairment of long-lived assets including goodwill. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. All critical accounting estimates have been discussed with our audit committee.


     We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States.


PROPERTY AND EQUIPMENT



     Property and equipment are carried at cost, net of accumulated depreciation, or cost adjusted for recognized impairments. Assets held for disposal are reported at the lower of the asset's carrying amount or its fair value less costs to sell. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying consolidated statements of operations. Although we use accelerated methods of depreciation for income tax purposes, for financial reporting purposes, we compute depreciation on a straight-line basis as follows:



Building and improvements...................................  20-30 years
Leasehold improvements*.....................................  15-30 years
Leasehold interests*........................................  15-30 years
Equipment...................................................   5-15 years


---------------


* Number of years is based on the terms of the applicable lease



IMPAIRMENT OF LONG LIVED ASSETS, INCLUDING GOODWILL



     Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). In general, SFAS No. 142 requires that during 2002 we assess the fair value of the net assets underlying our acquisition related goodwill on a business by business basis. Where that fair value is less than the related carrying value, we will be required to reduce the amount of the goodwill. These reductions were made retroactive to January 1, 2002. SFAS No. 142 also requires that we discontinue the amortization of our acquisition related goodwill. As of September 30, 2003, our financial statements included acquisition related goodwill of $23.4 million, net of previous amortization. See "Impact of Recently Issued Accounting Standards" below for additional information.

     We account for our long-lived assets in accordance with the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). We review our long-lived assets, including goodwill related to those assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We periodically review and monitor our internal management reports and the competition in its markets for indicators of impairment of individual theatres. We consider a trend of operating results that are not in line with management's expectations to be the primary indicator of potential impairment. An additional impairment indicator used by management is the existence of competition in a market, either from third parties or from our own expansion. For purposes of SFAS No. 144, assets are evaluated for impairment at the theatre level, which management believes is the lowest level for which there are identifiable cash flows. We deem a theatre to be impaired if a forecast of undiscounted future operating cash flows directly related to the theatre, including estimated disposal value if any, is less than its carrying amount. If a theatre is determined to be impaired, the loss is measured as the amount by which the carrying amount of the theatre exceeds its fair value. Fair value is based on management's estimates which are based on using the best information available, including prices for similar theatres or the results of valuation techniques such as discounting estimated future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.



     See "Asset Impairments" above for additional information regarding the effects on the 2001 and 2000 consolidated financial statement. See also "Impact of Recently Issued Accounting Standards" below.



BANKRUPTCY MATTERS



     As debtors-in-possession, we had the right, subject to bankruptcy court approval and certain other limitations, to assume or reject executory contracts and unexpired leases during our reorganization. Any damages resulting from rejection of executory contracts or unexpired leases were treated as general unsecured claims in our reorganization. During our reorganization, we received approval from the bankruptcy court to reject theatre leases on 136 of our theatre locations. We estimate that our aggregate liability at September 30, 2003 for general unsecured creditors is approximately $35.7 million, which includes our estimated liability for damages resulting from the rejection of executory contracts and unexpired leases which we have not already paid. As of September 30, 2003, total accrued interest on those claims was $3.6 million. Of these claims, $22.5 million are disputed. As such, we cannot presently determine with certainty the ultimate liability that may result; however, the bankruptcy court still maintains jurisdiction over certain matters related to the implementation of the plan of reorganization, including the unresolved disputed claims. We have made our best estimate of such liability given the facts available at this time. If we are unable to resolve these claims with the unsecured creditors we may petition the bankruptcy court to resolve them.


LEASES

     We operate most of our theatres under non-cancelable operating lease agreements. These leases generally provide for the payment of fixed monthly rentals, property taxes, common area maintenance, insurance and repairs. Certain of these leases provide for escalating lease payments over the terms of the leases. Moreover, certain leases also include contingent rental fee based on a percentage of sales. At our option, we can renew a substantial portion of our theatre leases, at the then fair rental rate, for various periods with the maximum renewal period generally totaling 10-20 years. For financial statement purposes, the total amount of base rentals over the terms of the leases is charged to expense on the straight-line method over the initial lease terms. Rental expense in excess of lease payments is recorded as a deferred rental liability and is amortized to rental expense over the remaining term of the lease.

PERCENTAGE RENT



     Several leases have a contingent component called percentage rent. Percentage rent is based on a percentage of defined revenue factors over a fixed breakpoint for the lease year as described within the lease. We accrue for this contingent liability monthly based on the trailing twelve months activity of the affected theatre. Payment of this liability is defined within the lease and the accrual is reconciled at the end of the lease year.


INCOME TAXES

     We use the liability method of accounting for income taxes, which requires recognition of temporary differences between financial statement and income tax basis of assets and liabilities, measured by enacted tax rates.

     In 2000 we established a valuation allowance in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. We continually review the adequacy of the valuation allowance and recognize the benefits of deferred tax assets only as reassessment indicates that it is more likely than not that the deferred tax assets will be realized.

                            QUARTERLY OPERATING DATA



     The following table sets forth our quarterly operating data for the last eleven full fiscal quarters:



                                        1ST        2ND        3RD        4TH
                                      QUARTER    QUARTER    QUARTER    QUARTER     TOTALS
                                      --------   --------   --------   --------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2001
Total revenues......................   $99,704   $108,877   $130,439   $117,930   $456,950
Operating income (loss).............     1,931      5,980     15,130   (122,742)   (99,701)
Net income (loss)...................    (1,246)     2,275     11,096   (137,512)  (125,387)
Basic and diluted income (loss) per
  common share......................    $(0.11)     $0.20      $0.97    $(12.12)   $(11.05)
YEAR ENDED DECEMBER 31, 2002
Total revenues......................  $116,453   $137,478   $123,473   $129,784   $507,188
Operating income (loss).............    15,682     20,989     19,191     12,925     68,787
Net income (loss)...................   (55,950)     9,514      8,072     (1,463)   (39,827)
Income (loss) per common share
Basic...............................    $(5.70)     $1.06      $0.90     $(0.16)    $(4.33)
Diluted.............................    $(5.70)     $1.04      $0.89     $(0.16)    $(4.33)
NINE MONTHS ENDED SEPTEMBER 30, 2003
(UNAUDITED)
Total revenues......................  $103,214   $131,022   $128,227
Operating income....................    15,002     18,668     18,589
Net income (loss)...................     4,562     13,453      9,026
Income (loss) per common share
Basic...............................     $0.50      $1.50      $1.00
Diluted.............................     $0.49      $1.45      $0.96



     Net income (loss) per common share calculations for each of the above quarters are based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily equal the net income
(loss) per common share amount for the year.



     The fourth quarter of 2001 includes a charge for the impairment of long-lived assets as discussed in note 4 to notes to audited annual consolidated financial statements. The fourth quarter of 2001 includes a decrease in the estimated property taxes payable of $2.0 million.


                 IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS


     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires goodwill and indefinite lived intangible assets to be reviewed periodically for impairment and no longer amortized. The Company adopted SFAS No. 142 on January 1, 2002. SFAS No. 142 required companies with goodwill and indefinite lived intangible assets to complete an initial impairment test by June 30, 2002. The Company completed the impairment test of its goodwill and did not identify an asset impairment as a result of the impairment test. Additionally, we completed our periodic review of our goodwill for impairment as of December 31, 2002, and did not identify an asset impairment as a result of the review. We will continue to review our goodwill annually for impairment as of December 31 of each year.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS No. 121"). SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. We adopted the standard on January 1, 2002. There was no asset impairment in 2002 as a result of adoption.



     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. In addition, SFAS No. 145 rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for financial statements issued on or after May 15, 2002. We adopted SFAS No. 145 effective May 15, 2002, however, SFAS No. 145 did not affect our consolidated statements of operations.



     In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146"). SFAS No. 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The effective date of SFAS No. 146 is December 31, 2002. We adopted SFAS No. 146 on December 31, 2002, however, SFAS No. 146 did not have an effect on our consolidated statements of operations.



     In November 2002, the FASB issued FASB Interpretation Number 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45"). FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual reports after December 15, 2002. These disclosures are presented in note 15 of notes to audited annual consolidated financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 15, 2002. We are currently assessing the initial measurement requirements of FIN 45. However, management does not believe that the recognition requirements will have a material impact on our financial position, cash flows or results of operations.



     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosure ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-based Compensation ("SFAS No. 123"), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. Our stock-based compensation plans are described in notes 1 and 12 of notes to audited annual consolidated financial statements and notes 1 and 5 to the unaudited interim consolidated financial statements. We account for our stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Reflected in net income for the year ended December 31, 2002 and the nine months ended September 30, 2003 are $3.6 million and $3.9 million, respectively, of stock-based employee compensation cost.



     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is currently effective for all new variable interest entities created or acquired after February 1, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003. We are currently evaluating the effect that the adoption of FIN 46 will have on our results of operations and financial condition and do not expect adoption to have a material effect.

                                    BUSINESS

                                    OVERVIEW


     We are one of the largest motion picture exhibitors in the United States. As of September 30, 2003, we owned, operated or had an interest in 300 theatres with 2,239 screens located in 35 states, making us the second largest exhibitor in the country by number of theatres and the fourth largest by number of screens. We operate a modern theatre circuit; since 1997 we have rebuilt or refurbished approximately 80% of our theatres. Of our 300 theatres, 261 show films on a first-run basis and 39 are discount theatres. In 2002, we generated total revenue of $507 million.



     We target small- to mid-size non-urban markets. More than 80% of our theatres are located in communities with populations of fewer than 100,000. We believe there are several benefits of operating in small- to mid-size markets:



     - Less competition from other exhibitors. We believe a majority of our theatres have limited competition for patrons. We believe most of our markets are already adequately screened and our smaller markets in particular cannot support significantly more screens. In addition, because most of our principal competitors are focused on building megaplexes, we do not expect many of our markets to be targeted by our competitors for new theatres.



     - Lower operating costs. We believe that we benefit from lower labor, occupancy and maintenance costs than most other large exhibitors. For example, as of September 30, 2003, approximately 47% of our hourly employees worked for the federal minimum wage. Additionally, we own 71, or approximately 24%, of our theatres, one of the highest percentages in the industry, which we believe provides us with further cost benefits.



     - Fewer alternative entertainment opportunities. In our typical markets, patrons have fewer entertainment alternatives than in larger markets, where options such as professional sports and cultural events are more likely to be available.



     - Greater access to film product. We believe we are the sole exhibitor in 75% of our film licensing zones, which we believe provides us with greater flexibility in selecting films that meet the preferences of patrons in our markets.

     The following table sets forth geographic information regarding our theatre circuit as of September 30, 2003:



STATE                       THEATRES   SCREENS
-----                       --------   -------
Alabama...................     17         152
Arkansas..................     10          88
Colorado..................      8          57
Delaware..................      1          14
Florida...................     10          80
Georgia...................     27         218
Idaho.....................      4          17
Illinois..................      2           6
Iowa......................     10          89
Kansas....................      1          12
Kentucky..................     10          51
Louisiana.................      3          22
Maryland..................      1           8
Michigan..................      1           5
Minnesota.................      9          76
Missouri..................      1           8
Montana...................     14          78
Nebraska..................      5          19
New Mexico................      1           2



STATE                       THEATRES   SCREENS
-----                       --------   -------
New York..................      1           8
North Carolina............     36         296
North Dakota..............      7          40
Ohio......................      6          39
Oklahoma..................     10          52
Pennsylvania..............     25         189
South Carolina............     14         102
South Dakota..............      5          35
Tennessee.................     28         218
Texas.....................     11          85
Utah......................      3          39
Virginia..................     10          67
Washington................      1          12
West Virginia.............      4          28
Wisconsin.................      2          18
Wyoming...................      2           9
                              ---       -----
Totals....................    300       2,239
                              ===       =====



     From time to time, we convert weaker performing theatres to discount theatres for the exhibition of films that have previously been shown on a first-run basis. Many of these theatres are typically in smaller markets where we are the only exhibitor in the market. At September 30, 2003, we operated 39 theatres with 155 screens as discount theatres. We also operate a very small number of theatres for the exhibition of first-run films at a reduced admission price.



                                  OUR STRATEGY



     Our strategic plan has four principal elements:



     - maximize the cash flows of our existing theatre circuit;



     - pursue selected growth opportunities in existing and new markets;



     - further reduce our debt; and



     - leverage the experience of our management team.



     Maximize the cash flows of our existing theatre circuit. We believe that our strong competitive position in the small- to mid-size markets in which we operate and our focus on customer satisfaction will continue to drive growth in our revenue and profitability. Our experience in these markets enables us to manage our film, concession and other theatre-level costs effectively.



     We seek to increase our revenues and operating margins. In addition to periodically increasing our ticket prices, typically in line with our industry, we focus on maximizing concession sales per patron. We train our employees to minimize waiting time, allowing us to serve more customers before the start of a show, as well as to "upsell" our patrons into larger sized concession products that carry higher margins. Additionally, we regularly undertake reviews of rent, theatre operating costs and corporate overhead to determine where we can enhance productivity and reduce costs without affecting the quality of our service.



     We are also focused on continuously upgrading our existing theatres. Since 1997 we have rebuilt or refurbished 80.3% of our theatres. Rebuilding typically involves conversion of a theatre to stadium seating. Refurbishment can include updating seats, enhancing the sound system, including digital sound, or replacing furnishings. We believe that we will need to invest relatively modest amounts in annual maintenance capital expenditures for the foreseeable future.



     Pursue selected growth opportunities in existing and new markets. We will continue to seek, on a selective basis, complementary development and acquisition opportunities to further enhance our competitive position in our existing and new markets. We leverage our detailed knowledge of local markets to identify opportunities to build new or replacement theatres or expand existing theatres. We selectively evaluate these opportunities and invest when we believe we can generate attractive rates of return. We believe we can selectively add screen capacity to our existing theatres in growing markets with relatively low capital expenditures.



     Further reduce our debt. All of the net proceeds from this offering will be used to reduce our existing debt. We believe that debt reduction will increase our financial flexibility and enhance stockholder returns.



     Leverage the experience of our management team. Carmike Cinemas was founded by members of the Patrick family in 1982, with its predecessor companies dating back to the 1930s. Michael W. Patrick has been our Chief Executive Officer since 1989 and has been with us since our inception. He oversees a senior management team that has an average of more than 20 years of industry experience. We have established a stock compensation plan for members of our senior management that we believe aligns their interests with those of our stockholders.



                                  OUR INDUSTRY



     According to data from the Motion Picture Association of America, or MPAA, U.S. box office revenues have increased for ten consecutive years, growing at a compound annual rate of approximately 7%. This has exceeded growth in gross domestic product in seven of those ten years. In 2002, box office revenues reached a record high of $9.5 billion. This was driven in part by an increase of approximately 10% in attendance, which reached 1.6 billion for the year, also a record. For the first forty weeks of 2003, a strong movie release calendar has helped maintain the industry's momentum, with gross box office revenues of $6.7 billion, consistent with the same period of 2002.



     We believe the growth in industry box office revenues has been and will continue to be driven in part by increased studio marketing expenditures. Movie studios have increased marketing expenditures per new film at a compound annual growth rate of approximately 10% since 1995, according to the MPAA. Because domestic movie theatres are the primary distribution channel for domestic film releases, the theatrical success of a film is often the most important factor in establishing its value in other film distribution channels, including home video, cable television, broadcast television and international releases. We believe that movie studios have placed an increased emphasis on theatrical success because these secondary distribution channels represent important and growing sources of additional revenues for them.



     In addition to increased studio spending on marketing of new film releases, we believe that the film exhibition industry will continue to benefit from the following trends:



     - development of strong film franchises;



     - increased cross-branding of films from successful television programs and video games;

     - continued development of modern theatres with stadium seating and digital sound; and



     - reduced seasonality of revenues.



     From the mid- to late-1990s, industry screen count grew faster than attendance. As a result of rapid overbuilding, the total number of screens reached an all-time high of 37,396 in 2000, according to the MPAA. When the economics of many of these theatres became unsustainable, most major exhibitors, ourselves included, were required to restructure and to close underperforming locations. At December 31, 2002, the domestic screen count had declined to 35,280. We believe the reduction in screen count, combined with the trends described above, has meaningfully improved the economics of the film exhibition industry.


                       THEATRE DEVELOPMENT AND OPERATIONS

DEVELOPMENT

     We carefully review small- to mid-size markets to evaluate the return on capital of opportunities to build new theatres or renovate our existing theatres. The circumstances under which we believe we are best positioned to benefit from building new theatres are in markets in which:

     - we believe building a new theatre provides an attractive cash flow opportunity;

     - we already operate a theatre and could best protect that theatre by expanding our presence; or


     - a film licensing zone is currently underserved by an exhibitor.


     In general, we do not believe that building theatres in film licensing zones in which competitors operate provides attractive investment opportunities for us.


     Our bankruptcy and the excessive number of screens resulting from the industry's overbuilding of theatres in the last few years have been significant influences on our current growth strategy. We opened one theatre during the nine months ended September 30, 2003 and opened an additional theatre during the fourth quarter of 2003. If opportunities exist where new construction will be profitable to us, we will consider building additional theatres in future periods. From our bankruptcy through September 30, 2003, we closed 31.2% of our theatres. We continuously analyze our theatres and evaluate approaches to optimize our portfolio.

     The following table shows information about the changes in our theatre circuit during the past five years:



                                                                                    AVERAGE
                                                                                    SCREENS/
                                                              THEATRES   SCREENS    THEATRE
                                                              --------   --------   --------
Total at December 31, 1998..................................     468       2,658       5.7
  New Construction..........................................      23         339
  Closures..................................................     (33)       (149)
                                                                ----      ------
Total at December 31, 1999..................................     458       2,848       6.2
  New Construction..........................................       7          99
  Closures..................................................    (113)       (509)
                                                                ----      ------
Total at December 31, 2000..................................     352       2,438       6.9
  New Construction..........................................       1          16
  Closures..................................................     (30)       (121)
                                                                ----      ------
Total at December 31, 2001..................................     323       2,333       7.2
  New Construction..........................................       0           0
  Closures..................................................     (15)        (71)
                                                                ----      ------
Total at December 31, 2002..................................     308       2,262       7.3
  New Construction..........................................       1          16
  Closures..................................................      (9)        (39)
                                                                ----      ------
Total at September 30, 2003.................................     300       2,239       7.5


OPERATIONS


     Our theatre operations are under the supervision of our Chief Operating Officer, General Manager of Operations and four division managers. The division managers are responsible for implementing our operating policies and supervising our eighteen operating districts. Each operating district has a district manager who is responsible for overseeing the day-to-day operations of our theatres. Corporate policy development, strategic planning, site selection and lease negotiation, theatre design and construction, concession purchasing, film licensing, advertising, and financial and accounting activities are centralized at our corporate headquarters.


     We have an incentive bonus program for theatre level management, which provides for bonuses based on incremental improvements in theatre profitability, including concession sales. As part of this program, we evaluate "mystery shopper" reports on the quality of service, cleanliness and film presentation at individual theatres.


     Box office admissions. The majority of our revenues come from the sale of movie tickets. For the nine months ended September 30, 2003, box office admissions totaled $242.8 million, or 67.1% of total revenues. At September 30, 2003, of our 300 theatres, 261 showed "first-run" films, which we license from distributors owned by the major studios, as well as from independent distributors. The remaining 39 of our theatres featured pictures at a discount price.



     Most of the tickets we sell are sold at our theatre box offices immediately before the start of a picture. As of September 30, 2003, at 35 of our theatres, patrons can buy tickets in advance either over the phone or on the Internet. These alternate sales methods do not currently represent a meaningful portion of our revenues, nor are they expected to be in the near term.

     Concessions. Concession sales are our second largest revenue source after box office admissions, constituting 29.7% of total revenues for the nine months ended September 30, 2003. Our strategy emphasizes quick and efficient service built around a limited menu primarily focused on higher margin items such as popcorn, candy and soft drinks. In addition, in a limited number of markets, we offer bottled water, frozen drinks, coffee, ice cream, hot dogs and pretzels in order to respond to competitive conditions. We actively seek to promote concession sales through the design and appearance of our concession stands, the introduction of special promotions from time to time, by reducing wait times and by training our employees to up-sell products. In addition, our management incentive bonus program includes concession results as a component of determining the bonus awards. We manage all inventory purchasing centrally with authority required from our central office before orders may be placed.



     During 2002 and the nine months ended September 30, 2003, we purchased substantially all of our concession supplies and janitorial supplies from Showtime Concession, except for beverage supplies. We are by far the largest customer of Showtime Concession. Our agreement with Showtime Concession expired on May 1, 2003 and is continuing on a month-to-month basis. We are currently negotiating a new multi-year agreement with Showtime Concession. If this relationship were disrupted, we could be forced to negotiate a number of substitute arrangements with alternative vendors which are likely to be, in the aggregate, less favorable to us than the current arrangement.



     During 2002 and the nine months ended September 30, 2003, we purchased our beverage supplies from The Coca-Cola Company. Our current agreement with The Coca-Cola Company will expire on June 30, 2004. Under the agreement, The Coca-Cola Company may raise beverage supply costs and, in fact, has increased such costs by 3.3% beginning January 31, 2004 through the term of the agreement. If beverage supply costs are increased at a higher rate or we are unable to negotiate favorable terms with The Coca-Cola Company or a competing beverage supplier when the agreement is up for renewal, our margins on concessions may be negatively impacted.



     Other revenues. Most of our theatres include electronic video games located in or adjacent to the lobby. We also generate revenues through on-screen advertising on all of our screens. We operate two family entertainment centers under the name Hollywood Connection(R) which feature multiplex theatres and other forms of family entertainment. These revenue streams comprised the remaining 3.2% of our revenue generation during the nine months ended September 30, 2003.


                                 FILM LICENSING


     We obtain licenses to exhibit films by directly negotiating with film distributors. We license films through our booking office located in Columbus, Georgia. Our Senior Vice President -- Film, in consultation with our Chief Executive Officer, directs our motion picture bookings.



     Prior to negotiating for a film license, our Senior Vice President -- Film and film-booking personnel evaluate the prospects for upcoming films. The criteria considered for each film include cast, director, plot, performance of similar films, estimated film rental costs and expected MPAA rating. Because we only license a portion of newly released first-run films (approximately 125 of 404 available during the nine months ended September 30, 2003), our success in licensing depends greatly upon the availability of commercially popular motion pictures, but also upon our knowledge of the preferences of patrons in our markets and insight into trends in those preferences. We maintain a database that includes revenue information on films previously exhibited in our markets. We use this historical information to match new films with particular markets so as to maximize revenues. The table below depicts the industry's top 10 films for the year ended December 31, 2002 compared to our top 10 films for the same period, based on reported gross receipts:



                  INDUSTRY
--------------------------------------------
 1.  Spider-Man
 2.  Star Wars: Attack of the Clones
 3.  Harry Potter and the Chamber of Secrets
 4.  Signs
 5.  My Big Fat Greek Wedding
 6.  Austin Powers in Goldmember
 7.  Lord of the Rings: Two Towers
 8.  Men In Black 2
 9.  Ice Age
10.  Scooby-Doo
              CARMIKE CINEMAS
--------------------------------------------
 1.  Spider-Man
 2.  Star Wars: Attack of the Clones
 3.  Signs
 4.  Lord of the Rings: Two Towers
 5.  Harry Potter and the Chamber of Secrets
 6.  Men In Black 2
 7.  Scooby-Doo
 8.  Austin Powers in Goldmember
 9.  Ice Age
10.  The Santa Clause 2


FILM RENTAL FEES


     We typically enter into licenses that provide for rental fees based on either "firm terms" established prior to the opening of the picture or on a mutually agreed "settlement" upon the conclusion of the film run. Under a firm terms formula, we pay the distributor a specified percentage of the box office receipts, and this percentage declines over the term of the run. Firm term film rental fees are generally the greater of (1) 60 to 70% of gross box office receipts, gradually declining to as low as 30% over a period of four to seven weeks and (2) a specified percentage (e.g., 90%) of the excess gross box office receipts over a negotiated allowance for theatre expenses (commonly known as a "90-10" arrangement). The settlement process allows for negotiation based upon how a film actually performs. A firm terms agreement could result in lower than anticipated film rent if the film outperforms expectations especially with respect to the film's run and, conversely, there is a downside risk when the film underperforms.


FILM LICENSING ZONES


     Film licensing zones are geographic areas established by film distributors where any given film is allocated to only one theatre within that area. In our markets, these zones generally encompass three to five miles. In film licensing zones where we have little or no competition, we obtain film licenses by selecting a film from among those offered and negotiating directly with the distributor. In competitive film licensing zones, a distributor will allocate its films among the exhibitors in the zone. When films are licensed under the allocation process, a distributor will choose which exhibitor is offered a movie and then that exhibitor will negotiate film rental terms directly with the distributor for the film.



RELATIONSHIP WITH DISTRIBUTORS


     We depend on, among other things, the quality, quantity, availability and acceptance by movie-going customers of the motion pictures produced by the motion picture production companies and licensed for exhibition to the motion picture exhibitors by distribution companies. Disruption in the production of motion pictures by the major studios and/or independent producers or poor performance of motion pictures could have an adverse effect on our business.


     While there are numerous distributors that provide quality first-run movies to the motion picture exhibition industry, the following ten major distributors accounted for approximately 97% of our box office admissions during the nine months ended September 30, 2003: Buena Vista, DreamWorks, Fox, MGM/UA, Miramax, New Line Cinema, Paramount, Sony, Universal and Warner Brothers.

     As of the date of our bankruptcy petition, film distributors held claims against us aggregating $37.2 million. After we commenced our bankruptcy, several distributors elected to cease supplying us with new film product until their claims against us for pre-petition film exhibition fees were paid in full. We negotiated an agreement with each of our principal film distributors to repay their pre-petition claims for film exhibition fees in full in 17 weekly installments. Based on those agreements, the film distributors began to supply us with new film product again. Our payments under the agreements began on September 18, 2000 and were concluded by December 26, 2000. We believe that we currently have good relationships with all of the distributors.


                         MANAGEMENT INFORMATION SYSTEMS


     We have developed a proprietary computer system, which we call IQ-Zero, that is installed in each of our theatres. IQ-Zero allows us to centralize most theatre-level administrative functions at our corporate headquarters, creating significant operating leverage. IQ-Zero allows corporate management to monitor ticket and concession sales and box office and concession staffing on a daily basis, enabling our theatre managers to focus on the day-to-day operations of the theatre. In addition, it also coordinates payroll, tracks theatre invoices and generates operating reports analyzing film performance and theatre profitability. IQ-Zero also generates information we use to quickly detect theft. IQ-2000 is an enhanced version of the IQ-Zero system and has been installed in our theatres built since 1999. IQ-2000 facilitates new services such as advanced ticket sales and Internet ticket sales. Its expanded capacity will allow for future growth and more detailed data tracking and trend analysis. There is active communication between the theatres and corporate headquarters, which allows our senior management to react to vital profit and staffing information on a daily basis and perform the majority of the theatre-level administrative functions.


                                  COMPETITION

     The motion picture exhibition industry is fragmented and highly competitive. In markets where we are not the sole exhibitor, we compete against regional and independent operators as well as the larger theatre circuit operators.

     Our operations are subject to varying degrees of competition with respect to film licensing, attracting customers, obtaining new theatre sites or acquiring theatre circuits. In those areas where real estate is readily available, there are few barriers preventing competing companies from opening theatres near one of our existing theatres, which may have a material adverse effect on our theatres. Competitors have built or are planning to build theatres in certain areas in which we operate, which have resulted and may continue to result in excess capacity in such areas which adversely affects attendance and pricing at our theatres in such areas.


     From the mid- to late-1990s, industry screen count grew faster than attendance. As a result of this rapid overbuilding, the total number of screens reached an all-time high of 37,396 in 2000, according to the MPAA. When the economics of many of these theatres became unsustainable, most major exhibitors, ourselves included, were required to restructure and to close underperforming locations. At December 31, 2002, the domestic screen count had declined to 35,280. We believe the reduction in screen count, combined with the trends described above, has meaningfully improved the economics of the film exhibition industry.



     The opening of large multiplexes and theatres with stadium seating by us and certain of our competitors has tended to, and is expected to continue to, draw audiences away from certain older and smaller theatres, including theatres operated by us. In addition, demographic changes and competitive pressures can lead to a theatre location becoming impaired. However, at the time we are not aware of any such situations.

     In addition to competition with other motion picture exhibitors, our theatres face competition from a number of alternative motion picture exhibition delivery systems, such as cable television, satellite and pay-per-view services and home video systems. The expansion of such delivery systems could have a material adverse effect upon our business and results of operations. We also compete for the public's leisure time and disposable income with all forms of entertainment, including sporting events, concerts, live theatre and restaurants.

                             REGULATORY ENVIRONMENT

     The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. Certain consent decrees resulting from such cases bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including us, on a theatre-by-theatre basis. Consequently, exhibitors such as our company cannot assure themselves of a supply of motion pictures by entering into long-term arrangements with major distributors but must compete for licenses on a film-by-film and theatre-by-theatre basis.


     The Americans with Disabilities Act ("ADA"), which became effective in 1992, and certain state statutes and local ordinances, among other things, require that places of public accommodation, including theatres (both existing and newly constructed), be accessible to patrons with disabilities. The ADA requires that theatres be constructed to permit persons with disabilities full use of a theatre and its facilities. Also, the ADA may require certain modifications be made to existing theatres in order to make them accessible to patrons and employees who are disabled. For example, we are aware of several lawsuits that have been filed against other exhibitors by disabled moviegoers alleging that certain stadium seating designs violate the ADA.


     On June 30, 1998, we executed a settlement agreement with the U.S. Department of Justice under Title III of the ADA. Under the settlement agreement, we agreed to complete the readily achievable removal of barriers to accessibility, or alternatives to barrier removal, at two theatres in Des Moines, Iowa and to distribute to all of our theatres a questionnaire designed to assist our management in the identification of existing and potential barriers and a threshold determination of what steps might be available for removal of such existing and potential barriers. We were not required to pay any damages or fines. We continue to assess the impact of such questionnaires on our theatres. We construct new theatres to be accessible to the disabled and believe we are otherwise in substantial compliance with applicable regulations relating to accommodating the needs of the disabled. We have a Director of ADA Compliance to monitor our ADA requirements.

     Our theatre operations are also subject to federal, state and local laws governing such matters as construction, renovation and operation of our theatres as well as wages, working conditions, citizenship, and health and sanitation requirements and licensing. We believe that our theatres are in material compliance with such requirements.

     We own, manage and/or operate theatres and other properties which may be subject to certain U.S. federal, state and local laws and regulations relating to environmental protection, including those governing past or present releases of hazardous substances. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of such contamination, regardless of fault or the legality of original disposal. These persons include the present or former owner or operator of a contaminated property and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property. Additionally, in the course of maintaining and renovating our theatres and other properties, we periodically encounter asbestos containing materials that must be handled and disposed of in accordance with federal, state and local laws, regulations and ordinances. Such laws may impose liability for release of asbestos containing materials and may entitle third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos containing materials.

                                   EMPLOYEES


     As of September 30, 2003, we had approximately 7,688 employees, of which 38 were covered by collective bargaining agreements and 3,595 were part-time. As of September 30, 2003, approximately 47% of our employees were paid at the federal minimum wage and, accordingly, the minimum wage largely determines our labor costs for those employees. We believe we are more dependent upon minimum wage employees than most other motion picture exhibitors. Although our ability to secure employees at the minimum wage in our smaller markets is advantageous to us because it lowers our labor costs, we are also more likely than other exhibitors to be immediately and adversely affected if the minimum wage is raised.


                                   PROPERTIES


     As of September 30, 2003, we owned 71 of our theatres and leased 225 of our theatres. We operated an additional four theatres under shared ownership.



     We typically enter into long-term leases that provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount and the payment of property taxes, common area maintenance, insurance and repairs. We, at our option, can renew a substantial portion of our theatre leases at the then fair rental rate for various periods with renewal periods of up to 20 years.


     We own our headquarters building, which has approximately 48,500 square feet, in Columbus, Georgia. Pursuant to the terms of industrial revenue bonds which were issued in connection with the construction of the corporate office, our interest in the building is encumbered by a lien in favor of the Downtown Development Authority of Columbus, Georgia.

                               LEGAL PROCEEDINGS


     From time to time, we are involved in routine litigation and legal proceedings in the ordinary course of our business, such as personal injury claims, employment matters, contractual disputes and claims alleging ADA violations. Currently, we do not have pending any litigation or proceedings that we believe will have a material adverse effect, either individually or in the aggregate, upon us. In addition, we emerged from bankruptcy under chapter 11 on January 31, 2002. The chapter 11 filing and our subsequent reorganization are discussed under "Our Reorganization".

                                   MANAGEMENT


     The following sets forth certain information as of November 11, 2003 regarding our executive officers and directors. For purposes of this section, references to Carmike include Carmike's predecessor, Martin Theatres, Inc.



NAME                                AGE                             TITLE
----                                ---                             -----
Michael W. Patrick................  53    President, Chief Executive Officer and Chairman of the
                                          Board of Directors
Fred W. Van Noy...................  46    Senior Vice President, Chief Operating Officer
Martin A. Durant..................  55    Senior Vice President -- Finance, Treasurer and Chief
                                          Financial Officer
Anthony J. Rhead..................  62    Senior Vice President -- Film and Secretary
H. Madison Shirley................  51    Senior Vice President -- Concessions and Assistant
                                          Secretary
Marilyn B. Grant..................  56    Vice President -- Advertising
Philip A. Smitley.................  44    Assistant Vice President and Controller
Elizabeth C. Fascitelli...........  44    Director
Richard A. Friedman...............  45    Director
Alan J. Hirschfield...............  67    Director
John W. Jordan, II................  54    Director
S. David Passman III..............  51    Director
Carl L. Patrick, Jr. .............  56    Director
Kenneth A. Pontarelli.............  32    Director
Roland C. Smith...................  48    Director
David W. Zalaznick................  48    Director



     MICHAEL W. PATRICK has served as our President since October 1981, director since April 1982, Chief Executive Officer since March 1989 and Chairman of the board of directors since January 2002. Mr. Patrick joined us in 1970 and served in a number of operational and film booking and buying capacities prior to becoming President. Mr. Patrick serves as a director of the Will Rogers Institute, and he is a member of the Board of Trustees of Columbus State University Foundation, Inc.



     FRED W. VAN NOY joined us in 1975. He served as a District Manager from 1984 to 1985 and as Western Division Manager from 1985 to 1988, when he became Vice President -- General Manager. In December 1997, he was elected to the position of Senior Vice President -- Operations. In November 2000, he became Senior Vice President -- Chief Operating Officer.



     MARTIN A. DURANT joined us in July 1999 as Senior Vice
President -- Finance, Treasurer and Chief Financial Officer. Prior to joining us, Mr. Durant was Senior Vice President -- Corporate Services for AFLAC Incorporated, a Columbus, Georgia based international holding company, for a period of ten years. Prior to his position with AFLAC he was President of a venture capital firm located in Florida. Mr. Durant began his career with KPMG Peat Marwick and is a Certified Public Accountant.



     ANTHONY J. RHEAD joined us in June 1981 as manager of the booking office in Charlotte, North Carolina. In July 1983, Mr. Rhead became Vice President -- Film and in December 1997 was elected Senior Vice President -- Film. Prior to joining us, he worked as a film booker for Plitt Theatres, Inc. from 1973 to 1981.

     H. MADISON SHIRLEY joined us in 1976 as a theatre manager. He served as a District Manager from 1983 to 1987 and as Director of Concessions from 1987 until 1990. He became Vice President -- Concessions in 1990 and Senior Vice President -- Concessions and Assistant Secretary in December 1997.



     MARILYN B. GRANT joined us in 1975 as a bookkeeper. She served as Advertising Coordinator from 1984 to 1985 and became the Director of Advertising in 1985. In August 1990, she was elected to her present position as Vice President -- Advertising.



     PHILIP A. SMITLEY joined us in April 1997 as Controller. In January 1998, he was elected to his present position of Assistant Vice President and Controller. In March 1999, he assumed the duties of interim Chief Financial Officer pending the appointment of Martin A. Durant in July 1999. Prior to joining us, Mr. Smitley was Divisional Controller -- Transportation of Burnham Service Corporation, a trucking company. On March 26, 2002, Mr. Smitley filed a personal voluntary petition for relief under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Alabama. This petition was discharged on August 2, 2002.



     ELIZABETH C. FASCITELLI has been a director since December 1998. She serves as an alternate member of the executive committee. Ms. Fascitelli is a managing director in the Principal Investment Area of Goldman, Sachs & Co. She joined Goldman, Sachs & Co. in 1984 and became a managing director in 1997.



     RICHARD A. FRIEDMAN has been a director since December 1998 and currently serves as a member of the board of directors' executive committee. Mr. Friedman is head of the Principal Investment Area of Goldman, Sachs & Co., which manages the GS Limited Partnerships on behalf of Goldman Sachs and GS Group. He joined Goldman, Sachs & Co. in 1981, became a partner in 1990 and was made a managing director in 1996. Mr. Friedman serves on the boards of directors of Polo Ralph Lauren Corporation and Yankee Entertainment and Sports Network (YES).



     ALAN J. HIRSCHFIELD has been a director since April 2002 and currently serves as the Chairman of the board of directors' audit committee and compensation committee. Mr. Hirschfield is a private investor and consultant. From 1992 to 2000, he was Co-Chief Executive Officer of Data Broadcasting Corporation, which merged with Financial Times/Pearsons, Inc., and, from 1990 to 1992, he was Managing Director of Wertheim Schroder & Co., Inc., investment bankers, and Co-Chief Executive Officer of Financial News Network. During 1986 to 1990, Mr. Hirschfield served as a consultant/investor in the entertainment/media industry. From 1982 to 1986, he was the Chairman and Chief Executive Officer of Twentieth Century Fox Film Corporation. Mr. Hirschfield was President and Chief Executive Officer of Columbia Pictures, Inc. from 1973 to 1978. He currently serves on the Boards of Directors of Cantel Medical Corp. (for which he is Vice-Chairman), Wiltel Corporation, Interactive Data Corporation (formerly Data Broadcasting Corporation) and J Net Enterprises, Inc.



     JOHN W. JORDAN, II has been a director since April 1982. Mr. Jordan serves as an alternate member of the executive committee. He is a co-founder and managing partner of The Jordan Company, which was founded in 1982. Mr. Jordan is a managing partner of Jordan/Zalaznick Capital Company and Chairman of the Board and Chief Executive Officer of Jordan Industries, Inc. From 1973 until 1982, he was a vice president of Carl Marks & Company, a New York investment banking company. Mr. Jordan is a director of Apparel Ventures, Inc., Ameriking, Inc., Jackson Products, Inc., Kinetek, Inc., GEAR For Sports, Inc. and Safety Insurance Group, Inc., as well as most of the companies in which The Jordan Company holds investments.

     S. DAVID PASSMAN III has been a director since June 2003 and currently serves as a member of the board of directors' audit committee. Mr. Passman served as the President of the Harland Printed Products and Harland Checks divisions of John H. Harland Co. from 1999 to 2003 and as Chief Financial Officer from 1996 to 1999. From 1981 to 1996, Mr. Passman was a partner in the tax division of Deloitte & Touche LLP. Mr. Passman served as the Managing Partner of the Atlanta office of Deloitte & Touche LLP from 1993 to 1996. Mr. Passman is a Certified Public Accountant.



     CARL L. PATRICK, JR. has served as a director since April 1982. He was the Director of Taxes for the Atlanta, Georgia office of Arthur Young & Co. from October 1984 to September 1986, and is currently self-employed. Previously, he was a Certified Public Accountant with Arthur Andersen & Co. from 1976 to October 1984. Carl L. Patrick, Jr. served two terms as Chairman of the Board of Summit Bank Corporation and currently serves as a director of that company. He is Co-Chairman of PGL Entertainment Corp. Carl L. Patrick, Jr. and Michael W. Patrick are brothers.



     KENNETH A. PONTARELLI has been a director since April 2002. He is a vice president in the Principal Investment Area of Goldman, Sachs & Co. He joined Goldman, Sachs & Co. in 1992 and became a vice president in 2000.



     ROLAND C. SMITH has been a director since April 2002 and currently serves as a member of the board of directors' compensation committee. He is Chief Executive Officer of American Golf Corporation and National Golf Properties, and is a member of the Boards of Directors of both companies. He was President and Chief Executive Officer of AMF Bowling Worldwide, Inc. from April 1999 until January 2003. He was elected Chairman of the board of directors of AMF Bowling Worldwide on March 20, 2002. Prior to joining AMF Bowling, he was President and Chief Executive Officer of the Triarc Restaurant Group, a restaurant franchiser which conducts its business through Arby's, Inc., from February 1997 to April 1999. Mr. Smith was President and Chief Executive Officer of AMF Bowling Worldwide, Inc. and its indirect parent AMF Bowling, Inc. when the companies filed voluntary petitions for relief under the bankruptcy code on July 2, 2001 and July 30, 2001, respectively. AMF Bowling Worldwide emerged from bankruptcy on March 8, 2002.



     DAVID W. ZALAZNICK has served as a director since April 1982 and currently serves as a member of the board of directors' executive committee and compensation committee. He is a co-founder and general partner of The Jordan Company, a managing partner of Jordan/Zalaznick Capital Company and a director of Jordan Industries, Inc. From 1978 to 1980, he worked as an investment banker with Merrill Lynch White Weld Capital Markets Group and, from 1980 until the formation of The Jordan Company in 1982, Mr. Zalaznick was a vice president of Carl Marks & Company. Mr. Zalaznick is a director of Apparel Ventures, Inc., Marisa Christina, Inc., Ameriking, Inc., Kinetek, Inc., GEAR For Sports, Inc., Jackson Products, Inc., and Safety Insurance Group, Inc.



     All of the persons who are identified as executive officers were serving as our executive officers or those of our subsidiaries when we filed our voluntary petition for relief under the bankruptcy code.



     Messrs. Friedman, Hirschfield, Jordan, Carl Patrick, Michael Patrick, Pontarelli, Smith and Zalaznick and Ms. Fascitelli have all been elected to the board of directors pursuant to the stockholders' agreement to serve one-year terms.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION


     The following table sets forth certain information concerning the compensation of our Chief Executive Officer and each of our other four most highly compensated executive officers serving as of December 31, 2002 (we refer to these five individuals, collectively, as the named executive officers) for the fiscal years ended December 31, 2002, 2001 and 2000. All options to purchase shares of our stock that were outstanding immediately prior to January 31, 2002 were cancelled on January 31, 2002.



                           SUMMARY COMPENSATION TABLE



                                                                             LONG-TERM
                                                                           COMPENSATION
                                           ANNUAL COMPENSATION                AWARDS
                                    ---------------------------------      ------------
                                                          RESTRICTED        SECURITIES       ALL OTHER
                                     SALARY     BONUS        STOCK          UNDERLYING      COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR    ($)(1)      ($)       AWARDS($)      OPTIONS/SARS(#)      ($)(2)
---------------------------  ----   --------   --------   -----------     ---------------   ------------
Michael W. Patrick.........  2002   $907,784   $425,000   $15,498,600(3)          --             $966
  President, Chief
    Executive                2001    651,727     70,000            --             --              966
  Officer and Director       2000    633,874     30,000            --             --              966
Martin A. Durant...........  2002   $258,900   $100,000            --         50,000(4)          $966
  Senior Vice President --   2001    246,691    152,500            --             --              966
  Finance, Treasurer and     2000    220,417    126,250            --             --              966
  Chief Financial Officer
Fred W. Van Noy............  2002   $155,950   $100,000      $119,570(5)      50,000(4)          $630
  Senior Vice President and  2001    154,775    107,500            --             --              420
  Chief Operating Officer    2000    109,650    103,750            --             --              420
Anthony J. Rhead...........  2002   $123,900   $100,000      $119,570(6)      50,000(4)        $2,772
  Senior Vice President --   2001    121,080     67,500            --             --            2,772
  Film and Secretary         2000    109,627     46,250            --             --            1,806
P. Lamar Fields(7).........  2002   $112,200    $80,000            --             --             $630
  Senior Vice President --   2001    108,613     55,000            --             --              630
  Development                2000     98,375     43,750            --             --              630


---------------

(1) A portion of salary for each named executive officer was deferred for each of 2002, 2001 and 2000. For 2002, the named executive officers deferred the following amounts: Mr. Patrick $79,474; Mr. Durant $33,900; Mr. Van Noy $20,950; Mr. Rhead $13,900; and Mr. Fields $12,200.



(2) "All Other Compensation" consists of amounts paid by us for term life insurance coverage for each named executive officer.



(3) As part of our reorganization all management options to purchase additional stock were cancelled. In connection with the reorganization, we entered into an employment agreement with Mr. Patrick that provided for a new stock award. Pursuant to Mr. Patrick's employment agreement, we have agreed to issue and/or deliver an aggregate of 780,000 shares of our common stock in equal installments on each of the third, fourth, and fifth anniversary dates of January 31, 2002. These shares are reserved for issuance pursuant to the 2002 Stock Plan. The dollar value of these shares as of December 31, 2002 was $15,327,000. We are not obligated to pay dividends on these shares until they are delivered. However, we have agreed to pay Mr. Patrick a bonus in any quarter that we pay a dividend equal to the number of shares remaining to be issued pursuant to the employment agreement multiplied by the quarterly dividend per share for such quarter.

(4) Includes options granted to the named executive officer in 2003 in further recognition of his performance in 2002.



(5) Includes 5,500 restricted shares granted to Mr. Van Noy in 2003 in further recognition of his performance in 2002. In addition to the shares listed above, Mr. Van Noy holds 45,000 shares of restricted stock described under the caption "Long-Term Incentive Plan Table". In the aggregate, Mr. Van Noy held 50,500 shares with a value of $1,097,870 on March 7, 2003, the date of the last grant. The 5,500 shares listed above will vest in full on January 31, 2005. We will pay dividends on these shares to the extent we declare dividends on shares of our common stock. The vesting schedule for the other 45,000 shares held by Mr. Van Noy is described under the caption "Long-Term Incentive Plan Table".



(6) Includes 5,500 restricted shares granted to Mr. Rhead in 2003 in further recognition of his performance in 2002. In addition to the shares listed above, Mr. Rhead holds 34,500 shares of restricted stock described under the caption "Long-Term Incentive Plan Table". In the aggregate, Mr. Rhead held 40,000 shares with a value of $869,600 on March 7, 2003, the date of the last grant. The 5,500 shares listed above will vest in full on January 31, 2005. We will pay dividends on these shares to the extent we declare dividends on shares of our common stock. The vesting schedule for the other 34,500 shares held by Mr. Rhead is described under the caption "Long-Term Incentive Plan Table".



(7) Mr. Fields ceased to be employed by Carmike effective March 31, 2003.



                              OPTION GRANTS TABLE



     None of the named executive officers received option grants during the year ended December 31, 2002.



                       FISCAL YEAR-END OPTION VALUE TABLE



     None of the named executive officers held any stock options as of December 31, 2002.



                         LONG-TERM INCENTIVE PLAN TABLE



     In May 2002, we granted stock awards to Messrs. Durant, Van Noy, Rhead and Fields. These shares are to be earned over a three year period, commencing with the year ended December 31, 2002, with the shares being earned as the executive achieves specific performance goals set for him to be achieved during each of these years. In some instances the executive may earn partial amounts of his stock grant based on graded levels of performance. Shares earned each year will vest and be receivable approximately two years after the calendar year in which they were earned, provided, with certain exceptions, the executive remains our employee. Each of these grants was made pursuant to the 2002 Stock Plan.



                                                 NUMBER OF SHARES, UNITS     PERFORMANCE PERIOD UNTIL
NAME                                               OR OTHER RIGHTS(#)          MATURATION OR PAYOUT
----                                             -----------------------     ------------------------
Michael W. Patrick.............................             N/A                    N/A
Martin A. Durant...............................          40,000(1)                 (2)
Fred W. Van Noy................................          45,000(1)                 (2)
Anthony J. Rhead...............................          45,000(1)(3)              (2)
P. Lamar Fields................................          35,000(1)               (2)(4)


---------------

(1) Includes shares which were earned by the named executive officer for the year ended December 31, 2002.

(2) Mr. Durant's performance measures are based on compliance with various financial covenants. Mr. Van Noy's performance measures are based on total revenue and operational expenses as a percentage of total revenue as of the end of the applicable performance period. Mr. Rhead's performance measures are based on total revenue and film rent as a percentage of box office returns as of the end of the applicable performance period. Mr. Fields' performance measures were based on the level of real estate sales closed during the period. For the year ended December 31, 2002, we issued stock to these named executive officers in the following amounts for meeting performance goals in whole or in part for the 2002 performance period: Mr. Durant 17,500 shares; Mr. Van Noy 21,000 shares; Mr. Rhead 10,500 shares; and Mr. Fields 17,000 shares. The shares earned for the 2002 performance period will vest on January 31, 2005. The remaining shares, other than 10,500 shares that were forfeited by Mr. Rhead, will be issued to the named executive officers in future periods if performance goals are met for such future periods.



(3) Includes 10,500 shares that were forfeited by the named executive officer for the year ended December 31, 2002.



(4) Mr. Fields ceased to be employed by Carmike effective March 31, 2003. On that date, 18,000 shares that had not been earned by Mr. Fields were forfeited.



                 EMPLOYMENT CONTRACT AND SEPARATION AGREEMENTS



     In connection with our reorganization, we entered into an employment agreement with Michael W. Patrick effective January 31, 2002 that modifies and supersedes his former employment agreement with us. The new five-year agreement provides for a base annual salary of $850,000 per year plus, if certain performance targets are achieved, an annual bonus of up to 50% of his base salary for the year in which the targets are achieved. The agreement further provides that, on each of the third, fourth, and fifth anniversary dates of January 31, 2002, we shall issue and/or deliver to Mr. Patrick the number of shares of our common stock that would be equivalent to 260,000 shares of our common stock if such stock had been issued and owned continuously from January 31, 2002 (780,000 total shares). However, no such installment delivery shall be made if either Mr. Patrick's employment is terminated for cause or Mr. Patrick breaches certain covenants relating to non-competition and fiduciary duties set forth in the agreement; all installment deliveries that have not been made or cancelled shall be made immediately upon the occurrence of his death or a change in control. The shares are issuable under the 2002 Stock Plan. We have agreed to pay Mr. Patrick a bonus in any quarter that we pay a dividend equal to the number of shares remaining to be issued pursuant to the employment agreement multiplied by the quarterly dividend per share for such quarter.



     Mr. Patrick's employment agreement further provides that, in the event there is a change in control of the company, the employment agreement will be automatically extended for a period of five years, beginning on the first day of the month during which such change in control occurs. A change in control shall not be deemed to have occurred as a result of the commencement of a case under the Federal Bankruptcy Code or any action taken in accordance with and as provided in any plan of reorganization approved by a bankruptcy court with respect to us. In the event of Mr. Patrick's (1) involuntary termination of employment with us (other than by reason of death, disability or for cause), or
(2) following a change in control or resignation for good reason, Mr. Patrick will be entitled to a lump sum payment equal to his base salary and, if applicable, the target bonus for the year of his employment termination multiplied by the number of full and partial years remaining in his employment term.

     Each of Messrs. Durant, Van Noy and Rhead have entered into separation agreements with us. These agreements provide a range of benefits to an executive if we terminate the executive without cause or if the executive resigns for good reason in anticipation of or during the two year period following a change of control. Upon any such termination or resignation:



     - the executive would receive cash payments equal to two times his base salary in equal monthly installments over a twenty-four month period;



     - each outstanding stock option owned by the executive would vest and become immediately exercisable;



     - any restrictions on any outstanding shares of restricted stock would expire; and



     - the executive would receive for two years the same employee benefits received prior to the termination or resignation.



     If an executive would be subject to a "golden parachute" excise tax as a result of the benefits called for under his separation agreement, he agrees to waive his right to up to $10,000 of such benefits in order to eliminate such tax. However, if such a waiver would fail to eliminate such tax, no waiver shall be required, and we will make payments to the executive sufficient to pay such excise tax and any additional taxes due as a result of such payment.



     Each executive further agrees not to solicit suppliers, vendors or employees and to protect our trade secrets and confidential information for the two year period following his termination or resignation.



     The initial term of these agreements ends in July 2006, but the term automatically extends for one additional year following the second anniversary of the agreements and for one additional year on each subsequent anniversary date unless we advise Messrs. Durant, Van Noy and Rhead before any such anniversary date that there will be no automatic extension on the subsequent anniversary date.


                           COMPENSATION OF DIRECTORS


     During fiscal year 2002, the members of the board of directors who were not our employees each waived the $5,000 annual retainer for serving on the board of directors since we were involved in a reorganization. During 2003, non-employee directors will receive an annual retainer of $30,000, options to purchase 5,000 shares of our common stock, $1,000 per meeting for participating in meetings of the board of directors or its committees and the Chairman of the audit committee will receive an additional $10,000 retainer. Our employees do not receive any additional compensation for serving on the board of directors.



     On May 31, 2002, the board of directors adopted, subject to stockholder approval, the Directors Incentive Plan to be effective as of that date for the purpose of providing incentives to attract, retain and motivate qualified and experienced persons for service as non-employee directors of Carmike. In connection with the adoption of the Directors Incentive Plan, the board of directors authorized option grants to two of our independent directors, Alan J. Hirschfield and Roland C. Smith. Upon stockholder approval of the Directors Incentive Plan on August 14, 2002, Mr. Hirschfield and Mr. Smith each received options to purchase 5,000 shares of common stock at an exercise price of $19.95 per share. In addition, on June 2, 2003, Mr. Passman received options to purchase 5,000 shares of common stock at an exercise price of $21.40 per share.

                             EMPLOYEE BENEFIT PLANS


DEFERRED COMPENSATION PLAN



     We maintain a Deferred Compensation Plan for certain executive officers, including the named executive officers, pursuant to which we pay additional compensation on a pre-tax basis equal to 10% of an employee's taxable compensation. Distributions from the plan are made upon or shortly after normal retirement, disability, death or termination of employment of a participant.


CARMIKE CINEMAS, INC. 1998 CLASS A STOCK OPTION PLAN


     All of the pre-reorganization Class A Common Stock available for issuance and all of the outstanding stock options granted under the 1998 Stock Option Plan were cancelled on January 31, 2002.



CARMIKE CINEMAS, INC. 2002 STOCK PLAN



     As part of our reorganization, the board of directors adopted, and the stockholders approved, the 2002 Stock Plan effective January 31, 2002 and reserved 1,000,000 shares of common stock for issuance under the 2002 Stock Plan. The 2002 Stock Plan is intended to provide incentives which will attract, retain and motivate highly competent persons as officers and key employees of, and consultants to, us and our subsidiaries and affiliates, by providing them opportunities to acquire shares of our common stock or to receive monetary payments based on the value of such shares.



     The compensation committee administers the 2002 Stock Plan and designates the participants, who are individuals that the compensation committee determines to be significantly responsible for our success and future growth and profitability. The compensation committee also determines the amount, type, conditions for vesting or exercisability, and other terms and conditions of participant awards. Awards may be made in the form of stock options, stock grants, stock appreciation rights, stock units, performance-based awards or any combination thereof.



     Our board of directors has approved the grant of 780,000 shares under the 2002 Stock Plan to Michael W. Patrick. These shares will be delivered over a three year period beginning in 2005. In May 2002, the stock option committee (which administered the 2002 Stock Plan prior to August 2002) approved grants of the remaining 220,000 shares to a group of seven other members of our senior management (198,750 of which may still be earned and/or vested). These shares are to be earned over a three year period, commencing with the year ended December 31, 2002, with the shares being earned as the executive achieves specific performance goals set for the executive to be achieved during each of these years. In some instances the executive may earn partial amounts of his or her stock grant based on graded levels of performance. Shares earned each year will vest and be receivable approximately two years after the calendar year in which they were earned, provided, with certain exceptions, the executive remains an employee of Carmike. As of September 30, 2003, the grants made to the named executive officers are disclosed under the caption "Executive
Compensation -- Long Term Incentive Plan Table".



CARMIKE CINEMAS, INC. EMPLOYEE AND CONSULTANT LONG-TERM STOCK INCENTIVE PLAN



     The board of directors adopted, and the stockholders approved, the Carmike Cinemas, Inc. Employee and Consultant Long-Term Stock Incentive Plan, which we refer to as the Employee Incentive Plan, effective August 15, 2002, and reserved 500,000 shares of common stock for issuance under the Employee Incentive Plan. The Employee Incentive Plan is intended to provide incentives, competitive with those of similar companies, which will attract, retain and motivate qualified and experienced persons to serve as our employees and consultants and to further identify such employees' and consultants' interests with those of our stockholders through compensation that is based on our common stock thereby promoting the long-term financial interest of us and our subsidiaries.



     The compensation committee has the authority to control and manage the operation and administration of the Employee Incentive Plan. This committee has the authority and discretion to select the participants in the Employee Incentive Plan and to establish the terms, conditions, performance criteria, restrictions, and other provisions of awards (subject to the restrictions contained in the Employee Incentive Plan) and to cancel or suspend awards. The compensation committee may determine and designate the participants in the Employee Incentive Plan from among our employees and those of our subsidiaries, including members of the board of directors who are employees, independent contractors, consultants, or other persons providing services to us or our subsidiaries. Awards of options, stock appreciation rights, stock units, performance shares and restricted stock may be granted to an individual, in connection with the individual's hiring, retention or otherwise by us or our subsidiaries, prior to the date the individual first performs services to us or our subsidiaries, provided that the awards shall not vest prior to the date the individual first performs such services.



     Subsequent to December 31, 2002, the compensation committee approved the grant of options to purchase 50,000 shares with an exercise price of $21.74 to each of Messrs. Durant, Van Noy and Rhead under the Employee Incentive Plan. Half of these shares vest on December 31, 2005 and the other half vest on December 31, 2006.


          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     The current members of the compensation committee are Messrs. Hirschfield, Smith and Zalaznick. In addition, prior to the formation of the compensation committee on August 14, 2002, a stock option committee performed functions equivalent to those of the compensation committee. Ms. Fascitelli and Mr. Zalaznick served as members of the stock option committee during 2002. None of the members of either committee during 2002 have ever been an officer or employee of Carmike. In addition, none of our executive officers serve as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or on the compensation committee or served on our stock option committee.



     As discussed below under the caption "Certain Relationships and Related Party Transactions", during 2002, Mr. Zalaznick and Ms. Fascitelli were affiliated with entities that entered into transactions with us.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


     We have an aircraft lease agreement dated July 1, 1983, with C. Patrick LLC of which C.L. Patrick is the owner. The lease was renewed and extended on June 17, 1998 for a period of six years. Mr. Patrick was a director of the company until April 19, 2002, and is the father of Michael W. Patrick and Carl L. Patrick, Jr. Pursuant to the aircraft lease agreement, as amended, we paid $190,522 in the year ended December 31, 2002. We believe that this transaction is on terms no less favorable to us than terms available from unaffiliated parties in arm's-length transactions.



     Richard A. Friedman is head of the Principal Investment Area of Goldman Sachs, which manages the GS Limited Partnerships on behalf of Goldman Sachs and GS Group. Elizabeth C. Fascitelli is a managing director of Goldman Sachs and Kenneth A. Pontarelli is a vice president of Goldman Sachs. Goldman Sachs and its subsidiaries have provided investment banking and related financial services to us in the past, are serving as underwriters in this offering and are expected to provide similar services in the future. Ms. Fascitelli and Mr. Friedman initially were elected as directors pursuant to a Stock Purchase Agreement dated November 22, 1998 relating to the sale of the Series A Preferred Stock, pursuant to which certain affiliates of Goldman Sachs purchased an aggregate of 550,000 shares of the Series A Preferred Stock for an aggregate purchase price of $55.0 million. Upon our reorganization on January 31, 2002, the holders of the Series A Preferred Stock received 4,120,000 shares of our reorganized common stock.



     On February 3, 1999, we sold $200.0 million in principal amount of the 9 3/8% Senior Subordinated Notes, of which a portion was underwritten by Goldman Sachs. In addition, on February 25, 1999, we entered into a $75.0 million Term Loan B for which Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs, was a lead arranger and syndication agent. On January 31, 2002, the holders of claims related to the $75.0 million Term Loan B for which Goldman Sachs' affiliate served as a lead arranger and syndication agent, received cash and new bank debt pursuant to a new term loan credit agreement, for which Goldman Sachs did not serve as lead arranger or syndication agent.



     In a series of transactions beginning in early 2002, Goldman Sachs Credit Partners L.P. acquired approximately $33.8 million of indebtedness outstanding under our new term loan credit agreement, which we entered into on January 31, 2002 as part of the refinancing of our bank debt under the plan of reorganization. Approximately $25 million of this amount was subject to a financing transaction with an unaffiliated third party. As part of the financing transaction, Goldman Sachs Credit Partners L.P. was effectively required to pass through to the third party any payments it received on the term loan less an interest charge. This financing transaction was subsequently unwound. As of November 11, 2003, Goldman Sachs Credit Partners L.P. held approximately $5.6 million of indebtedness outstanding under our term loan credit agreement.



     Further, certain holders of $45.7 million in aggregate principal amount of the 9 3/8% Senior Subordinated Notes received in the aggregate approximately 30% of our reorganized common stock provided for issuance in the plan of reorganization. Each holder that exchanged such notes for shares of reorganized common stock received 886,667 shares of reorganized common stock. These holders include: (1) TJT(B) (Bermuda) Investment Company Ltd., a Bermuda company wholly owned by TJT(B), of which our director John W. Jordan, II is the sole trustee,
(2) our director David W. Zalaznick and his wife Barbara Zalaznick, as joint tenants, and (3) Leucadia National Corporation, of which our former director, Ian M. Cumming, is also a director and Chairman.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and the material provisions of our certificate of incorporation and our bylaws is only a summary. You should refer to the complete terms of our capital stock contained in our amended and restated certificate of incorporation and our amended and restated bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

                                    GENERAL

     At the time of the offering, our authorized capital stock will consist of:

     - 20,000,000 shares of common stock, par value $0.03 per share and

     - 1,000,000 shares of preferred stock, par value $1.00 per share.


     Of the authorized shares of common stock, we are offering 3,000,000 shares. Upon completion of the offering 12,088,512 shares of common stock will be issued and outstanding and no shares of the preferred stock will be issued and outstanding. The material terms and provisions of our certificate of incorporation affecting the relative rights of the common stock are described below. We are not authorized to issue any non-voting stock.


                                  COMMON STOCK

     Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote. Subject to preferences that may be applicable to any outstanding preferred stock and rights that may be applicable to any preferred stockholders if we issue preferred stock in the future, the holders of our common stock are entitled to receive dividends and other distributions in cash, stock or property when, as and if declared by the board of directors out of funds legally available for that purpose. Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock and rights that may be applicable to the holders thereof, the holders of common stock are entitled to a pro rata share in any distribution to our stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

                                PREFERRED STOCK

     Following completion of this offering, no shares of preferred stock will be outstanding. However, our certificate of incorporation authorizes our board of directors to issue up to 1,000,000 shares of preferred stock in one or more series without stockholder approval. Our board of directors is authorized, without further stockholder approval, to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including the number of shares constituting any series and the distinctive designation of that series, whether the series shall have dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, whether the series shall have a sinking fund for the redemption or repurchase of the shares of that series. Our issuance of preferred stock in the future could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. We currently have no plans to issue any shares of preferred stock.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation and bylaws provide a right to indemnification to the fullest extent permitted by law to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Carmike), by reason of the fact that he or she is or was a director, officer, employee or agent of ours or is or was a director or officer of ours serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and that such person will be indemnified and held harmless by us to the fullest extent authorized by, and subject to the conditions and procedures set forth in the Delaware General Corporation Law, against all expenses, liabilities and losses (including attorneys' fees) reasonably incurred or suffered by such person in connection with such action, suit or proceeding. Our bylaws also provide for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by law. Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.


     LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation provides that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:


     - any breach of the director's duty of loyalty to us or our stockholders;



     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;



     - the payment of unlawful dividends and certain other actions prohibited by the Delaware General Corporation Law; and



     - any transaction from which the director derived any improper personal benefit.


     The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the director's fiduciary duty of care, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care.

          ADDITIONAL CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

GENERAL

     Our certificate of incorporation and bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the Delaware General Corporation Law, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. These provisions could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.

BOARD OF DIRECTORS


     Our bylaws provide that the stockholders or board of directors may fix the number of directors who shall constitute the full board of directors, but the full board of directors shall consist of not less than six and no more than twelve directors.

FILLING OF BOARD VACANCIES; REMOVAL


     Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office provided that a quorum is present. Each director will hold office until his or her successor is elected and qualified, or until the director's earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Any director may be removed, with or without cause, by the vote of the holders of at least a majority of the shares of capital stock then entitled to vote at an election of directors.


STOCKHOLDER ACTION BY WRITTEN CONSENT

     Pursuant to the Delaware General Corporation Law and our bylaws, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the actions so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented in writing.

CALL OF SPECIAL MEETINGS

     Our bylaws provide that special meetings of the stockholders may be called by either the Chairman, if there is one, the President, or the Secretary, and shall be called by any such officer at the request in writing of a majority of our board of directors or at the request in writing of stockholders owning at least 66 2/3% of our capital stock then issued and outstanding and entitled to vote.

DELAWARE "BUSINESS COMBINATION" STATUTE


     We are subject to the provisions of section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a "business combination" with (i) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an "interested stockholder"); (ii) an affiliate of an interested stockholder; or (iii) an associate of an interested stockholder, for three years following the date that the stockholder became an "interested stockholder". A "business combination" includes a merger or sale of more than 10% of our assets. However, the above provisions of section 203 do not apply if (i) our board approves the transaction that made the stockholder an "interested stockholder", prior to the date of that transaction; (ii) after the completion of the transaction that resulted in the stockholder becoming an "interested stockholder", that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or (iii) on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the "interested stockholder". This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.


AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Except where our board of directors is permitted by law or by our certificate of incorporation to act without any action by our stockholders, subject to any voting rights granted to our preferred stock, provisions of our certificate of incorporation may not be adopted, repealed, altered or amended, in whole or in part, without the approval of at least 66 2/3% of the combined voting power of then outstanding shares of our capital stock entitled to vote, voting as a single class. Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws.

                STOCKHOLDERS' AND REGISTRATION RIGHTS AGREEMENTS

STOCKHOLDERS' AGREEMENT


     We have entered into a stockholders' agreement, dated as of January 31, 2002, with the following persons: Michael W. Patrick; GS Capital Partners III, L.P.; GS Capital Partners III Offshore, L.P.; Goldman, Sachs & Co. Verwaltungs GmbH; Bridge Street Fund 1998, L.P.; Stone Street Fund 1998, L.P.; The Jordan Trust; TJT(B); TJT(B) (Bermuda) Investment Company LTD.; David W. Zalaznick and Barbara Zalaznick, as joint tenants; Leucadia Investors, Inc. and Leucadia National Corporation (collectively, the "Signing Stockholders"). Based on all shares of our common stock outstanding as of September 30, 2003, the Signing Stockholders own approximately 82% of the 9,088,512 shares of common stock issued and outstanding. After the offering, the Signing Stockholders will own 49.7% of the 12,088,512 shares of common stock issued and outstanding.



     Amendment No. 1 to our amended and restated bylaws, which became effective on May 9, 2003, provides that the board of directors may consist of up to twelve individuals as determined by the board of directors or the stockholders. We currently have ten directors. Pursuant to the stockholders' agreement, the Signing Stockholders agreed to vote their shares of our capital stock, during the term of the agreement (as described below), in a manner necessary to elect and maintain in office the following individuals to our board of directors: (a) our Chief Executive Officer; (b) Carl Patrick, Jr., subject to certain conditions; (c) three members designated by Jordan/Zalaznick Advisers, Inc., provided that at least one of such designees is an Independent Director (as defined below); (d) four members designated by GS Capital Partners III, L.P., provided that at least one of such designees is an Independent Director; and (e) an individual designated by the CEO and approved by a majority of the members of our board of directors who, if elected, will qualify as an Independent Director. In the stockholders' agreement, an "Independent Director" means a person that
(x) holds less than 5% of our capital stock, (y) is not an Affiliate (as defined therein) of a person who holds 5% or more of our capital stock and (z) is not one of our officers or employees. The term of the stockholders' agreement expires on February 29, 2004 unless earlier terminated by a written agreement executed by the Signing Stockholders (and/or their permitted transferees that have agreed to be bound by the terms of the stockholders' agreement) holding at least 66.67% of the shares of our capital stock then owned by all of the Signing Stockholders (and any permitted transferees).



     The number of board designees that Jordan/Zalaznick Advisers, Inc. is entitled to designate as described in (c) above will decrease by one, and one board designee of Jordan/Zalaznick Advisers, Inc. will be removed, upon each transfer or transfers by Jordan/Zalaznick Advisers, Inc. or any of its affiliates that results in Jordan/Zalaznick Advisers, Inc. and any of its affiliates transferring an aggregate of 33.33% of the shares of our capital stock it held as of January 31, 2002 since the last such 33.33% transfer, if any. Upon the removal of the Independent Director designated by Jordan/Zalaznick Advisers, Inc. as a result of the occurrence of the circumstances described in the preceding sentence, there will no longer be a requirement that one of the Jordan/Zalaznick Advisers, Inc. board designees be an Independent Director. If, at any time during the term of the stockholders' agreement, Jordan/Zalaznick Advisers, Inc. and its affiliates cease to hold at least 2% of our capital stock then issued and outstanding, Jordan/Zalaznick Advisers, Inc. will no longer have the right to designate any members to our board of directors.



     The number of board designees that GS Capital Partners III, L.P. is entitled to designate as described in (d) above will decrease by one, and one board designee of GS Capital Partners III,

L.P. will be removed, upon each transfer or transfers by GS Capital Partners III, L.P. or any of its affiliates that results in GS Capital Partners III, L.P. and any of its affiliates transferring an aggregate of 25% of the shares of our capital stock it held as of January 31, 2002 since the last such 25% transfer, if any. Upon the first occurrence of the circumstances described in the preceding sentence, the GS Capital Partners III, L.P. board designee to be removed will be the Independent Director, and thereafter there will no longer be a requirement that one of the GS Capital Partners III, L.P. board designees be an Independent Director. If, at any time during the term of the stockholders' agreement, GS Capital Partners III, L.P. and its affiliates cease to hold at least 2% of our capital stock then issued and outstanding, GS Capital Partners III, L.P. will no longer have the right to designate any members to our board of directors.



     Upon the removal of directors as described in the preceding paragraphs, the remaining members of our board of directors will by a majority vote either reduce the number of directors up to the number of removed directors or elect new directors, who must be Independent Directors, to fill the vacancies; provided that if an Independent Director is required to be removed, the board must elect a new Independent Director to fill the vacancy.



     Pursuant to the stockholders' agreement, Jordan/Zalaznick Advisers, Inc., which is 50% owned by each of John W. Jordan, II and David W. Zalaznick, has named John W. Jordan, II and David W. Zalaznick as its designees to our board of directors. Pursuant to the stockholders' agreement Jordan/Zalaznick Advisers, Inc. currently has the right to appoint an Independent Director.



     GS Capital Partners III, L.P. has designated Elizabeth C. Fascitelli, Richard A. Friedman, Kenneth A. Pontarelli and Alan J. Hirschfield to be members of our board of directors.



     Michael W. Patrick designated Roland C. Smith to serve on the board of directors, and his designation was subsequently approved by the board of directors in accordance with the stockholders' agreement.



     In addition, the Signing Stockholders agreed that, until February 29, 2004, they will not, directly or indirectly, sell, offer to sell, or contract to sell, grant any option to purchase or otherwise transfer or dispose of any interest in our capital stock other than (a) pursuant to an Extraordinary Transaction (as defined therein) such as the sale of all or substantially all of our assets or a sale, merger, consolidation or other transaction as a result of which the holders of our voting stock immediately prior to such transaction would hold less than 50% of the outstanding voting rights of the successor entity; (b) to a parent company of the Signing Stockholder; (c) to a wholly owned subsidiary of the Signing Stockholder or a wholly owned subsidiary of the parent company of the Signing Stockholder; or (d) in the case of an individual Signing Stockholder, to a family member; provided, that with respect to each of the foregoing (b), (c) and (d), the transferee agrees to become bound by the terms and conditions of the stockholders' agreement.



     Notwithstanding this transfer restriction, we have waived the lock-up provisions applicable to the Signing Stockholders pursuant to the stockholders' agreement permitting the selling stockholders to participate in this offering. See "Shares Eligible for Future Sale -- Lock-Up Agreements". All of the other shares held by the Signing Stockholders will remain subject to the transfer restriction after the offering.


     The stockholders' agreement will expire on February 29, 2004, but some or all of the Signing Stockholders may renew the agreement or enter into a similar formal or informal arrangement.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to a registration rights agreement dated as of January 31, 2002 among the Signing Stockholders and us, subject to certain exceptions, holders of restricted shares of common stock (the "Registrable Securities") who are signatories to the registration rights agreement

("Holders") have the right to require us to register under the Securities Act all or a part of the Registrable Securities held by such requesting Holders, provided that the number of shares sought to be included in the registration equals or exceeds, in the aggregate, 10% or more of the shares of common stock then issued and outstanding (calculated on a fully diluted basis). Holders are entitled to an unlimited number of these demand registrations provided that the 10% requirement described in the foregoing sentence can be satisfied. In addition, subject to certain exceptions, Holders have the right to demand (an unlimited number of times) inclusion of Registrable Securities that such Holders beneficially own in our registrations of securities either for its own account or the account of a selling security holder. Registration of shares of common stock upon the exercise of such "demand" or "piggyback" registration rights would result in the covered shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement, which could reduce the trading price of our common stock. The parties to the stockholders' agreement and the registration rights agreement have entered into a letter agreement permitting the selling stockholders to participate in this offering.


                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar with respect to the common stock is Registrar and Transfer Company.

                                    LISTING

     Our common stock trades on the Nasdaq National Market under the symbol "CKEC". We will apply for the additional listing of the shares issuable in this offering on the Nasdaq National Market.

                          DESCRIPTION OF INDEBTEDNESS

TERM LOAN CREDIT AGREEMENT


     The term loan credit agreement provides for borrowings of up to $254.5 million, of which $182.3 million were outstanding at September 30, 2003. The interest rate for borrowings under the term loan credit agreement is the greater of (1) at our option, a specified base rate plus 3.5% or an adjusted LIBOR plus 4.5%, and (2) 7.75%. The final maturity date of the loans under the term loan credit agreement is January 31, 2007. The principal payment dates are June 30 and December 31 of each year, beginning June 30, 2002 and ending June 30, 2006.


     The term loan credit agreement contains covenants which, among other things, restrict our ability to:


     - pay dividends or make any other restricted payments;



     - create liens on our assets;



     - make certain investments; and



     - consolidate, merge or otherwise transfer all or any substantial part of our assets.



     Our term loan credit agreement also contains covenants that limit our ability to incur additional debt and limit our ability to make capital expenditures. Our term loan credit agreement generally prohibits us from incurring additional indebtedness or materially amending the terms of any agreement relating to existing indebtedness in excess of $3 million without lender approval. In addition, under our term loan credit agreement, our capital expenditures may not exceed $22.3 million in 2003 ($2.3 million of which was carried over from 2002) and $25 million in each of 2004, 2005 and 2006; provided that, unused capital expenditures for a given year will be applied to increase the capital expenditure limit for the following year. The term loan credit agreement also contains financial covenants that require us to maintain specified ratios of funded debt to Adjusted EBITDA (7 to 1), Adjusted EBITDA to interest expense on funded debt (1.55 to 1) and Adjusted EBITDAR to fixed charges (1 to 1). The term loan credit agreement defines the terms used in these covenants. See "Selected Financial Data" for a discussion of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to net cash provided by operating activities.


     Our failure to comply with any of the required financial ratios for two consecutive fiscal quarters or our failure to comply with the limitation on capital expenditures are events of default under the term loan credit agreement, in which case, if requested by lenders holding at least 51% of the aggregate principal amount outstanding under the agreement, the administrative agent shall declare the notes (together with any accrued interest) and all other amounts payable due. Other events of default under the term loan credit agreement include:

     - our failure to pay principal or interest on the loans when due and payable, or our failure to pay certain expenses;

     - the occurrence of a change of control, as defined in the agreement; or

     - the guaranty by our subsidiaries ceases to be in full force and effect.


     The lenders under the term loan credit agreement have (1) a second priority, perfected lien on owned real property and, to the extent landlord approval was obtained or not required, leased real property of us and our subsidiaries; (2) a second priority, perfected security interest in the equity interests of our subsidiaries or 50% owned entities; and (3) a second priority, security interest in substantially all personal property and specified small receivables owned by us and our subsidiaries. All of the security interests and liens that secure the new bank debt under the term loan credit agreement are junior and subordinate to the liens and security interests of the collateral agent under the revolving credit agreement. Our subsidiaries have guaranteed our obligations under the term loan credit agreement.


REVOLVING CREDIT AGREEMENT


     The revolving credit agreement provides for borrowings of up to $50.0 million. As of September 30, 2003, we had no amounts outstanding under this facility. The interest rate for borrowings under the revolving credit agreement is set from time to time at our option (subject to certain conditions set forth in the revolving credit agreement) at either: (1) a specified base rate plus 1.75% per annum or (2) an adjusted LIBOR plus 3.25% per annum, based on the aggregate Revolving Credit Advances (as defined in the revolving credit agreement) outstanding from time to time.



     The revolving credit agreement contains covenants which, among other things, restrict our ability to:



     - amend the terms of our supply contracts with Showtime Concession and The Coca-Cola Company;



     - amend Mr. Patrick's employment agreement;



     - pay dividends or make any other restricted payments;



     - create liens on our assets;



     - make certain investments;



     - consolidate, merge or otherwise transfer all or any substantial part of our assets;



     - enter into transactions with our affiliates;



     - engage in any sale-leaseback, synthetic lease or similar transaction involving any of our assets; and

     - enter into any operating lease for real estate that would result in an increase in excess of 10% of our aggregate liabilities and those of our subsidiaries under all existing leases, subject to certain exceptions.



     Our revolving credit agreement generally prohibits us from incurring any additional indebtedness or materially amending the terms of any agreement relating to existing indebtedness without lender approval. In addition, under our revolving credit agreement, our capital expenditures may not exceed $22.3 million in 2003 ($2.3 million of which was carried over from 2002) and $25 million in each of 2004, 2005 and 2006; provided that, unused capital expenditures for a given year will be applied to increase the capital expenditure limit for the following year. The revolving credit agreement also contains financial covenants that require us to maintain specified ratios of funded debt to Adjusted EBITDA (7 to 1), Adjusted EBITDA to interest expense (1.55 to 1) and revolving credit advances to Adjusted EBITDA (1 to 1). The terms governing each of these ratios are defined in the revolving credit agreement. See "Selected Financial Data" for a discussion of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to net cash provided by operating activities.


     Our failure to comply with any of these financial ratios or the limitation on capital expenditures is an event of default under the revolving credit agreement, in which case, the agent may, and if requested by the lenders holding at least 66 2/3% of the commitments shall, terminate the revolving credit agreement with respect to additional advances and may declare all or any portion of the obligations due and payable. Other events of default under the revolving credit agreement include:

     - our failure to pay principal or interest on the loans when due and payable, or our failure to pay certain expenses;

     - the occurrence of a change of control, as defined in the agreement;


     - a breach or default by us or our subsidiaries under, or the termination of, the indenture relating to our 10 3/8 senior subordinated notes;


     - an event of default under the term loan credit agreement; or


     - a default or breach by us of our supply contracts with Showtime Concession or The Coca-Cola Company.


     Borrowings under the revolving credit agreement are secured by first priority security interests in substantially all of our tangible or intangible property (but does not include certain equipment or real estate constituting premises subject to the master leasing agreement with MoviePlex). Our subsidiaries have guaranteed our obligations under the revolving credit agreement.

10 3/8% SENIOR SUBORDINATED NOTES


     Our 10 3/8% senior subordinated notes were issued pursuant to an indenture, dated as of January 31, 2002, among our subsidiary guarantors named therein, Wilmington Trust Company, as trustee, and us.


     The indenture contains covenants which, among other things, restrict our ability to:


     - pay dividends or make any other restricted payments;



     - consolidate, merge or otherwise transfer all or substantially all of our assets;



     - incur additional indebtedness;



     - issue certain types of stock; and



     - enter into transactions with affiliates.

     In addition, under the terms of the indenture, we are prohibited from incurring any subordinated debt that is senior in any respect in right of payment to the 10 3/8% senior subordinated notes.

     Upon a change of control, as defined in the indenture, subject to certain exceptions, we are required to offer to repurchase from each holder all or any part of each holder's 10 3/8% senior subordinated notes at a purchase price of 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase.

     The indenture contains customary events of default for agreements of this type, including payment defaults, covenant defaults and bankruptcy defaults. If any event of default under the indenture occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of the then outstanding 10 3/8% senior subordinated notes may declare all the 10 3/8% senior subordinated notes to be due and payable immediately.


     Our subsidiaries have issued guarantees of the 10 3/8% senior subordinated notes that are junior and subordinated to the subsidiary guarantees of our senior debt on the same basis as the 10 3/8% senior subordinated notes are junior and subordinated to the senior debt (as defined in the indenture and includes the debt described above under our term loan and revolving credit agreements). Interest at 10 3/8% per annum from the issue date to maturity is payable on the 10 3/8% senior subordinated notes each February 1 and August 1. The 10 3/8% senior subordinated notes are redeemable at our option under certain conditions on or after February 1, 2004.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have 12,088,512 shares of common stock outstanding. All shares of our common stock outstanding after this offering will be freely tradeable without restriction or further registration under the Securities Act unless held by one of our "affiliates", as that term is defined in Rule 144 under the Securities Act. Unless otherwise registered under the Securities Act, sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.


                               LOCK-UP AGREEMENTS


     We and our executive officers, directors and greater than 5% stockholders and the selling stockholders have agreed with the underwriters not to sell or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriters' representatives.



     In addition, the stockholders' agreement provides, unless there is an agreement among the parties otherwise, that the signing stockholders will not sell their shares of common stock until February 29, 2004. For purposes of this offering, we have waived the lock-up provisions applicable to the signing stockholders pursuant to the stockholders' agreement.


                              REGISTRATION RIGHTS

     The stockholders that are parties to the stockholders' agreement have rights to cause us to register under the Securities Act the sale of all or part of the shares of common stock owned by them.

                                    RULE 144

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are subject to certain other requirements regarding the manner of sale, notice and availability of current public information about us.

     Under Rule 144(k), a person who is not, and has not been at any time, one of our affiliates during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


                REGISTRATION OF SHARES UNDER STOCK OPTION PLANS



     We have filed registration statements on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under our stock plans. When issued, these shares will be freely tradeable in the public market, subject to Rule 144 volume limitations applicable to affiliates and, in some cases, the expiration of the lock-up agreements discussed above.

                                  UNDERWRITING


     Carmike Cinemas, Inc., the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.



                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
Bear, Stearns & Co. Inc.....................................
UBS Securities LLC..........................................
Harris Nesbitt Corp.........................................
Jefferies & Company, Inc....................................
                                                                 ---------
     Total .................................................     4,500,000
                                                                 =========


     The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.


     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 675,000 shares from certain selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.



     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Carmike and the selling stockholders pro rata. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 675,000 additional shares.



                    Paid by the Company                       No Exercise    Full Exercise
                    -------------------                       -----------    -------------
Per Share...................................................
Total.......................................................


              Paid by the Selling Stockholders                No Exercise    Full Exercise
              --------------------------------                -----------    -------------
Per Share...................................................
Total.......................................................


     Shares sold by the underwriters to the public will be offered initially at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up
to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $     per share from the public
offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.



     Carmike, its executive officers, directors and greater than 5% stockholders, and the selling stockholders have agreed with the underwriters not to dispose of or hedge any shares of Carmike's common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.


     The common stock is quoted on the Nasdaq National Market under the symbol "CKEC".

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.


     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act of 2000, or the FSMA, received by it in connection with the issue or sale of any shares in circumstances in which section 21(I) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

     Because Goldman, Sachs & Co. is a member of the New York Stock Exchange and because of its relationship with Carmike, it will not be permitted under the rules of the New York Stock Exchange to make markets or recommendations regarding the purchase or sale of the common stock after the offering. This may adversely affect the market for the common stock.


     Goldman, Sachs & Co. and its affiliates have the ability to designate up to four directors on our board of directors, one of which must be an independent director, pursuant to the stockholders' agreement described under "Description of Capital Stock -- Stockholders' Agreement". Elizabeth C. Fascitelli, Richard
A. Friedman, Kenneth Pontarelli and Alan J. Hirschfield are currently the Goldman Sachs designees serving on our board of directors.

     As of September 30, 2003, entities affiliated with Goldman, Sachs & Co. beneficially owned 46.2% of our common stock. Goldman, Sachs & Co. is, therefore, deemed to have a "conflict of interest" within the meaning of Rule 2720 of the NASD. That rule requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as
defined by the NASD.             has served in that capacity and performed due
diligence investigations and reviewed and participated in the preparation of the
registration statement of which this prospectus forms a part.             will
receive $       from us as compensation for such role.



     We and the selling stockholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will
be approximately $     million.



     We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


                           VALIDITY OF THE SECURITIES


     The validity of the shares of common stock offered in this prospectus will be passed upon for us by King & Spalding LLP, and for the underwriters by Sullivan & Cromwell LLP, Washington, D.C.


                                    EXPERTS


     The consolidated financial statements and schedule of Carmike Cinemas, Inc. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.



     Ernst & Young LLP audited our consolidated financial statements for the year ended December 31, 2002. On April 7, 2003 we determined not to renew the engagement of Ernst & Young LLP, and appointed PricewaterhouseCoopers LLP as our new independent accountants, effective immediately. This determination followed our decision to seek proposals from independent accountants to audit our financial statements for the fiscal year ending December 31, 2003. The decision not to renew the engagement of Ernst & Young LLP and to retain PricewaterhouseCoopers LLP was approved by our audit committee. Ernst & Young LLP was dismissed effective as of April 7, 2003.



     During our two most recent fiscal years ended December 31, 2002 and the subsequent interim period through April 7, 2003, there were no disagreements between us and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to Ernst & Young LLP's satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their reports.



     None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within our two most recent fiscal years or the subsequent interim period through April 7, 2003.



     The audit reports of Ernst & Young LLP on our consolidated financial statements as of and for the fiscal years ended December 31, 2002 and 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

     During our two most recent fiscal years ended December 31, 2002, and the subsequent interim period through April 7, 2003, we did not consult with PricewaterhouseCoopers LLP regarding any of the matters or events set forth in
Item 304(a)(2)(i) and (ii) of Regulation S-K.


                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC covering the shares of common stock we are offering. This prospectus does not contain all of the information in that registration statement. For further information about us and the shares of common stock offered by this prospectus, you should review the registration statement. You can obtain the registration statement from the SEC at the public reference facilities and Internet site we refer to below.

     We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any materials we file with the SEC, including the registration statement that includes this prospectus, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You also can obtain reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC from the SEC's internet site. The address of that site is http://www.sec.gov.

                           TRADEMARKS AND TRADENAMES


     We own or have rights to trademarks or trade names that are used in conjunction with the operations of our theatres. We own Carmike Cinemas(R) and Hollywood Connection(R) trademarks. In addition, our logo is our trademark. Coca-Cola(R) is a registered trademark used in this prospectus and is owned by and belongs to The Coca-Cola Company.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Audited Consolidated Financial Statements as of December 31,
  2001 and 2002 and for each of the three years in the
  period ended December 31, 2002
  Report of Independent Auditors............................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Cash Flows.....................   F-5
  Consolidated Statements of Shareholders' Equity...........   F-6
  Notes to Consolidated Financial Statements................   F-7
  Schedule II -- Valuation and Qualifying Accounts..........  F-29
Unaudited Consolidated Financial Statements as of September
  30, 2003 and for each of the nine month periods ended
  September 30, 2002 and 2003
  Consolidated Balance Sheets...............................  F-30
  Consolidated Statements of Operations.....................  F-31
  Consolidated Statements of Cash Flows.....................  F-32
  Notes to Consolidated Financial Statements................  F-33

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders

Carmike Cinemas, Inc.


We have audited the accompanying consolidated balance sheets of Carmike Cinemas, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule included herein. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carmike Cinemas, Inc. and subsidiaries at December 31, 2002 and 2001 and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



As discussed in Note 4 to the consolidated financial statements, in 2002 the Company ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.


                                          /s/ Ernst & Young LLP
Atlanta, Georgia

March 3, 2003

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)


                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2002         2001
                                                              ---------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $53,491      $94,187
  Accounts receivable.......................................      1,206          624
  Notes receivable (net of reserves of $327 and $0 as of
    December 31, 2002 and 2001, respectively)...............        368           68
  Inventories...............................................      3,171        3,072
  Recoverable construction allowances.......................      8,742        8,175
  Prepaid expenses..........................................      9,367        5,447
                                                              ---------    ---------
Total current assets........................................     76,345      111,573
Other assets:
  Investment in and advances to partnerships................      6,542        7,095
  Other (including restricted cash of $13,185 in 2001)......     12,181       15,984
                                                              ---------    ---------
                                                                 18,723       23,079
Property and equipment:
  Land......................................................     48,213       58,707
  Buildings and improvements................................    158,352      146,728
  Leasehold improvements....................................    222,827      218,352
  Leasehold interest........................................      5,841        5,841
  Equipment.................................................    182,308      179,619
                                                              ---------    ---------
                                                                617,541      609,247
Accumulated depreciation and amortization...................   (179,236)    (149,154)
                                                              ---------    ---------
                                                                438,305      460,093
Goodwill, net of accumulated amortization...................     23,354       23,354
                                                              ---------    ---------
Total assets................................................   $556,727     $618,099
                                                              =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Accounts payable..........................................  $  31,946    $  22,291
  Accrued expenses..........................................     45,820       32,335
  Current maturities of long-term indebtedness and capital
    lease obligations.......................................     27,051        2,289
                                                              ---------    ---------
Total current liabilities...................................    104,817       56,915
Long-term liabilities:
  Long-term debt, less $26,080 and $1,417 in current
    maturities at December 31, 2002 and 2001, respectively,
    and $444,806 classified as Liabilities Subject to
    Compromise at December 31, 2001.........................    339,044           --
  Capital lease obligations, less current maturities of $972 and $872 at December 31, 2002 and 2001, respectively,
    and $3,120 classified as Liabilities Subject to
    Compromise at December 31, 2001.........................     52,673       47,423
  Long-term trade payables, less current maturities.........      7,693           --
  Deferred income taxes.....................................      1,927        1,927
                                                              ---------    ---------
                                                                401,337       49,350
Liabilities subject to compromise...........................     37,367      508,100
SHAREHOLDERS' EQUITY:
  5.5% Series A Senior Cumulative Exchangeable Preferred
    Stock, $1.00 par value, authorized 1,000,000 shares,
    issued and outstanding 550,000 shares at December 31,
    2001; involuntary liquidation value of $55,000..........         --          550
  Preferred Stock, $1.00 par value, authorized 1,000,000
    shares, none outstanding at December 31, 2002...........         --           --
  Common Stock, $0.03 par value, authorized 20,000,000
    shares, issued and outstanding 8,991,262 shares at
    December 31, 2002.......................................        270           --
  Class A Common Stock, $0.03 par value, one vote per share, authorized 22,500,000 shares, issued and outstanding
    10,018,287 shares at December 31, 2001..................         --          301
  Class B Common Stock, $0.03 par value, ten votes per
    shares, authorized 5,000,000 shares, issued and
    outstanding 1,370,000 shares at December 31, 2001.......         --           41
  Treasury Stock, at cost, 44,800 shares at December 31,
    2001....................................................         --         (441)
  Paid-in capital...........................................    208,252      158,772
  Retained deficit..........................................   (195,316)    (155,489)
                                                              ---------    ---------
                                                                 13,206        3,734
                                                              ---------    ---------
Total liabilities and shareholders' equity..................   $556,727     $618,099
                                                              =========    =========


                            See accompanying notes.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                             YEARS ENDED DECEMBER 31,
                                                         ---------------------------------
                                                           2002        2001         2000
                                                         --------    ---------    --------
REVENUES:
  Admissions...........................................  $342,839     $311,818    $315,395
  Concessions and other................................   164,349      145,132     146,902
                                                         --------    ---------    --------
                                                          507,188      456,950     462,297
COSTS AND EXPENSES:
  Film exhibition costs................................   189,265      171,207     185,195
  Concession costs.....................................    19,233       20,184      20,964
  Other theatre operating costs........................   182,841      182,054     194,789
  General and administrative expenses..................    14,983        8,846       6,889
  Depreciation and amortization expenses...............    32,079       42,153      43,174
  Impairment charge....................................        --      132,207      21,250
                                                         --------    ---------    --------
                                                          438,401      556,651     472,261
                                                         --------    ---------    --------
Operating income (loss)................................    68,787      (99,701)     (9,964)
  Interest expense (Contractual interest was $47,468
     and $44,651 for the years ended December 31, 2002
     and 2001, respectively)...........................   102,773        6,138      31,009
                                                         --------    ---------    --------
  Net loss before reorganization costs and income
     taxes.............................................   (33,986)    (105,839)    (40,973)
  Reorganization costs.................................    20,547       19,548       7,042
                                                         --------    ---------    --------
  Net loss before income taxes.........................   (54,533)    (125,387)    (48,015)
  Income tax expense (benefit).........................   (14,706)          --      25,548
                                                         --------    ---------    --------
  Net loss.............................................   (39,827)    (125,387)    (73,563)
  Preferred stock dividends............................        --           --       1,513
                                                         --------    ---------    --------
  Net loss available for common shareholders...........  $(39,827)   $(125,387)   $(75,076)
                                                         ========    =========    ========
Weighted average shares outstanding:
  Basic and diluted....................................     9,195       11,344      11,344
                                                         ========    =========    ========
Loss per common share:
  Basic and diluted....................................    $(4.33)     $(11.05)     $(6.62)
                                                         ========    =========    ========


                            See accompanying notes.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                              YEARS ENDED DECEMBER 31,
                                                           -------------------------------
                                                             2002       2001        2000
                                                           --------   ---------   --------
OPERATING ACTIVITIES
Net loss.................................................  $(39,827)  $(125,387)  $(73,563)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Depreciation and amortization..........................    32,079      42,153     43,174
  Impairment charge......................................        --     132,207     26,134
  Restructuring charge...................................        --          --       (755)
  Deferred income taxes..................................        --          --     22,965
  Non-cash deferred compensation.........................     3,614          --         --
  Non-cash reorganization items..........................    13,528       9,064      3,021
  Recoverable income taxes...............................        --          --      5,775
  Gain on sales of property and equipment................      (681)         --     (3,018)
  Changes in operating assets and liabilities:
     Accounts and notes receivable and inventories.......      (427)      3,544         43
     Prepaid expenses and other assets...................    10,702      (7,313)     3,148
     Accounts payable....................................     5,420       3,193     (6,642)
     Accrued expenses and other liabilities..............    (8,849)     (8,040)     5,150
                                                           --------   ---------   --------
Net cash provided by operating activities................    15,559      49,421     25,432
INVESTING ACTIVITIES
Purchases of property and equipment......................   (18,023)     (9,191)   (44,948)
Proceeds from sale of property and equipment.............     3,475       8,197      4,473
Proceeds from sale/leaseback transaction.................        --          --     23,589
Other....................................................        --          --      1,249
                                                           --------   ---------   --------
Net cash used in investing activities....................   (14,548)       (994)   (15,637)
FINANCING ACTIVITIES
Debt:
  Additional borrowing, net of debt issuance costs.......    21,705          --    341,211
  Repayments (including prepayment penalties)............   (66,026)    (11,979)  (294,599)
Preferred Stock dividends................................        --          --     (1,513)
Recoverable construction allowances under capital
  leases.................................................     2,614       5,217      1,867
                                                           --------   ---------   --------
Net cash provided by (used in) financing activities......   (41,707)     (6,762)    46,966
                                                           --------   ---------   --------
Increase (decrease) in cash and cash equivalents.........   (40,696)     41,665     56,761
Cash and cash equivalents at beginning of year...........    94,187      52,522     (4,239)
                                                           --------   ---------   --------
Cash and cash equivalents at end of year.................   $53,491     $94,187    $52,522
                                                           ========   =========   ========


                            See accompanying notes.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES


                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                          SERIES A
                         CUMULATIVE
                         CONVERTIBLE
                        EXCHANGEABLE         CLASS A            CLASS B                           NEW COMMON
                       PREFERRED STOCK     COMMON STOCK      COMMON STOCK     TREASURY STOCK         STOCK
                       ---------------   ----------------   ---------------   ---------------   ---------------   PAID-IN
                       SHARES   AMOUNT   SHARES    AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   CAPITAL
                       ------   ------   ------    ------   ------   ------   ------   ------   ------   ------   -------
Balance at January 1,
 2000................    550     $550      9,968    $299    1,421      $43     (45)    $(441)      --      $--    $158,772
 Issuance of Class A
   Common Stock by
   conversion of
   Class B Common
   Stock.............     --       --         50       2      (50)      (2)     --        --       --       --          --
 Dividends on
   Preferred Stock...     --       --         --      --       --       --      --        --       --       --          --
 Net loss............     --       --         --      --       --       --      --        --       --       --          --
                        ----     ----    -------   -----    ------    ----     ---     -----    -----     ----    --------
Balance at December
 31, 2000............    550      550     10,018     301    1,371       41     (45)     (441)      --       --     158,772
 Net loss............     --       --         --      --       --       --      --        --       --       --          --
                        ----     ----    -------   -----    ------    ----     ---     -----    -----     ----    --------
Balance at December
 31, 2001............    550      550     10,018     301    1,371       41     (45)     (441)      --       --     158,772
 Emergence from
   bankruptcy........   (550)    (550)   (10,018)   (301)   (1,371)    (41)     45       441    8,991      270      45,866
 Stock
   compensation......     --       --         --      --       --       --      --        --       --       --       3,614
 Net loss............     --       --         --      --       --       --      --        --       --       --          --
                        ----     ----    -------   -----    ------    ----     ---     -----    -----     ----    --------
Balance at December
 31, 2002............     --      $--         --     $--       --      $--      --       $--    8,991     $270    $208,252
                        ====     ====    =======   =====    ======    ====     ===     =====    =====     ====    ========


                       RETAINED
                       EARNINGS      TOTAL
                       --------      -----
Balance at January 1,
 2000................    $44,974    $204,197
 Issuance of Class A
   Common Stock by
   conversion of
   Class B Common
   Stock.............         --          --
 Dividends on
   Preferred Stock...     (1,513)     (1,513)
 Net loss............    (73,563)    (73,563)
                       ---------   ---------
Balance at December
 31, 2000............    (30,102)    129,121
 Net loss............   (125,387)   (125,387)
                       ---------   ---------
Balance at December
 31, 2001............   (155,489)      3,734
 Emergence from
   bankruptcy........         --      45,685
 Stock
   compensation......         --       3,614
 Net loss............    (39,827)    (39,827)
                       ---------   ---------
Balance at December
 31, 2002............  $(195,316)    $13,206
                       =========   =========


                            See accompanying notes.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 2002


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION


     On August 8, 2000 (the "Petition Date"), Carmike and its subsidiaries, Eastwynn Theatres, Inc. ("Eastwynn"), Wooden Nickel Pub, Inc. ("Wooden Nickel") and Military Services, Inc. ("Military Services") (collectively "the Company") filed voluntary petitions for relief under Chapter 11 (the "Chapter 11 Cases") of the United States Bankruptcy Code. In connection with the Chapter 11 Cases, the Company was required to report in accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, ("SOP 90-7"). SOP 90-7 requires, among other things, (i) that pre-petition liabilities that are subject to compromise be segregated in the Company's consolidated balance sheet as liabilities subject to compromise and (ii) the identification of all transactions and events that are directly associated with the reorganization of the Company in the Consolidated Statements of Operations.


DESCRIPTION OF BUSINESS


     The primary business of the Company is the operation of motion picture theatres which generate revenues principally through admissions and concessions sales. The Company considers itself to be in a single segment. Substantially all revenues are received in cash and are recognized as income at the point of sale. Ten major distributors in the motion picture industry produced films which accounted for approximately 97.7%, 97.3% and 98.8% of the Company's admission revenues in 2002, 2001 and 2000, respectively.


PRINCIPLES OF CONSOLIDATION


     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


USE OF ESTIMATES


     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates and such difference could be material.


CASH AND CASH EQUIVALENTS


     Cash equivalents are highly liquid investments with original maturities of three months or less at the date of purchase and consist primarily of money market accounts and deposits. Deposits with banks are federally insured in limited amounts.



NOTES RECEIVABLE



     The Company holds notes in conjunction with sales of assets in prior years. These notes carry varying maturity dates.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

DEBT ISSUANCE COSTS


     Upon emergence from Chapter 11, all of the debt issuance costs relating to the pre-petition debt were written off to reorganization costs. The debt issuance costs relating to the new debt was capitalized and are being amortized to interest expense over the term of the related debt.


INVENTORIES

     Inventories, principally concessions and theatre supplies, are stated at the lower of cost (first-in, first-out method) or market.

INVESTMENTS IN UNCONSOLIDATED AFFILIATES


     Our investments in privately held entities are accounted for under either the cost, equity, or consolidation method, whichever is appropriate for the particular investment. The appropriate method is determined by our ability to exercise significant influence over the investee, through either quantity of voting stock or other means. We regularly review our investments for impairment issues and propriety of current accounting treatment. The primary method we use to determine whether or not impairment exists is to compare the valuation of our investment with the underlying value of the entity in which we have an investment. We can determine the underlying value of the entity based on a number of factors, including the execution of business strategy and the steps that it has and is taking in the execution of that strategy, and the entity's subsequent financing activity. If we determine that impairment exists, we would recognize the loss in Other income (expense) in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."



     Investments in which we maintain a 20% to 50% interest, or otherwise have the ability to exercise significant influence, are accounted for under the equity method. Investments in which we have less than a 20% interest and over which we do not have the ability to exercise significant influence are carried at the lower of cost or estimated realizable value. We monitor both equity and cost basis investments for other than temporary declines in value and make reductions in carrying values when appropriate.


PROPERTY AND EQUIPMENT


     Property and equipment are carried at cost or cost adjusted for recognized impairments. Assets held for disposal are reported at the lower of the asset's carrying amount or its fair value less costs to sell. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying consolidated statements of operations. The Company uses accelerated methods of depreciation for income tax purposes. For financial reporting purposes, depreciation is computed on a straight-line basis as follows:



Building and improvements...................................  20-30 years
Leasehold improvements*.....................................  15-30 years
Leasehold interests*........................................  15-30 years
Equipment...................................................   5-15 years


---------------


*Number of years is based on the term of the applicable lease

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

GOODWILL


     The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), effective January 1, 2002. Accordingly, the amortization of goodwill ceased as of January 1, 2002. Goodwill represents the excess of purchase price over the fair value of net intangible assets acquired. SFAS No. 142 required companies with goodwill to complete an initial impairment test by June 30, 2002. The Company completed the impairment test of its goodwill and did not identify an asset impairment as a result of the impairment test. Additionally, the Company completed its periodic review of its goodwill for impairment as of December 31, 2002, and did not identify an asset impairment as a result of the review. The Company will continue to review its goodwill annually for impairment.



     Adoption of the non-amortization provisions of SFAS No. 142 as of January 1, 2000 would have reduced net loss for the years ended December 31, 2001 and 2000 by $1.5 million, or $0.13 per diluted share per period.



ASSETS HELD FOR SALE



     Certain assets have been identified for disposition, a portion of which is undeveloped land. The value of these assets are reported as other assets pending the completion of their sale and are held at the lower of their carrying amount or fair value less costs to sell.



RECOVERABLE CONSTRUCTION ALLOWANCES



     Under certain circumstances with our landlords, theatres being developed have defined reimbursements due the Company from the landlord. These reimbursements relate to an estimated value of the building to the landlord, after completion of the property. The recoverable allowances are recorded as a receivable in accordance with the lease agreement.


IMPAIRMENT OF LONG LIVED ASSETS


     The Company accounts for its long-lived assets in accordance with the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). The Company reviews its long-lived assets and goodwill related to those assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company periodically reviews and monitors its internal management reports and the competition in its markets for indicators of impairment of individual theatres.



     The Company considers a trend of operating results that are not in agreement with management's expectations to be its primary indicator of potential impairment. An additional impairment indicator used by management is the existence of competition in a market, either from third parties or from the Company's own expansion. For purposes of SFAS No. 144, assets are evaluated for impairment at the theatre level. The Company deems a theatre to be impaired if a forecast of undiscounted future operating cash flows directly related to the theatre, including estimated disposal value if any, is less than its carrying amount. If a theatre is determined to be impaired, the loss is measured as the amount by which the carrying amount of the theatre exceeds its fair value. Fair value is based on management's estimates, which are based on using the best information available, including prices for similar theatres or the results of valuation techniques such as discounting estimated future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

INCOME TAXES


     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have established a full valuation allowance related to our deferred tax assets.


ADVERTISING

     The company expenses advertising costs when incurred.

STOCK BASED COMPENSATION


     Stock-based Compensation Plans. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosure ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-based Compensation ("SFAS No. 123"), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002.



     At December 31, 2002, the Company had three stock based compensation plans. The plans are as follows: (i) the Carmike Cinemas, Inc. 2002 Stock Plan (the "2002 Stock Plan") reserved 1,000,000 shares of Common Stock for issuance. The 2002 Stock Plan has eight grants to senior management under the terms of the plan. Seven of the grants are performance based with various earning goals and criteria, as well as specific vesting periods from January 31, 2005 through 2007. The total potential shares to be issued under these seven grants is 220,000. The eighth grant is to the Company's Chief Executive Officer under the terms of his employment agreement. These shares will be delivered ratably over a three year period beginning January 31, 2005. All such shares under the 2002 Stock Plan have a zero cost to the grantee. The seven grants are expensed using variable accounting and the eighth grant is expensed using fixed accounting.
(ii) The Carmike Cinemas, Inc. Non-Employee Directors Long-Term Stock Incentive Plan (the "Directors Incentive Plan") reserved 75,000 shares of Common Stock for issuance. The Directors Incentive Plan has two grants of 5,000 options each to two independent Directors. The exercise price of the option were set at the market price on August 14, 2002. (iii) The Carmike Cinemas, Inc. Employee and Consultants Long-Term Stock Incentive Plan (the "Employee Plan") reserved 500,000 shares of Common Stock for issuance. As of December 31, 2002 there were no options granted under this plan.



     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Reflected in the 2002 Statement of Operations is $3.6 million of stock-based employee compensation cost related to the stock grants ($2.9 million from fixed accounting and $0.7 million from variable accounting.)

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

EARNINGS PER SHARE


     Earnings per share is presented in conformity with Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128"), for all periods presented. In accordance with SFAS No. 128, basic net loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus common stock equivalents for each period. Options to purchase shares of common stock were not included in the computed diluted earnings per share for all periods presented because the effect would be antidilutive. Shares potentially issuable in connection with the 5.5% Series A Senior Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock") were not included in the diluted earnings per share calculation in 2001 and 2000 as their effect would be antidilutive. Stock grants to acquire shares of Common Stock under the 2002 Stock Plan were not included in 2002 as their effect would be antidilutive.


LEASES


     The Company has various non-cancelable operating lease agreements. The theatre leases generally provide for the payment of fixed monthly rentals, property taxes, common area maintenance, insurance and repairs. Certain of these leases provide for escalating lease payments over the terms of the leases. Moreover, certain leases also include contingent rental fees based on a percentage of sales. The Company, at its option, can renew a substantial portion of its theatre leases, at the then fair rental rate, for various periods with the maximum renewal period generally totaling 15-20 years. For financial statement purposes, the total amount of base rentals over the term of the leases is charged to expense on the straight-line method over the lease terms. Rental expense in excess of lease payments is recorded as a deferred rental liability.


DERIVATIVES


     The Company recognizes all derivative financial instruments, such as interest rate swap contracts, in the consolidated financial statements at fair value. Changes in the fair value of derivative financial instruments are either periodically recorded in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. If an interest rate swap agreement is terminated, any resulting gain or loss would be deferred and amortized to interest expense over the remaining life of the hedged debt instrument. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized to income coincident with the extinguishment. See Note 3 -- Liabilities Subject to Compromise, for a discussion of the interest rate swaps terminated at the Petition Date. As of December 31, 2002 the Company has no derivative financial instruments.


BENEFIT PLANS


     The Company has a non-qualified deferred compensation plan for certain of its executive officers. Under this plan, the Company contributes ten percent of the employee's taxable compensation to a secular trust designated for the employee. The Company also has a benefit plan for certain non-executive employees, of which contributions to the plans are at the discretion of the Company's executive management. Contributions related to these plans are not material to the Company's operations.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

RECLASSIFICATIONS

     Certain amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's presentation.


NOTE 2 -- PROCEEDINGS UNDER CHAPTER 11



RECENT ACCOUNTING PRONOUNCEMENTS



     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. In addition, SFAS No. 145 rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for financial statements issued on or after May 15, 2002. The Company adopted SFAS No. 145 effective May 15, 2002, however, SFAS No. 145 did not affect the Company's Consolidated Statements of Operations.



     In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146"). SFAS No. 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The effective date of SFAS No. 146 is December 31, 2002. The Company adopted SFAS No. 146 on December 31, 2002, however, SFAS No. 146 did not have an effect on the Company's Consolidated Statements of Operations.



     In November 2002, the FASB issued FASB Interpretation Number 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45"). FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual reports after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 15, 2002. The Company is currently assessing the initial measurement requirements of FIN 45. However, management does not believe that the recognition requirements will have a material impact on the Company's financial position, cash flows or results of operations.



     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.



     In the Chapter 11 Cases, discussed in Note 1, substantially all unsecured and partially secured liabilities as of the Petition Date were subject to compromise or other treatment until a plan of reorganization was confirmed by the bankruptcy court. Generally, actions to enforce or otherwise effect repayment of all pre-chapter 11 liabilities as well as all pending litigation against the Company were stayed while the Company continued their business operations as debtors-in-possession.



     The Company could not pay pre-petition debts without prior bankruptcy court approval during the Chapter 11 Cases. Immediately after the commencement of the Chapter 11 Cases, the Company sought and obtained several orders from the bankruptcy court which were intended to stabilize their business and enable the Company to continue operations as debtors-in-possession. The most significant of these orders: (i) permitted the Company to operate their consolidated cash management system during the Chapter 11 Cases in substantially the same manner as it was operated prior to the commencement of the Chapter 11 Cases; (ii) authorized payment of pre-petition wages, vacation pay and employee benefits and reimbursement of employee business expenses; (iii) authorized payment of pre-petition sales and use taxes owed by the Company; (iv) authorized the Company to pay up to $2.3 million of pre-petition obligations to critical vendors, common carriers and workers' compensation insurance to aid the Company in maintaining operation of their theatres and approximately $37 million to film distributors; and (v) authorized debt service payments for the loan related to Industrial Revenue Bonds issued by the Downtown Development Authority of Columbus, Georgia.



     As debtors-in-possession, the Company had the right, subject to bankruptcy court approval and certain other limitations, to assume or reject executory contracts and unexpired leases during the Chapter 11 Cases. In this context, "assumption" means that the Company agrees to perform their obligations and cure all existing defaults under the contract or lease, and "rejection" means that the Company is relieved from its obligations to perform further under the contract or lease but is subject to a claim for damages for the breach thereof. Any damages resulting from rejection of executory contracts and unexpired leases were treated as general unsecured claims in the Chapter 11 Cases. During the Chapter 11 Cases, the Company received approval from the bankruptcy court to reject theatre leases relating to 136 theatre locations. The Company estimated the ultimate liability that may result from rejecting leases and reported it as Liabilities Subject to Compromise in the balance sheet. However, the ultimate liability may differ from such estimates based on settlements of claims that have or may be filed in the future.



     As a result of the Chapter 11 Cases, no principal or interest payments were made on unsecured pre-petition debt. On October 27, 2000, the Company received bankruptcy court approval to make debt service payments for the loan related to Industrial Revenue Bonds issued by the Downtown Development Authority of Columbus, Georgia. The Company reached an agreement with its creditor constituencies that provides for the payment of cash collateral and adequate protection, as those terms are defined in the Bankruptcy Code. The Company made payments to the secured lenders in the amount of $8,272,821 on March 5, 2001 and made payments of $500,000 per month as adequate protection payments. All of these payments are treated as principal payments under the creditor agreement.



     Additionally, after the Petition Date, the Company could not declare dividends for its Preferred Stock. Preferred Stock dividends of $7.0 million and $2.3 million were in arrears at

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

December 31, 2001 and 2000. The terms of the Preferred Stock agreement provide, with respect to dividend arrearages, that the dividend accrual rate increases to 8.5%. In view of the Company having ceased making scheduled dividend payments on the Preferred Stock after the Petition Date, the holders of the Preferred Stock designated two additional directors to the Company's Board of Directors. Also, during the Chapter 11 Cases, the Company reached an agreement to restructure its master lease facility with MoviePlex Realty Leasing, L.L.C. ("MoviePlex") and entered into the Second Amended and Restated Master Lease, dated as of September 1, 2001 (the "New Master Lease"). Under the New Master Lease, Carmike has entered into a new 15-year lease for the six MoviePlex properties with an option to extend the term for an additional five years. The Original MoviePlex Lease was terminated and prepetition defaults of $493,680 under the Original MoviePlex Lease were paid. The initial first twelve months base rent for the six theatres is an aggregate of $5.4 million per annum ($450,000 per month), subject to periodic increases thereafter and certain additional rent obligations such as percentage rent.



     All past due rent, additional rent, and/or other sums due to MoviePlex under the terms of the New Master Lease bear interest from the date which is five days from the date the amounts were due until paid by Carmike at the rate of 2% above the published prime rate of Wachovia Bank, N.A. Under the New Master Lease, Carmike pays all real estate taxes with respect to the leased premises.



     When the Plan became effective on January 31, 2002, Carmike filed with the Secretary of State for the State of Delaware the Amended and Restated Certificate of Incorporation, which cancelled all then existing Class A and Class B Common Stock and Preferred Stock of the Company and established authorized capital stock of twenty million (20,000,000) shares of reorganized Carmike Common Stock, par value $.03 per share, and one million (1,000,000) shares of reorganized Carmike Preferred Stock, par value $1.00 per share. The Company currently has only 8,991,262 shares of reorganized Carmike Common Stock outstanding.


     Material features of the Plan are:


     - The Plan provided for the issuance or reservation for future issuance of ten million (10,000,000) shares of reorganized Carmike Common Stock in the aggregate.



     - The holders of Carmike's cancelled Class A and Class B Common Stock received in the aggregate 22.2% (2,211,261) of the ten million (10,000,000) shares of reorganized Carmike Common Stock.



     - The holders of Carmike's cancelled Series A Preferred Stock received in the aggregate 41.2% (4,120,000) of the ten million (10,000,000) shares of reorganized Carmike Common Stock.



     - Certain holders of $45,685,000 in aggregate principal amount of the cancelled 9 3/8% Senior Subordinated Notes due 2009 issued by Carmike prior to the Chapter 11 Cases (the "Original Senior Subordinated Notes") received in the aggregate 26.6% (2,660,001) of the ten million (10,000,000) shares of reorganized Carmike Common Stock.



     - Carmike reserved one million (1,000,000) shares of the reorganized Carmike Common Stock for issuance under the 2002 Stock Plan. Under the 2002 Stock Plan, 780,000 have been authorized for issuance to Michael W. Patrick pursuant to his new employment agreement as Chief Executive Officer of the Company, and 220,000 shares have been authorized for issuance to seven other members of senior management.



     - The holders of Bank Claims in the Chapter 11 Cases received New Bank Debt and cash in the amount of approximately $35 million plus accrued and unpaid post-petition interest on

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
       the Bank Claims from January 15, 2002 to the Reorganization Date. "Bank Claims" consisted of claims of certain banks arising under: (i) the Amended and Restated Credit Agreement, dated as of January 29, 1999, and amended as of March 31, 2000 and (ii) the Term Loan Credit Agreement dated as of February 25, 1999, as amended as of July 13, 1999, and further amended as of March 31, 2000, and certain related documents. New Bank Debt consists of borrowings of approximately $254 million and bears interest, at the greater of: (a) at the option of Carmike, (i) a specified base rate plus 3.5% or (ii) LIBOR plus 4.5%; or (b) 7.75% per annum.



     - Carmike issued $154,315,000 of its new 10 3/8% Senior Subordinated Notes due 2009 (the "New Senior Subordinated Notes") in exchange for $154,315,000 aggregate principal amount of the claims in the Chapter 11 Cases concerning the Original Senior Subordinated Notes.



     - Leases covering 136 of Carmike's underperforming theatres were rejected. Lease terminations and settlement agreements are being negotiated for the resolution of lease termination claims, and the restructuring of lease obligations.



     - General unsecured creditors will receive payments in the aggregate of approximately $53.8 million with an annual interest rate of 9.4% in resolution of their allowed claims in Carmike's reorganization, including claims for damages resulting from the rejection of executory contracts and unexpired leases. Of these claims, $36.1 million are disputed as of December 31, 2002. As such, the Company's ultimate liability for these claims is uncertain and is subject to bankruptcy court resolution. The Company has paid, adjusted by stipulation or changed estimates, as of December 31, 2002, approximately $17.7 million of these claims.



     On the Reorganization Date, the Company entered into a new term loan credit agreement (the "Post-Confirmation Credit Agreement"), which governs the terms of the New Bank Debt. The Company's subsidiaries have guaranteed the Company's obligations under the Post-Confirmation Credit Agreement. The lenders under the Post-Confirmation Credit Agreement have (i) a second priority, perfected lien on owned real property and, to the extent landlord approval was obtained or not required, leased real property of the Company and its subsidiaries; (ii) a second priority, perfected security interest in the equity interests of Company subsidiaries or 50% owned entities; and (iii) a second priority, security interest in substantially all personal property and specified small receivables owned by the Company and its subsidiaries. All of the security interests and liens that secure the New Bank Debt under the Post-Confirmation Credit Agreement are junior and subordinate to the liens and security interests of the collateral agent under the Revolving Credit Agreement described below.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

     The final maturity date of the New Bank Debt under the Post-Confirmation Credit Agreement is January 31, 2007. The principal payments for the Post-Confirmation Credit Agreement are as follows (in thousands):



June 30, 2003...............................................    $12,500
December 31, 2003...........................................     12,500
June 30, 2004...............................................     15,000
December 31, 2004...........................................     15,000
June 30, 2005...............................................     20,000
December 31, 2005...........................................     20,000
June 30, 2006...............................................     20,000
January 31, 2007............................................     94,729
                                                               --------
                                                               $209,729
                                                               ========



     In addition, the Post-Confirmation Credit Agreement contains covenants that require the Company, among other things, to meet certain financial ratios and that prohibit the Company from taking certain actions and entering into certain transactions. There are also provisions in the Post-Confirmation Credit Agreement as to when the Company must prepay portions of the loans.



     Also on the Reorganization Date, the Company closed on a revolving credit agreement (the "Revolving Credit Agreement") totaling $50 million. The proceeds of advances under the Revolving Credit Agreement will be used to provide working capital financing to the Company and its subsidiaries and for funds for other general corporate purposes of the Company. The Company, on the Reorganization Date, borrowed $20 million of the Revolving Credit Agreement in partial repayment of its obligations owing to the banks under the Post-Confirmation Credit Agreement. As of December 31, 2002, the Company has repaid the borrowed $20 million and has no outstanding balance under the Revolving Credit Agreement.



     The interest rate for borrowings under the Revolving Credit Agreement is set from time to time at the Company's option (subject to certain conditions set forth in the Revolving Credit Agreement) at either: (i) a specified base rate plus 1.75% per annum or (ii) an adjusted LIBOR Rate plus 3.25% per annum, based on the aggregate Revolving Credit Advances (as defined in the Revolving Credit Agreement) outstanding from time to time. Borrowings under the Revolving Credit Agreement are secured by first priority security interests in substantially all tangible or intangible property of the Company (but does not include certain equipment or real estate constituting premises subject to the master leasing agreement with MoviePlex Realty Leasing, L.L.C.). The Revolving Credit Agreement contains covenants that, among other things, prohibit the Company from taking certain actions and entering into certain transactions. There are also provisions in the Revolving Credit Agreement as to when the Company must prepay portions of the loans.



     In addition, on the Reorganization Date and pursuant to the Plan, the Company issued $154,315,000 of New Senior Subordinated Notes due 2009, in exchange for $154,315,000 aggregate principal amount of the Original Senior Subordinated Note Claims in the Company's Chapter 11 Cases relating to the Company's Original Senior Subordinated Notes due 2009. The remaining $45,685,000 in aggregate principal amount of the Original Senior Subordinated Notes were exchanged under the Plan for shares of reorganized Carmike Common Stock, as previously described. The New Senior Subordinated Notes were issued pursuant to an Indenture, dated as of January 31, 2002, among the Company, the subsidiary guarantors named therein and Wilmington Trust Company, as Trustee (the


"Indenture"). The Company's subsidiary guarantees

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
the New Senior Subordinated Notes are junior and subordinated on the same basis as the New Senior Subordinated Notes are junior and subordinated to the Company's Senior Debt (as defined in the Indenture and includes the debt described above under the Post-Confirmation and Revolving Credit Agreements). Interest at 10 3/8% per annum from the issue date to maturity is payable on the New Senior Subordinated Notes each February 1 and August 1, beginning February 1, 2002. The New Senior Subordinated Notes are redeemable at the Company's option under certain conditions after February 1, 2004. Further, the Indenture contains covenants that, among other things, restricts the Company in connection with the incurrence of additional indebtedness not including the debt incurred under the Post-Confirmation and Revolving Credit Agreements as described above, asset sales, changes of control and transactions with affiliates.



     The reorganization value of the assets of the Company immediately before the Reorganization Date was greater than the total of all post-petition liabilities and allowed claims and the Plan does not result in a change in ownership as defined by Statement of Position 90-7; accordingly, the Company will continue to recognize its results on the historical basis of accounting.



     Reorganization costs for the periods ended December 31, 2002, 2001 and 2000, respectively, are as follows (in thousands):



                                                               DECEMBER 31,
                                                        ---------------------------
                                                         2002      2001      2000
                                                        -------   -------   -------
Write-off of origination fees.........................   $8,994       $--       $--
Professional fees.....................................    8,049     8,210     3,936
Asset impairments.....................................       --    16,419     4,884
Gains on sale of assets...............................     (15)     (871)   (1,108)
Retention payments....................................       --       902        --
Interest income.......................................     (92)   (2,240)   (1,138)
Theatre disposition expenses..........................      592        --        --
Other.................................................    3,019   (2,872)       468
                                                        -------   -------   -------
Total reorganization costs............................  $20,547   $19,548    $7,042
                                                        =======   =======   =======



     Cash used in reorganization activities for 2002, 2001 and 2000 are as follows (in thousands):



                                                        2002       2001      2000
                                                      --------   --------   -------
Professional fees...................................  $(8,773)   $(7,927)       $--
Retention payments..................................     (283)      (619)        --
Proceeds from sale of assets........................        15      8,197        --
Payment of pre-petition liabilities.................   (8,528)   (15,534)    39,497
Interest income.....................................       107      2,240        --
Other...............................................   (1,486)      (886)        --
                                                      --------   --------   -------
                                                      $(18,948)  $(14,529)  $39,497
                                                      ========   ========   =======



NOTE 3 -- LIABILITIES SUBJECT TO COMPROMISE



     The principal categories of obligations classified as Liabilities Subject to Compromise under the Chapter 11 Cases are identified below. The amounts in total may vary significantly from the stated amounts of proofs of claims filed with the bankruptcy court, and may be subject to future

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
adjustments depending on bankruptcy court action, further developments with respect to potential disputed claims, and determination as to the value of any collateral securing claims or other events.



     A summary of the principal categories of claims classified as Liabilities Subject to Compromise at December 31, 2002 and 2001 are as follows (in thousands):



                                                                 DECEMBER 31,
                                                              ------------------
                                                               2002       2001
                                                              -------   --------
Long-term debt..............................................      $--   $444,806
Restructuring reserves......................................       --     24,668
Disputed unsecured claims...................................   36,075     35,783
Disputed priority claims....................................    1,292      2,843
                                                              -------   --------
                                                              $37,367   $508,100
                                                              =======   ========



NOTE 4 -- IMPAIRMENT OF LONG-LIVED ASSETS



     Impairment charges for the years ended December 31, 2001 and 2000 are as follows (in thousands):



                                                                 DECEMBER 31,
                                                              ------------------
                                                                2001      2000
                                                              --------   -------
Impairment of fixed assets..................................   $93,615   $22,806
Impairment of equipment.....................................    34,103     1,347
Impairment of goodwill......................................    20,908     1,981
                                                              --------   -------
Total impairments...........................................   148,626    26,134
Amounts classified as reorganization........................  (16,419)   (4,884)
                                                              --------   -------
Impairment charge...........................................  $132,207   $21,250
                                                              ========   =======



     During the course of the Chapter 11 proceedings, the Company had the opportunity to reject leases on unprofitable leased theatres, to reassess the longer term value in keeping some of its owned theatres operating and to remove equipment taken from leased and owned theatres. During the fourth quarter of 2001 the Company had sufficient information to assess the impact of lease rejections, the closure of owned theatres, the future viability of our entertainment centers and the effect of surplus equipment. As a result of these reviews, in the fourth quarter of 2001, Carmike identified impairment of asset values for 287 theatres and 2,126 screens (the "2001 Impairment Charge"). The 2001 Impairment Charge was significant and included a provision for the total impairment of carrying value on 136 leased theatres that were rejected during the Chapter 11 Cases, the impairment of our two entertainment centers, the impairment of equipment removed from leased and owned theatres and the inclusion of equipment in the valuation analysis for the theatres remaining in the Company's portfolio. This inclusion of equipment resulted in a change in estimate, which accounted for approximately $34.1 million of the 2001 Impairment Charge. The Company recognized an impairment charge of $132.2 million (approximately $11.65 per diluted share) plus $16.4 million charged to reorganization. These impairment charges reduced the carrying value of property and equipment by $127.7 million (cost of $214.2 million less accumulated depreciation and amortization of $86.5 million) and goodwill by approximately $20.9 million.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

     Subsequent to the Petition Date in 2000, the Company identified certain owned theatres and other leased theatres which had not yet been rejected but had indicators of impairments. These theatres were identified as impaired as a result of decreased cash flows due to new competition in their markets or management's plans relative to future operations. The Company has recognized impairment charges of approximately $21.2 million (approximately $1.87 per diluted share) for 18 theatres with 130 screens (the "2000 Impairment Charge"). The 2000 Impairment Charge reduced the carrying value of property and equipment by $24.2 million (costs of $34.4 million less accumulated depreciation and amortization of $10.2 million) and goodwill by approximately $2.0 million.



     The 2001 Impairment Charge was primarily attributed to the rejection of leases during the reorganization process, the decrease in value in our entertainment centers, surplus equipment and the decrease in the fair market values of owned property. The 2000 Impairment Charge was primarily caused by reductions in estimated theatre cash flow due to (i) the impact of new or increased competition on certain older, auditorium-style theatres, (ii) negative evaluation of the operating results produced from theatres previously converted to Discount Theatres or (iii) inability to improve a marginal theatre/entertainment center's operating results to a level that would support the carrying value of the long-lived assets. There can be no assurance that Carmike will not take additional charges in the future related to the impairment of assets.



     There was no impairment of long-lived assets during the year ended December 31, 2002.



NOTE 5 -- INVESTMENTS IN UNCONSOLIDATED AFFILIATES



     The Company is a partner in joint ventures that operate motion picture theatres. The Company's equity in the income or (loss) of these ventures, prior to impairment charges, was approximately $950,000, $(699,000) and $(980,000) in 2002, 2001 and 2000, respectively. These amounts are included as "Concessions and other" in the accompanying consolidated statements of operations.



     The Company was a partner in another joint venture that operated three entertainment center/movie theatre complexes, which closed by December 31, 2000. The Company reflected on the 2001 Statement of Operations a loss of $1.2 million from joint venture operations.



NOTE 6 -- OTHER ASSETS



     The Company has approximately $7.9 million in surplus long-term real estate assets held for sale as of December 31, 2002. The carrying values of these assets are reviewed annually as to relative market conditions and are adjusted in accordance with SFAS No. 144. Disposition of these assets is contingent on current market conditions and we cannot be assured that they will be sold at a value equal to or greater than the current carrying value. Upon emergence from the Chapter 11 Cases, there was no continuing obligation for restricted cash.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

NOTE 7 -- PROPERTY AND EQUIPMENT


     The Company did not obtain any property or equipment under capital leases during 2002 or 2001. The following amounts related to capital lease assets are included in property and equipment (in thousands):



                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
Buildings and improvements..................................  $43,147   $43,147
Less accumulated amortization...............................  (10,242)   (8,685)
                                                              -------   -------
                                                              $32,905   $34,462
                                                              =======   =======


NOTE 8 -- CAPITALIZED INTEREST


     The Company capitalized interest in connection with its construction on long-lived assets. Interest incurred and interest capitalized are as follows (in thousands):



                                                  INTEREST    INTEREST     INTEREST
                                                  INCURRED      PAID      CAPITALIZED
                                                  --------    --------    -----------
YEARS ENDED DECEMBER 31,
  2002..........................................  $102,773    $104,411        $292
  2001..........................................     6,138       6,138          --
  2000..........................................    29,254      26,112       1,500


NOTE 9 -- ACCRUED EXPENSES

     Accrued expenses include the following (in thousands):


                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
Deferred revenues...........................................  $12,007   $12,062
Deferred and other accrued rents............................    7,889     5,852
Property taxes..............................................    4,968     6,847
Accrued interest............................................    9,969        --
Other accruals..............................................   10,987     7,574
                                                              -------   -------
                                                              $45,820   $32,335
                                                              =======   =======

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

NOTE 10 -- DEBT

     Debt consists of the following (in thousands):


                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Revolving credit facility...................................       $--   $184,392
Term Loan...................................................   209,729     68,448
Subordinated Notes..........................................   154,315    191,966
Industrial Revenue Bonds; payable in equal installments
  through May 2006, with interest rates ranging from 5 3/4%
  to 7%.....................................................     1,080      1,417
                                                              --------   --------
                                                               365,124    446,223
Less:
  Amounts classified as liabilities subject to compromise...        --   (444,806)
  Current maturities........................................   (26,080)    (1,417)
                                                              --------   --------
                                                              $339,044        $-0-
                                                              ========   ========



     See Note 2 -- Proceedings Under Chapter 11 for further discussion of debt.


NOTE 11 -- INCOME TAXES


     For the fiscal year ending December 31, 2002 and 2001, the Company had net deferred tax assets of approximately $79.9 million and $83.0 million, respectively, that were fully offset by a valuation allowance. Further, as a result of its Chapter 11 filing, default on Bank Facilities, and changes in future projections of operating results, the Company believes that doubt remains as to the ability to recognize future tax benefits related to its deferred tax assets. Thus, the Company continues to offset existing deferred tax assets with a valuation allowance.



     In connection with the reorganization and Chapter 11 filing, the Company is currently evaluating whether it underwent an ownership change or changes within the meaning of Section 382 of the Internal Revenue Code. If so, the ability of the Company to use its net operating losses may be severely limited and subject to an annual limitation based on the product of the fair value of the Company immediately before the reorganization multiplied by the federal long-term tax exempt bond rate. Furthermore, the Company is currently evaluating available elections based on existing tax law that may impact the usability of future losses and possibly mitigate the consequences of the Section 382 limitation.



     For tax purposes, any discharge of the liabilities pursuant to the Chapter 11 filing may result in income that is excluded from the Company's taxable income. However, certain of the Company's tax attributes, including net operating loss carryforwards, may be reduced by the amount of any cancellation of debt income. To the extent the amount excluded exceeds these tax attributes, the tax basis in the Company's property must be reduced by the amount of the excluded cancellation of debt income.



     Also, in the first quarter of 2002, the Company recorded a benefit for taxes refundable under the Job Creation and Worker Assistance Act of 2002 (the "Act") of $14.7 million. The Act became effective on March 9, 2002 and among other things, extends the carryback period for net operating losses from two to five years for taxpayers with net operating losses for any tax year ending during 2001 or 2002. The new provision also temporarily suspends the 90% limitation found in Internal Revenue Code Section 56(d)(1) on the use of net operating loss carrybacks

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
arising in tax years ending in 2001 and 2002 for alternative minimum tax purposes. Accordingly, the Company (which paid alternative minimum tax in 1997 and 1998) utilized this provision to obtain the refund.


     The provision for income tax expense (benefit) is summarized as follows (in thousands):


                                                                 DECEMBER 31,
                                                          --------------------------
                                                            2002     2001     2000
                                                          --------   -----   -------
Current:
  Federal...............................................  $(14,706)  $ --        $--
  State.................................................        --     --      1,150
Deferred................................................        --     --     24,398
                                                          --------   -----   -------
                                                          $(14,706)  $ --    $25,548
                                                          ========   =====   =======



     The consolidated income tax provision was different from the amount computed using the U.S. statutory income tax rate for the following reasons (in thousands):



                                                            DECEMBER 31,
                                                   -------------------------------
                                                     2002       2001        2000
                                                   --------   ---------   --------
Pre-tax book (loss)..............................  $(39,827)  $(125,387)  $(73,563)
Federal tax expense (benefit)....................   (13,541)    (42,631)   (16,325)
State tax expense (benefit)......................      (876)     (2,758)       759
Permanent items..................................     2,972       3,666         --
Other............................................        (9)       (469)       163
Increase/(decrease) in valuation allowance.......    (3,252)     42,192     40,951
Total tax expense (benefit)......................  $(14,706)        $--    $25,548



     Significant components of the Company's deferred tax assets (liabilities) and valuation reserves are as follows (in thousands):



                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
Alternative minimum tax credit carryforwards................      $--   $(6,041)
Net operating loss carryforwards............................  (41,991)  (54,633)
Book basis of property, equipment and intangible assets over tax basis.................................................  (29,376)  (36,396)
Restructuring reserve.......................................       --    (8,606)
Deferred rent...............................................   (1,265)   (1,152)
Post-petition interest......................................       --    23,877
Disputed claims.............................................   (3,616)       --
Other.......................................................   (3,642)       --
                                                              -------   -------
                                                              (79,890)  (82,951)
Valuation reserves..........................................   79,890    83,143
Other deferred tax credits..................................    1,927     1,735
                                                              -------   -------
                                                               $1,927    $1,927
                                                              =======   =======



     It is anticipated that the Company will not pay any income taxes in 2002. Also, after the 2002 estimated taxable loss and taking into account the net operating loss carryback claim filed in the

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
first quarter of 2002, the Company has federal and state net operating loss carryovers of approximately $116.0 million which begin to expire in the year 2020.



NOTE 12 -- SHAREHOLDERS' EQUITY



     At December 31, 2001, the Company's authorized capital consisted of 22.5 million shares of Class A Common Stock, $.03 par value, 5 million shares of Class B Common Stock, $.03 par value, and one million shares of the Preferred Stock, $1.00 par value. Each share of Class A Common Stock entitled the holder to one vote per share, whereas a share of Class B Common Stock entitled the holder to ten votes per share. Each share of Class B Common Stock was entitled to cash dividends, when declared, in an amount equal to 85% of the cash dividends payable on each share of Class A Common Stock. Class B Common Stock was convertible at any time by the holder into an equal number of shares of Class A Common Stock.



     The Series A Preferred Stock paid quarterly cash dividends at an annual rate of 5.5% and was convertible at the option of the holder, into the Company's Class A Common Stock at $25.00 per share (subject to anti-dilution adjustments). The Series A Preferred Stock was not subject to mandatory redemption or sinking fund provisions but did have involuntary liquidation rights for $55 million. Each share of the Series A Preferred Stock was convertible into four shares of the Class A Common Stock. During the course of the Chapter 11 Cases, the Company could not declare dividends for its Preferred Stock. Dividends of $7.0 million and $2.3 million on Preferred Stock were in arrears at December 31, 2001 and 2000. The terms of the Preferred Stock agreement provided that the dividend rate increased to 8.5% for arrearages.



     Upon emergence from Chapter 11 on January 31, 2002, both Class A and Class B Common Stock, as well as the Series A Preferred Stock, were cancelled and shares of New Common Stock were issued. The New Common Stock, $0.03 par value, consists of 20 million authorized shares, of which approximately 9 million are outstanding as of December 31, 2002. Of the 20 million authorized shares, one million shares were reserved for issuance under the 2002 Stock Plan.



     Additionally, the Company has New Preferred Stock, $1.00 par value, with one million authorized shares, of which no shares were outstanding as of December 31, 2002.



     The Company had shares of Class A Common Stock in 2001 and has shares of New Common Stock in 2002 reserved for future issuance as follows (in thousands):



                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2002    2001    2000
                                                              -----   -----   -----
2002 Stock Plan.............................................  1,000      --      --
Directors Incentive Plan....................................     75     813     813
Employee Plan...............................................    500              --
Conversion rights of Series A Preferred Stock...............     --   2,200   2,200
Conversion rights of Class B Common Stock...................     --   1,371   1,371
                                                              -----   -----   -----
                                                              1,575   4,384   4,384
                                                              =====   =====   =====



     See Note 2 -- Proceedings Under Chapter 11


STOCK OPTION PLANS


     Upon emergence from Chapter 11, the Board of Directors and Shareholders approved the 2002 Stock Plan for members of management. All previous stock plans were cancelled as part of

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
the Plan. Under the 2002 Stock Plan one million shares were reserved for members of management. Of the one million reserved shares, 780,000 have been authorized for issuance to the CEO upon completion of the required vesting period. The remaining 220,000 have been authorized for issuance to members of senior management upon reaching certain performance criteria during 2002, 2003 and 2004, as well as meeting required vesting restrictions. All of the shares relating to the 2002 Stock Plan will be granted with no purchase price to the grantee. Reflected in net income for 2002, is $3.6 million of stock-based employee compensation cost.



     On May 31, 2002, the Board of Directors adopted the Directors Incentive Plan, which was approved by the Shareholders on August 14, 2002. The purpose of the Directors Incentive Plan is to provide incentives that will attract, retain and motivate qualified and experienced persons for service as non-employee Directors of Carmike. There is a total of 75,000 shares reserved under the Directors Incentive Plan. The Board of Directors approved a grant of 5,000 shares each to two independent Directors on August 14, 2002. The option grant price was based on the fair market value of the stock on the date of the grant. These grants of 10,000 shares in the aggregate, represent the only stock options outstanding under the Directors Incentive Plan.



     On July 19, 2002, the Board of Directors adopted the Employee Plan, which was approved by the Shareholders on August 14, 2002. The purpose of the Employee Plan is to provide incentives that will attract, retain and motivate qualified and experienced persons to serve as employees and consultants of Carmike. There is a total of 500,000 shares reserved under the Employee Plan. There were no stock options outstanding under the Employee Plan at December 31, 2002.



     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For SFAS No. 123 purposes, the fair value of each option grant and stock based award has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:



                                                            2002     2001*    2000
                                                            -----    -----    -----
Expected life (years).....................................    9.0     N/A       5.0
Risk-free interest rate...................................  4.19%     N/A     6.65%
Dividend yield............................................   0.0%     N/A      0.0%
Expected volatility.......................................   0.40     N/A     1.302


---------------

* No options were granted in 2001


     The estimated fair value of the options granted during 2000 were $4.77 per share, and were amortized to expense over the options' vesting period. Had compensation cost been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's pro

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
forma net loss and pro forma basic loss per share would have increased to the following amounts (in thousands, except share data):



                                                  2002        2001         2000
                                                --------    ---------    ---------
Net loss:
  As reported.................................  $(39,827)   $(125,387)    $(75,076)
  Pro forma -- for SFAS No. 123...............   (39,827)    (125,803)     (75,931)
Basic net loss per share
  As reported.................................    $(4.33)     $(11.05)      $(6.62)
  Pro forma -- for SFAS No. 123...............     (4.33)      (11.09)       (6.70)


     Changes in outstanding stock options were as follows (in thousands, except for exercise price per share):


                                                                  EXERCISE PRICE PER SHARE
                                                     --------------------------------------------------
                                                             $6.00-
                                                     $5.44   $14.00   $18.00   $19.95   $27.125   TOTAL
                                                     -----   ------   ------   ------   -------   -----
Stock options outstanding at January 1, 2000.......    --      72       73       --       335      480
  Issued...........................................   403      --       --       --        --      403
  Forfeitures......................................    --     (66)      --       --        --      (66)
  Exercised........................................    --      --       --       --        --       --
                                                     ----     ---      ---       --      ----     ----
Stock options outstanding at December 31, 2000.....   403       6       73       --       335      817
  Issued...........................................    --      --       --       --        --       --
  Forfeitures......................................    --      --      (10)      --       (60)     (70)
  Exercised........................................    --      --       --       --        --       --
                                                     ----     ---      ---       --      ----     ----
Stock options outstanding at December 31, 2001.....   403       6       63       --       275      747
  Cancelled (January 31, 2002).....................  (403)     (6)     (63)      --      (275)    (747)
  Issued...........................................    --      --       --       10        --       10
                                                     ----     ---      ---       --      ----     ----
Stock options outstanding at December 31, 2002.....    --      --       --       10        --       10
                                                     ====     ===      ===       ==      ====     ====


NOTE 13 -- COMMITMENTS AND CONTINGENCIES

LEASES


     The Company received approval from the bankruptcy court to reject leases relating to 136 theatre locations over the course of the proceeding. The Company has recorded a liability in Liabilities Subject to Compromise based on reasonable estimates of our exposure for these rejections.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

     Future minimum payments under capital leases and operating leases with terms over one year and which had not been rejected by the Company in the Chapter 11 Cases as of December 31, 2002, are as follows (in thousands):



                                                              OPERATING    CAPITAL
                                                               LEASES       LEASES
                                                              ---------    --------
2003........................................................   $41,059       $7,764
2004........................................................    38,977        7,867
2005........................................................    37,114        7,885
2006........................................................    34,627        7,761
2007........................................................    32,948        7,821
Thereafter..................................................   212,600       97,804
                                                              --------     --------
Total minimum lease payments................................  $397,325     $136,902
                                                              ========
Less amounts representing interest..........................                (83,257)
                                                                           --------
Present value of future minimum lease payments..............                 53,645
Less current maturities.....................................                   (972)
                                                                           --------
Long-term obligations.......................................                $52,673
                                                                           ========



     Rent expense was approximately $47.6 million, $51.7 million and $67.4 million for 2002, 2001 and 2000, respectively. In addition, the Company had approximately $6.0 million, $3.5 million and $3.1 million in contingent rental payments for 2002, 2001 and 2000, respectively.



     The Company is committed to an operating lease for a corporate aircraft with the former Chairman of the Board of Directors and Founder, C.L. Patrick. The Company pays rent of approximately $191 thousand per year to Mr. Patrick until the lease's expiration in June 2004.


LITIGATION


     The Company is subject to various claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements of the Company.


NOTE 14 -- CONDENSED FINANCIAL DATA


     The Company and its majority owned subsidiaries have fully, unconditionally, and jointly and severally guaranteed the Company's obligations under the Subordinated Notes. The Company has one subsidiary and several unconsolidated affiliates that are not guarantors of the Subordinated Notes. Separate financial statements and other disclosures of each of the guarantors are not presented because management has determined that they would not be material to investors.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

     Combined separate financial data for the guarantor subsidiaries is as follows (in thousands):



                                                      YEAR ENDED DECEMBER 31,
                                                 ---------------------------------
                                                   2002        2001         2000
                                                 --------    ---------    --------
Revenues.......................................  $406,693     $364,973    $371,826
Operating income (loss)(1).....................    47,699      (67,832)     (3,080)
Net loss.......................................    (3,361)    (108,328)    (48,044)
Assets:
  Current assets...............................    25,373       26,342      36,069
  Other assets.................................     9,397        3,709       3,642
  Property and equipment.......................   337,581      355,238     480,786
  Goodwill.....................................    17,440       12,001      30,903
                                                 --------    ---------    --------
                                                 $389,791     $397,290    $551,400
                                                 ========    =========    ========
Liabilities and equity:
  Current liabilities..........................   $30,374      $21,590     $21,758
  Intercompany notes and advances..............   280,017      278,516     320,073
  Long-term liabilities........................    46,544       41,149      42,799
  Liabilities Subject to Compromise............        --       21,549      23,968
  Equity.......................................    32,856       34,486     142,802
                                                 --------    ---------    --------
                                                 $389,791     $397,290    $551,400
                                                 ========    =========    ========


---------------


(1) Net of parent company management and license fees of approximately $23.8 million, $21.4 million and $21.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.



     Cash flow financial data for the guarantor subsidiaries is as follows (in thousands):



                                                              DECEMBER 31,
                                                     ------------------------------
                                                       2002       2001       2000
                                                     --------    -------    -------
Cash provided by operating activities..............    $7,858    $10,030    $10,692
Cash used in investing activities..................   (12,770)    (8,032)    (9,760)
Cash provided by (used in) financing activities....     5,395     (4,069)    11,258
                                                     --------    -------    -------
Change in cash.....................................       483     (2,071)    12,190
Beginning cash balance.............................    13,219     15,290      3,100
                                                     --------    -------    -------
Ending cash balance................................   $13,702    $13,219    $15,290
                                                     ========    =======    =======



NOTE 15 -- FINANCIAL INSTRUMENTS


CONCENTRATIONS OF CREDIT RISK


     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, investments and recoverable construction allowances.



     The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located in the southeastern United States and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
the relative credit standings of those financial institutions that are considered in the Company's investment strategy.



     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:


     CASH AND CASH EQUIVALENTS: The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value.


     RECOVERABLE CONSTRUCTION ALLOWANCES: The carrying amount reported in the balance sheets for recoverable construction allowances approximates their fair value. The potentially recoverable amounts are specified in the executed lease agreements with landlords.



     ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE: The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximated their fair value. Accounts receivable are determined based on specified percentages within film distribution agreements for advertising. Accounts payable are based on costs incurred not paid in the current period.



     LONG-TERM DEBT: The carrying amount of the Company's long-term debt borrowings approximates fair value. The carrying amount is determined by the contractual agreement.


NOTE 16 -- QUARTERLY RESULTS (UNAUDITED)


                                      1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER    TOTALS
                                      -----------   -----------   -----------   -----------    ------
                                                  (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2002
Total revenues......................   $116,453      $137,478      $123,473       $129,784     $507,188
Operating income....................     15,682        20,989        19,191         12,925       68,787
Net income (loss)...................    (55,950)        9,514         8,072         (1,463)     (39,827)
Income (loss) per common share:
Basic...............................     $(5.70)        $1.06         $0.90         $(0.16)      $(4.33)
Diluted.............................     $(5.70)        $1.04         $0.89         $(0.16)      $(4.33)
                                       --------      --------      --------      ---------    ---------
YEAR ENDED DECEMBER 31, 2001
Total revenues......................    $99,704      $108,877      $130,439       $117,930     $456,950
Operating income (loss).............      1,931         5,980        15,130       (122,742)     (99,701)
Net income (loss)...................     (1,246)        2,275        11,096       (137,512)    (125,387)
Income (loss) per common share:
Basic and diluted...................     $(0.11)        $0.20         $0.97        $(12.12)     $(11.05)
                                       --------      --------      --------      ---------    ---------


     Net income (loss) per common share calculations for each of the above quarters is based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily equal the net income
(loss) per common share amount for the year.


     The fourth quarter of 2001 includes a charge for the impairment of long-lived assets as discussed in Note 4. The fourth quarter of 2001 includes a decrease in the estimated property taxes payable of $2.0 million.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES



                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                  DECEMBER 31, 2002 (IN THOUSANDS OF DOLLARS)



                                         COL. B                COL. C                 COL. D        COL. E
                                      ------------   ---------------------------   ------------   ----------
               COL. A                                         ADDITIONS
               ------                                ---------------------------
                                       BALANCE AT    CHARGED TO     CHARGED TO                    BALANCE AT
                                      BEGINNING OF   COSTS AND    OTHER ACCOUNTS   DEDUCTIONS -      END
            DESCRIPTION                  PERIOD       EXPENSES      -DESCRIBE        DESCRIBE     OF PERIOD
            -----------               ------------   ----------   --------------   ------------   ----------
Year Ended December 31, 2000:
  Reserve for restructuring
    charge..........................    $28,343       $  (775)(1)    $(24,683)(3)    $(2,885)(2)   $   -0-
  Valuation reserve for deferred
    income tax assets...............    $    --       $40,951(4)     $     --        $    --       $40,951
Year Ended December 31, 2001:
  Valuation reserve for deferred
    income tax assets...............    $40,951       $42,192(5)     $     --        $    --       $83,143
Year Ended December 31, 2002:
  Valuation reserve (benefit) for
    deferred income tax assets......    $83,143       $(3,253)(6)    $     --        $    --       $79,890


---------------


(1) Change in estimate of liabilities to be incurred. See Note 5 of Notes to Consolidated Financial Statements.



(2) Net payments made during period, including $500,000 payment for early lease termination in 1999. See Note 5 of Notes to Consolidated Financial Statements.



(3) Amounts outstanding at the Petition Date have been classified to Liabilities Subject to Compromise. All theatres covered by the restructuring charge have been approved by the bankruptcy court for lease rejection.



(4) Valuation reserve recorded in the year ended December 31, 2000. See Note 11 of Notes to Consolidated Financial Statements.



(5) Valuation reserve recorded in the year ended December 31, 2001. See Note 11 of Notes to Consolidated Financial Statements.



(6) Valuation reserve recorded in the year ended December 31, 2002. See Note 11 of Notes to Consolidated Financial Statements.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)


                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2003            2002
                                                              -------------   ------------
                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 32,475        $ 53,491
  Accounts and notes receivable.............................       3,053           1,574
  Inventories...............................................       1,942           3,171
  Recoverable construction allowances.......................       4,300           8,742
  Prepaid expenses..........................................       9,475           9,367
                                                                --------        --------
     Total current assets...................................      51,245          76,345
Other assets:
  Investment in and advances to partnerships................       6,567           6,542
  Other.....................................................      21,493          12,181
                                                                --------        --------
                                                                  28,060          18,723
Property and equipment, net of accumulated depreciation.....     423,281         438,305
Goodwill, net of accumulated amortization...................      23,354          23,354
                                                                --------        --------
Total assets................................................    $525,940        $556,727
                                                                ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 15,650        $ 31,946
  Accrued expenses..........................................      38,206          45,820
  Current maturities of long-term debt, capital lease
     obligations and long-term trade payables...............      33,903          27,051
                                                                --------        --------
       Total current liabilities............................      87,759         104,817
Long-term liabilities:
  Long-term debt, less $28,302 and $26,080 in current
     maturities as of September 30, 2003 and December 31,
     2002, respectively.....................................     309,137         339,044
  Capital lease obligations, less current maturities of
     $1,157 and $972 as of September 30, 2003 and December
     31, 2002, respectively.................................      51,726          52,673
  Long-term trade payables, less current maturities.........       8,723           7,693
  Deferred income taxes.....................................       1,927           1,927
                                                                --------        --------
                                                                 371,513         401,337
Liabilities subject to compromise...........................      22,489          37,367
SHAREHOLDERS' EQUITY
  Preferred Stock, $1.00 par value, authorized 1,000,000
     shares, none outstanding as of September 30, 2003 and
     December 31, 2002, respectively........................          --              --
  Common Stock, $0.03 par value, authorized 20,000,000
     shares, issued and outstanding 9,088,512 and 8,991,262
     shares as of September 30, 2003 and December 31, 2002,
     respectively...........................................         273             270
Paid-in capital.............................................     212,181         208,252
Retained deficit............................................    (168,275)       (195,316)
                                                                --------        --------
                                                                  44,179          13,206
                                                                --------        --------
Total liabilities and shareholders' equity..................    $525,940        $556,727
                                                                ========        ========


                             See accompanying notes

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2003       2002
                                                                ----       ----
REVENUES
     Admissions.............................................  $242,763   $253,262
     Concessions and miscellaneous..........................   119,118    123,802
                                                              --------   --------
                                                               361,881    377,064
COSTS AND EXPENSES
     Film exhibition costs..................................   128,665    137,529
     Concession costs.......................................    13,613     14,689
     Other theatre operating costs..........................   136,016    135,365
     General and administrative expenses....................    10,697      9,585
     Depreciation and amortization expenses.................    23,134     24,374
     Gain on sales of property and equipment................    (2,503)      (340)
                                                              --------   --------
                                                               309,622    321,202
                                                              --------   --------
     Operating income.......................................    52,259     55,862
     Interest expense (Contractual interest for the nine
      months ended September 30, 2003 and 2002 was $30,616
      and $38,429, respectively)............................    29,141     93,869
                                                              --------   --------
Income (loss) before reorganization costs and income
  taxes.....................................................    23,118    (38,007)
     Reorganization costs...................................    (3,923)    15,057
                                                              --------   --------
Income (loss) before income taxes...........................    27,041    (53,064)
     Income tax (benefit)...................................        --    (14,700)
                                                              --------   --------
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCK................  $ 27,041   $(38,364)
                                                              ========   ========
Weighted average shares outstanding:
     Basic..................................................     8,991      9,342
     Diluted................................................     9,331      9,342
                                                              ========   ========
Net income (loss) per common share:
     Basic..................................................  $   3.01   $  (4.11)
     Diluted................................................  $   2.90   $  (4.11)
                                                              ========   ========


                             See accompanying notes

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)


                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2003        2002
                                                                ----        ----
OPERATING ACTIVITIES
Net income (loss)...........................................  $ 27,041    $(38,364)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.............................    23,134      24,374
  Reorganization items......................................   (10,210)      5,888
  Non-cash compensation.....................................     3,932       2,524
  Gain on sales of property and equipment...................    (2,503)       (340)
Changes in operating assets and liabilities:
  Accounts and notes receivable and inventories.............      (275)        536
  Prepaid expenses..........................................    (1,532)     11,788
  Accounts payable..........................................   (16,296)     (6,369)
  Accrued expenses and other liabilities....................   (10,980)     (7,092)
                                                              --------    --------
Net cash provided by (used in) operating activities.........    12,311      (7,055)
INVESTING ACTIVITIES
Purchases of property and equipment.........................   (10,161)     (3,660)
Proceeds from sales of property and equipment...............     5,136       3,104
                                                              --------    --------
Net cash used in investing activities.......................    (5,025)       (556)
FINANCING ACTIVITIES
Debt:
  Additional borrowings.....................................        --      21,705
  Repayments................................................   (24,002)    (54,906)
Recoverable construction allowances under capital leases....    (4,300)      1,975
                                                              --------    --------
Net cash used in financing activities.......................   (28,302)    (31,226)
                                                              --------    --------
Decrease in cash and cash equivalents.......................   (21,016)    (38,837)
Cash and cash equivalents at beginning of period............    53,491      94,187
                                                              --------    --------
Cash and cash equivalents at end of period..................  $ 32,475    $ 55,350
                                                              ========    ========


                            See accompanying notes.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

NOTE 1 -- BASIS OF PRESENTATION AND CRITICAL ACCOUNTING POLICIES

     On August 8, 2000, Carmike Cinemas, Inc. ("Carmike") and its subsidiaries, Eastwynn Theatres, Inc., Wooden Nickel Pub, Inc. and Military Services, Inc. (collectively "the Company") filed voluntary petitions for relief under Chapter 11 (the "Chapter 11 Cases") of the United States Bankruptcy Code. In connection with the Chapter 11 Cases, the Company was required to report in accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7"). SOP 90-7 requires, among other things,
(1) pre-petition liabilities that are subject to compromise be segregated in the Company's consolidated balance sheet as liabilities subject to compromise and
(2) the identification of all transactions and events that are directly associated with the reorganization of the Company in the Consolidated Statements of Operations.

     On January 4, 2002, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Company's Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated as of November 14, 2001 (the "Plan"). The Plan became effective on January 31, 2002 (the "Reorganization Date").

     Further, the Company's accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and bankruptcy related items) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the consolidated financial statements and footnotes included in Carmike's Annual Report on Form 10-K for the year ended December 31, 2002.


     The Company has identified several critical accounting policies which can be reviewed in detail in Note 1 to the Company's Audited Consolidated Financial Statements included elsewhere in this Prospectus.


     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25").

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For SFAS No. 123 purposes, the fair value of each option grant and stock based award has been

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:


                                                              2003   2002
                                                              ----   ----
Expected life (years).......................................   9.0    9.0
Risk-free interest rate.....................................  4.34%  4.19%
Dividend yield..............................................   0.0%   0.0%
Expected volatility.........................................  0.40   0.40


     The estimated fair value of the options granted during 2003 is $12.12 per share. Had compensation cost been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's pro forma net income
(loss) and pro forma basic and diluted earnings (loss) per share would have decreased to the following amounts (in thousands, except share data):


                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               2003       2002
                                                               ----       ----
Net income (loss):
  As reported...............................................  $27,041   $(38,364)
  Deduct: Total stock-based employee compensation expense
     determined under fair value based method for all
     awards, net of related tax effects.....................     (279)        --
                                                              -------   --------
  Pro forma -- for SFAS No. 123.............................  $26,762   $(38,364)
                                                              =======   ========
Basic net earnings (loss) per share:
  As reported...............................................  $  3.01   $  (4.11)
  Pro forma -- for SFAS No. 123.............................     2.98      (4.11)
                                                              =======   ========
Diluted net earnings (loss) per share:
  As reported...............................................  $  2.90   $  (4.11)
  Pro forma -- for SFAS No. 123.............................     2.87      (4.11)
                                                              =======   ========


NOTE 2 -- PROCEEDINGS UNDER CHAPTER 11


     On January 31, 2002, the Company emerged from bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. A description of the proceedings under the Chapter 11 Cases is contained in Note 2 to the Audited Consolidated Financial Statements included elsewhere in this Prospectus. Reorganization costs for the nine month periods ended September 30, 2003 and 2002 are as follows (in thousands):



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30
                                                              ---------------------
                                                                2003        2002
                                                              ---------   ---------
Write-off of loan origination fees..........................  $     --    $   8,034
Gain on interest rate swap..................................        --          444
Loss on sale of assets......................................        --           15
Interest income.............................................        --         (107)
Change in estimate for general unsecured claims.............    (4,907)          --
Professional fees and other expenses........................       984        6,671
                                                              --------    ---------
                                                              $ (3,923)   $  15,057
                                                              ========    =========

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

NOTE 3 -- LIABILITIES SUBJECT TO COMPROMISE

     The principal categories of obligations classified as Liabilities Subject to Compromise under the Chapter 11 Cases are identified below. The amounts in total may vary significantly from the stated amounts of proofs of claims filed with the bankruptcy court, and may be subject to future adjustments depending on bankruptcy court action, further developments with respect to potential disputed claims, and determination as to the value of any collateral securing claims or other events.

     A summary of the principal categories of claims classified as Liabilities Subject to Compromise at September 30, 2003 and December 31, 2002 are as follows (in thousands):

                                                   SEPTEMBER 30, 2003   DECEMBER 31, 2002
                                                   ------------------   -----------------
Disputed unsecured claims........................       $21,322              $36,075
Disputed priority claims.........................         1,167                1,292
                                                        -------              -------
                                                        $22,489              $37,367
                                                        =======              =======

     The change in outstanding liability resulted from a change in estimate of $4.9 million, cash payments of $5.6 million and a reclassification from liabilities subject to compromise to long-term trade payables of $4.4 million.

NOTE 4 -- INCOME TAXES


     For the fiscal year ended December 31, 2002, the Company had net deferred tax assets of approximately $79.9 million that were fully offset by a valuation allowance. Further, as a result of its Chapter 11 filing, default on bank facilities, and future projections of operating results, the Company believes that doubt remains as to the ability to recognize future tax benefits related to its deferred tax assets. Thus, the Company continues to offset existing deferred tax assets with a valuation allowance.



     For tax purposes, any discharge of the liabilities pursuant to the Chapter 11 filing may result in income that is excluded from the Company's taxable income. However, certain of the Company's tax attributes, including net operating loss carryforwards, may be reduced by the amount of any cancellation of debt income. To the extent the amount excluded exceeds these tax attributes, the tax basis in the Company's property must be reduced by the amount of the excluded cancellation of debt income.



     As of December 31, 2002, the Company had approximately $116.0 million of federal and state operating loss carryovers with which to offset future taxable income. Net operating losses may be carried back and then forward for specified periods. If they are not used to offset taxable income by the end of the carryforward period, they expire. Under section 382 of the Internal Revenue Code of 1986, as amended, a corporation may generally be restricted in utilizing its net operating losses to offset prospective taxable income if it experiences an "ownership change", as defined in section 382(g). The determination as to whether a corporation has experienced an ownership change on a given date is a complex analysis of the beneficial stock ownership of the corporation over a time period of not more than three years. An ownership change under section 382(g) occurs when on a testing date, the beneficial ownership of the corporation by one or more "5-percent shareholders" has increased, in the aggregate, by more than 50 percentage points over the respective lowest ownership percentages of such 5-percent shareholders during the testing period preceding such date. It should be noted that the rules for determining whether an ownership change under section 382 has occurred are different from

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
those applied to evaluate whether a "change in ownership" as defined by Statement of Position 90-7 has occurred.



     In the event of an ownership change, certain tax attributes of the corporation, including net operating losses, that pre-date the ownership change are generally subject to limitation in offsetting taxable income arising after the ownership change. The resulting limitation, which indicates how much of the limited tax attributes may be used in each subsequent tax year, is based on the stock value of the corporation immediately before the ownership change, subject to certain adjustments, and multiplied by a published applicable federal long-term-tax exempt rate. Because of this annual limitation, it is possible that losses will expire unused, regardless of whether the corporation has sufficient taxable income to absorb such losses. There are certain exceptions to the general rules under section 382 for corporations that are debtors in a title 11 case and that experience an ownership change pursuant to a court-approved plan.



NOTE 5 -- STOCK PLANS



     Upon emergence from Chapter 11, the Company's Board of Directors approved a new management incentive plan, the Carmike Cinemas, Inc. 2002 Stock Plan. The Board of Directors has approved the grant of 780,000 shares under the 2002 Stock Plan to Michael W. Patrick, the Company's Chief Executive Officer. Pursuant to the terms of Mr. Patrick's employment agreement dated January 31, 2002 these shares will be delivered in three equal installments on January 31, 2005, 2006 and 2007 unless, prior to the delivery of any such installment, Mr. Patrick's employment is terminated for Cause (as defined in his employment agreement) or he has violated certain covenants set forth in such employment agreement. In May 2002, the Company's Stock Option Committee (which administered the 2002 Stock Plan prior to August 2002) approved grants of the remaining 220,000 shares to a group of seven other members of senior management. These shares are to be earned over a three year period, commencing with the year ended December 31, 2002, with the shares being earned as the executive achieves specific performance goals set for the executive to be achieved during each of these years. In some instances the executive may earn partial amounts of his or her stock grant based on graded levels of performance. Shares earned each year will vest and be receivable approximately two years after the calendar year in which they were earned, provided, with certain exceptions, the executive remains an employee of the Company. Of the 220,000 shares granted to members of senior management, 86,250 shares were earned on December 31, 2002 and 14,250 shares were forfeited. However, the Compensation Committee approved two additional grants of 5,500 shares to two members of senior management on March 7, 2003, which shares are deemed to be earned and subject only to vesting requirements. Therefore, of the original 220,000 shares granted to members of senior management, 97,250 shares are deemed to have been earned, subject only to vesting requirements, 3,250 shares have been forfeited and 119,500 shares may be earned over the next two years. During 2003, the Company revised its classification of the offsetting credit to non-cash compensation expense under the plan from long-term liabilities in order to classify the credit as shareholders' equity. The effect of this revision was to decrease previously-reported long-term liabilities, and increase previously-reported paid-in capital as of December 31, 2002 by $3.6 million. The corresponding credit amount at September 30, 2003 was $5.8 million.



     On May 31, 2002, the Board of Directors adopted the Directors Incentive Plan, which was approved by the Stockholders on August 14, 2002. The purpose of the Directors Incentive Plan is to provide incentives that will attract, retain and motivate qualified and experienced persons for service as non-employee Directors of Carmike. There are a total of 75,000 shares reserved under the Directors Incentive Plan. The Board of Directors approved a grant of 5,000 options each to

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
two independent Directors on August 14, 2002. Additionally, the Board of Directors approved a stock option grant of 5,000 shares in May 2003 for a new director. The option grant price was based on the fair market value of the stock on the date of the grant. These grants of 15,000 shares in the aggregate, represent the only stock options outstanding under the Directors Incentive Plan.


     On July 19, 2002, the Board of Directors adopted the Employee and Consultant Long-Term Stock Incentive Plan, which was approved by the Shareholders on August 14, 2002. The purpose of the Employee and Consultant Long-Term Stock Incentive Plan is to provide incentives, competitive with those of similar companies, which will attract, retain and motivate qualified and experienced persons to serve as employees and consultants of the Company and to further align such employees' and consultants' interest with those of the Company's stockholders. There are a total of 500,000 shares reserved under the Employee and Consultant Long-Term Stock Incentive Plan. The Company granted an aggregate of 150,000 options pursuant to this plan on March 7, 2003 to three members of senior management. The exercise price for the 150,000 stock options is $21.74 per share and 75,000 options vest on December 31, 2005 and 75,000 options vest on December 31, 2006, respectively.

NOTE 6 -- EARNINGS PER SHARE

     Earnings per share calculations contain dilutive adjustments for shares issued under the various stock plans discussed in Note 5. The following table reflects the effects of those plans on earnings per share (in thousands, except for share data).


                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                               2003      2002
                                                               ----      ----
Outstanding shares..........................................   9,089     9,342
  Less restricted stock issued..............................     (98)        -
                                                              ------    ------
Basic shares outstanding....................................   8,991     9,342
Dilutive shares:
  Restricted stock..........................................      49         -
  Stock grants..............................................     290         -
  Stock options.............................................       1         -
                                                              ------    ------
                                                               9,331     9,342
                                                              ======    ======
Earnings per share:
  Basic.....................................................  $ 3.01    $(4.11)
  Diluted...................................................  $ 2.90    $(4.11)
                                                              ======    ======



NOTE 7 -- IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS



     In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is currently effective for all new variable interest entities created or acquired after February 1, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
must be applied for the first interim or annual period ending after December 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition, and does not expect adoption to have a material effect.



NOTE 8 -- RECLASSIFICATIONS


     Certain amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's presentation.

------------------------------------------------------
------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is unlawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS


                                        Page
                                        ----
Prospectus Summary..................      1
Risk Factors........................      9
Cautionary Statement Regarding
  Forward-Looking Statements........     18
Use Of Proceeds.....................     18
Price Range Of Common Stock.........     19
Dividend Policy.....................     20
Capitalization......................     21
Selected Financial Data.............     22
Dilution............................     27
Principal and Selling
  Stockholders......................     28
Our Reorganization..................     32
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations.....................     35
Business............................     51
Management..........................     61
Certain Relationships And Related
  Party Transactions................     70
Description Of Capital Stock........     71
Description Of Indebtedness.........     76
Shares Eligible For Future Sale.....     80
Underwriting........................     81
Validity Of The Securities..........     83
Experts.............................     83
Where You Can Find More
  Information.......................     84
Trademarks And Tradenames...........     84


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------


                                4,500,000 Shares

                             CARMIKE CINEMAS, INC.
                                  Common Stock
                            ------------------------

                             (CARMIKE CINEMA LOGO)

                            ------------------------
                              GOLDMAN, SACHS & CO.


                            BEAR, STEARNS & CO. INC.



                              UBS INVESTMENT BANK



                             HARRIS NESBITT GERARD



                           JEFFERIES & COMPANY, INC.

------------------------------------------------------
------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND REGISTRATION

     The following sets forth the various expenses and costs (other than underwriting discounts) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except for the registration fees of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.:


Registration Fee............................................  $   13,262
NASD Fee....................................................      17,886
Nasdaq Listing Fee..........................................      22,500
Printing Expenses...........................................     100,000
Legal Fees and Expenses.....................................     500,000
Accounting Fees and Expenses................................     250,000
Transfer Agent Fees and Expenses............................      10,000
Miscellaneous...............................................      86,352
                                                              ----------
     Total..................................................  $1,000,000
                                                              ==========



     We will pay all registration, filing and listing fees and for fees for one counsel for the selling stockholders. Each selling stockholder is responsible for all other expenses related to such stockholders' shares, including, without limitation, fees of counsel to the stockholder and its own internal administrative and similar costs.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our Certificate of Incorporation contains a provision that eliminates the personal liability of our directors for monetary damages for any breach of fiduciary duty as a director. Such provision, however, does not eliminate a director's liability (i) for any breach of the director's duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under
Section 174 of the Delaware General Corporation Code (in respect of certain unlawful dividend payments or stock purchases or redemptions); or (iv) for a transaction from which the director derived an improper personal benefit.


     As permitted by Section 145 of the Delaware General Corporation Law, our Certificate of Incorporation provides that we shall indemnify any and all persons whom we have the power to indemnify under Delaware law from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145 of the Delaware General Business Corporation Law, and the indemnification provided for in the Certificate of Incorporation shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.


     Further, our Bylaws provide that we shall indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law upon a determination by a majority of the board of directors, by independent legal counsel in a written opinion or by the stockholders that the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and had no reasonable cause to believe his conduct was unlawful. Any expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.



     We may, to the extent authorized by the board of directors, provide rights to indemnification and to the advancement of expenses to our employees and agents similar to those conferred to our directors and officers as described above.



     We have insurance policies providing for indemnification of officers and directors against liabilities and expenses incurred by any of them in certain proceedings and under certain conditions, such as in the absence of fraud.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     When our plan of reorganization became effective on January 31, 2002, we issued common stock to holders of our securities prior to our reorganization. We issued 886,667 shares of our common stock to each of three of the then-holders of our 9 3/8% Senior Subordinated Notes. We issued an aggregate of 4,120,000 shares of our common stock to the then-holders of our Series A Preferred Stock. For each share of existing common stock outstanding immediately prior to our emergence from bankruptcy effective January 31, 2002, then Class A and Class B common stockholders received 0.194925 of one share of our new common stock.

     Further, on January 31, 2002 and pursuant to our plan of reorganization, we issued $154,315,000 aggregate principal amount of 10 3/8% Senior Subordinated Notes in satisfaction of $154,315,000 aggregate principal amount of the old
9 3/8% Senior Subordinated Note claims in our bankruptcy case.

     These securities were issued without registration under the Securities Act of 1933, as amended, in reliance on the exemption from registration provided by section 1145(a) of the United States Bankruptcy Code.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following are exhibits to this registration statement:


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1*      Form of Underwriting Agreement.
 2.1      Debtors' Joint Amended Joint Plan of Reorganization Under
          Chapter 11 of the Bankruptcy Code, dated November 14, 2001
          (filed as Exhibit 99 to Carmike's Current Report on Form 8-K filed November 19, 2001 and incorporated herein by
          reference).
 2.2      Debtors' Amended Disclosure Statement pursuant to Section
          1125 of the Bankruptcy Code dated November 14, 2001 (filed as Exhibit T-3E1 to Carmike's Form T-3 filed December 11,
          2001 and incorporated herein by reference).
 3.1      Amended and Restated Certificate of Incorporation of Carmike
          (filed as Exhibit 3.1 to Carmike's Amendment to Form 8-A
          filed January 31, 2002 and incorporated herein by
          reference).
 3.2      Amended and Restated Bylaws of Carmike (filed as Exhibit 3.2 to Carmike's Amendment to Form 8-A filed January 31, 2002
          and incorporated herein by reference).
 3.3      Amendment No. 1 to the Amended and Restated Bylaws of
          Carmike (filed as Exhibit 3.2 to Carmike's Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by
          reference).
 4.1      Indenture dated January 31, 2002 among Carmike Cinemas,
          Inc., the subsidiary guarantors named therein and Wilmington
          Trust Company, as Trustee (filed as Exhibit 4.1 to Carmike's
          Form 10-K for the year ended December 31, 2001 and
          incorporated herein by reference).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 4.2      Stockholders' Agreement dated as of January 31, 2002 by and among Carmike Cinemas, Inc. and certain stockholders (filed as Exhibit 99.2 to Amendment No. 1 to Schedule 13D of
          Goldman Sachs & Co., et. al., filed February 8, 2002 and
          incorporated herein by reference).
 4.3      Registration Rights Agreement dated as of January 31, 2002 by and among Carmike Cinemas, Inc. and certain stockholders
          (filed as Exhibit 99.3 to Amendment No. 1 to Schedule 13D of
          Goldman Sachs & Co., et. al., filed February 8, 2002 and
          incorporated herein by reference).
 4.4      First Amendment to Stockholders' Agreement.
 4.5      Letter Agreement regarding the Stockholders' Agreement and the Registration Rights Agreement.
5*        Opinion of King & Spalding LLP.
10.1      Term Loan Credit Agreement dated as of January 31, 2002
          among Carmike Cinemas, Inc., BNY Asset Solutions LLC, as
          Administrative Agent, and the various banks or other
          financial institutions from time to time parties to the
          agreement as Lenders (filed as Exhibit 10.1 to Carmike's
          Form 10-K for the year ended December 31, 2001 and
          incorporated herein by reference).
10.2      $50,000,000 Credit Agreement dated as of January 31, 2002
          among Carmike Cinemas, Inc., Eastwynn Theatres, Inc.,
          General Electric Capital Corporation as Agent and Lender,
          GECC Capital Markets Group, Inc. as Lead Arranger, the
          various subsidiaries from time to time parties to the
          agreement as credit parties, and the various banks or other financial institutions from time to time parties to the
          agreement as Lenders (filed as Exhibit 10.2 to Carmike's
          Form 10-K for the year ended December 31, 2001 and
          incorporated herein by reference).
10.3      First Amendment to Credit Agreement dated as of June 21,
          2002 among Carmike Cinemas, Inc., Eastwynn Theatres, Inc.,
          General Electric Capital Corporation as Agent and Lender,
          the various subsidiaries from time to time parties to the
          agreement as credit parties and the various banks and other financial institutions from time to time parties to the
          agreement as Lenders (filed as Exhibit 10 to Carmike's Form
          10-Q for the quarter ended June 30, 2002 and incorporated
          herein by reference).
10.4      First Amendment to Term Loan Credit Agreement dated as of
          October 15, 2003 among Carmike Cinemas, Inc., BNY Asset
          Solutions LLC, as Administrative Agent, and the various
          banks or other financial institutions from time to time
          parties to the agreement as Lenders (filed as Exhibit 10.1 to Carmike's Form 10-Q for the quarter ended September 30,
          2003 and incorporated herein by reference).
10.5      Second Amendment to Credit Agreement dated as of October 15,
          2003 among Carmike Cinemas, Inc., Eastwynn Theatres, Inc.,
          General Electric Capital Corporation as Agent and Lender,
          the various subsidiaries from time to time parties to the
          agreement as credit parties and the various banks and other financial institutions from time to time parties to the
          agreement as Lenders (filed as Exhibit 10.2 to Carmike's
          Form 10-Q for the quarter ended September 30, 2003 and
          incorporated herein by reference).
10.6      Stock Purchase Agreement dated as of June 27, 1997 by and
          between the shareholders of Morgan Creek Theatres, Inc.;
          shareholders of SB Holdings, Inc.; members of RDL Consulting
          Limited Liability Company; Morgan Creek Theatres, Inc.; SB
          Holdings, Inc.; RDL Consulting Limited Liability Company;
          First International Theatres; Carmike and Eastwynn Theatres,
          Inc. (filed as Exhibit 10.2 to Carmike's Form 10-Q
          (Registration No. 001-11604) for the quarter ended June 30,
          1997, and incorporated herein by reference).
10.7      Carmike Deferred Compensation Agreement and Trust Agreement
          dated as of January 1, 1990 (filed as Exhibit 10(u) to
          Carmike's Form 10-K (Registration No. 000-14993) for the
          year ended December 31, 1990, and incorporated herein by
          reference).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.8      Employment Agreement dated December 30, 1999 between C. L.
          Patrick and Carmike. (filed as Exhibit 10.8 to Carmike's
          Form 10-K for the year ended December 31, 1999 and
          incorporated herein by reference).
10.9      Aircraft Lease dated July 1, 1983, as amended June 30, 1986 by and between C.L.P. Equipment and Carmike (filed as
          Exhibit 10(h) to Carmike's Registration Statement on Form
          S-1 (Registration No. 33-8007), and incorporated herein by reference).
10.10     Equipment Lease Agreement dated December 17, 1982 by and
          between Michael W. Patrick and Carmike (Kingsport,
          Tennessee) (filed as Exhibit 10(i) to Carmike's Registration
          Statement on Form S-1 (Registration No. 33-8007), and
          incorporated herein by reference).
10.11     Summary of Extensions of Aircraft Lease Agreement and
          Equipment Lease Agreement which are Exhibits 10(e) and 10(k)
          (filed as Exhibit 10(o) to Carmike's Form 10-K (Registration
          No. 000-14993) for the year ended December 31, 1991 and
          incorporated herein by reference).
10.12     Second Amended and Restated Master Lease dated September 1,
          2001 between MoviePlex Realty Leasing, L.L.C. and Carmike
          (filed as Exhibit 10.17 to Carmike's Form 10-K for the year ended December 31, 2001 and incorporated herein by
          reference).
10.13     Letter of employment dated July 6, 1999 between Carmike and
          Martin A. Durant (filed as Exhibit 10.21 to Carmike's Form
          10-K for the year ended December 31, 1999 and incorporated herein by reference).
10.14     Trust Agreement dated as of July 16, 1999 between Carmike,
          Michael W. Patrick, F. Lee Champion, III and Larry M. Adams
          (filed as Exhibit 10.23 to Carmike's Form 10-K for the year ended December 31, 1999 and incorporated herein by
          reference).
10.15     Carmike Cinemas, Inc. Employee Retention and Severance Plan
          (filed as Exhibit 10.22 to Carmike's Form 10-K for the year ended December 31, 2000 and incorporated herein by
          reference).
10.16     Carmike Cinemas, Inc. 2002 Stock Plan (filed as Exhibit 4.2 to Carmike's Form S-8 (Registration No. 333-85194) filed
          March 29, 2002 and incorporated herein by reference).
10.17     Employment Agreement dated as of January 31, 2002 between
          Carmike and Michael W. Patrick (filed as Exhibit 10 to
          Carmike's Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference).
10.18     Carmike Cinemas, Inc. Non-Employee Directors Long-Term
          Incentive Plan (filed as Exhibit 4.2 to Carmike's Form S-8
          (Registration No. 333-102765) filed January 28, 2003 and
          incorporated herein by reference).
10.19     Carmike Cinemas, Inc. Employee and Consultant Long-Term
          Stock Incentive Plan (filed as Exhibit 4.2 to Carmike's Form
          S-8 (Registration No. 333-102764) filed on January 28, 2003 and incorporated herein by reference).
10.20     Form of Separation Agreement and schedule of officers who
          have entered into such agreement (filed as Exhibit 10.1 to
          Carmike's Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference).
21        List of Subsidiaries (filed as Exhibit 21 to Carmike's Form
          10-K for the year ended December 31, 2002 and incorporated herein by reference).
23.1      Consent of Ernst & Young LLP.
23.2*     Consent of King & Spalding LLP.
24        Power of Attorney (included on signature page).


---------------
 *  To be filed by amendment.

(b) Financial Statement Schedules.

     The following consolidated financial statement schedule is included herein:

Schedule II -- Valuation and Qualifying Accounts

     All other financial statement schedules are omitted because they are not applicable or are not required under the related instructions, or because the required information is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.  UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     The company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the company has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Georgia, on November 17, 2003.


                                          CARMIKE CINEMAS, INC.

                                          By:     /s/ MARTIN A. DURANT
                                            ------------------------------------
                                              Martin A. Durant
                                              Senior Vice President -- Finance,
                                              Chief Financial Officer and
                                              Treasurer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin A. Durant his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on the 17th day of November, 2003.



             /s/ MICHAEL W. PATRICK               Chairman of the Board of Directors, President and
------------------------------------------------  Chief Executive Officer (Principal Executive
               Michael W. Patrick                 Officer)

              /s/ MARTIN A. DURANT                Senior Vice President-Finance, Treasurer and Chief
------------------------------------------------  Financial Officer (Principal Financial and
                Martin A. Durant                  Accounting Officer)

         /s/ ELIZABETH COGAN FASCITELLI           Director
------------------------------------------------
           Elizabeth Cogan Fascitelli

            /s/ RICHARD A. FRIEDMAN               Director
------------------------------------------------
              Richard A. Friedman

            /s/ ALAN J. HIRSCHFIELD               Director
------------------------------------------------
              Alan J. Hirschfield

             /s/ JOHN W. JORDAN, II               Director
------------------------------------------------
               John W. Jordan, II

            /s/ S. DAVID PASSMAN III              Director
------------------------------------------------
              S. David Passman III

            /s/ CARL L. PATRICK, JR.              Director
------------------------------------------------
              Carl L. Patrick, Jr.

           /s/ KENNETH A. PONTARELLI              Director
------------------------------------------------
             Kenneth A. Pontarelli

              /s/ ROLAND C. SMITH                 Director
------------------------------------------------
                Roland C. Smith

             /s/ DAVID W. ZALAZNICK               Director
------------------------------------------------
               David W. Zalaznick

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
1*        Form of Underwriting Agreement.
 2.1      Debtors' Joint Amended Joint Plan of Reorganization Under
          Chapter 11 of the Bankruptcy Code, dated November 14, 2001
          (filed as Exhibit 99 to Carmike's Current Report on Form 8-K filed November 19, 2001 and incorporated herein by
          reference).
 2.2      Debtors' Amended Disclosure Statement pursuant to Section
          1125 of the Bankruptcy Code dated November 14, 2001 (filed as Exhibit T-3E1 to Carmike's Form T-3 filed December 11,
          2001 and incorporated herein by reference).
 3.1      Amended and Restated Certificate of Incorporation of Carmike
          (filed as Exhibit 3.1 to Carmike's Amendment to Form 8-A
          filed January 31, 2002 and incorporated herein by
          reference).
 3.2      Amended and Restated Bylaws of Carmike (filed as Exhibit 3.2 to Carmike's Amendment to Form 8-A filed January 31, 2002
          and incorporated herein by reference).
 3.3      Amendment No. 1 to the Amended and Restated Bylaws of
          Carmike (filed as Exhibit 3.2 to Carmike's Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by
          reference).
 4.1      Indenture dated January 31, 2002 among Carmike Cinemas,
          Inc., the subsidiary guarantors named therein and Wilmington
          Trust Company, as Trustee (filed as Exhibit 4.1 to Carmike's
          Form 10-K for the year ended December 31, 2001 and
          incorporated herein by reference).
 4.2      Stockholders' Agreement dated as of January 31, 2002 by and among Carmike Cinemas, Inc. and certain stockholders (filed as Exhibit 99.2 to Amendment No. 1 to Schedule 13D of
          Goldman Sachs & Co., et. al., filed February 8, 2002 and
          incorporated herein by reference).
 4.3      Registration Rights Agreement dated as of January 31, 2002 by and among Carmike Cinemas, Inc. and certain stockholders
          (filed as Exhibit 99.3 to Amendment No. 1 to Schedule 13D of
          Goldman Sachs & Co., et. al., filed February 8, 2002 and
          incorporated herein by reference).
 4.4      First Amendment to Stockholders' Agreement.
 4.5      Letter Agreement regarding the Stockholders' Agreement and the Registration Rights Agreement.
5*        Opinion of King & Spalding LLP.
10.1      Term Loan Credit Agreement dated January 31, 2002 among
          Carmike Cinemas, Inc., BNY Asset Solutions LLC, as
          Administrative Agent, and the various banks or other
          financial institutions from time to time parties to the
          agreement as Lenders (filed as Exhibit 10.1 to Carmike's
          Form 10-K for the year ended December 31, 2001 and
          incorporated herein by reference).
10.2      $50,000,000 Credit Agreement dated as of January 31, 2002
          among Carmike Cinemas, Inc., Eastwynn Theatres, Inc.,
          General Electric Corporation as Agent and Lender, GECC
          Capital Markets Group, Inc. as Lead Arranger, the various
          subsidiaries from time to time parties to the agreement as credit parties, and the various banks or other financial
          institutions from time to time parties to the agreement as
          Lenders (filed as Exhibit 10.2 to Carmike's Form 10-K for
          the year ended December 31, 2001 and incorporated herein by reference).
10.3      First Amendment to Credit Agreement dated as of June 21,
          2002 among Carmike Cinemas, Inc., Eastwynn Theatres, Inc.,
          General Electric Capital Corporation as Agent and Lender,
          the various subsidiaries from time to time parties to the
          agreement as credit parties and the various banks and other financial institutions from time to time parties to the
          agreement as Lenders (filed as Exhibit 10 to Carmike's Form
          10-Q for the quarter ended June 30, 2002 and incorporated
          herein by reference).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.4      First Amendment to Term Loan Credit Agreement dated as of
          October 15, 2003 among Carmike Cinemas, Inc., BNY Asset
          Solutions LLC, as Administrative Agent, and the various
          banks or other financial institutions from time to time
          parties to the agreement as Lenders (filed as Exhibit 10.1 to Carmike's Form 10-Q for the quarter ended September 30,
          2003 and incorporated herein by reference).
10.5      Second Amendment to Credit Agreement dated as of October 15,
          2003 among Carmike Cinemas, Inc., Eastwynn Theatres, Inc.,
          General Electric Capital Corporation as Agent and Lender,
          the various subsidiaries from time to time parties to the
          agreement as credit parties and the various banks and other financial institutions from time to time parties to the
          agreement as Lenders (filed as Exhibit 10.2 to Carmike's
          Form 10-Q for the quarter ended September 30, 2003 and
          incorporated herein by reference).
10.6      Stock Purchase Agreement dated as of June 27, 1997 by and
          between the shareholders of Morgan Creek Theatres, Inc.;
          shareholders of SB Holdings, Inc.; members of RDL Consulting
          Limited Liability Company; Morgan Creek Theatres, Inc.; SB
          Holdings, Inc.; RDL Consulting Limited Liability Company;
          First International Theatres; Carmike and Eastwynn Theatres,
          Inc. (filed as Exhibit 10.2 to Carmike's Form 10-Q
          (Registration No. 001-11604) for the quarter ended June 30,
          1997, and incorporated herein by reference).
10.7      Carmike Deferred Compensation Agreement and Trust Agreement
          dated as of January 1, 1990 (filed as Exhibit 10(u) to
          Carmike's Form 10-K (Registration No. 000-14993) for the
          year ended December 31, 1990, and incorporated herein by
          reference).
10.8      Employment Agreement dated December 30, 1999 between C.L.
          Patrick and Carmike. (filed as Exhibit 10.8 to Carmike's
          Form 10-K for the year ended December 31, 1999 and
          incorporated herein by reference).
10.9      Aircraft Lease dated July 1, 1983, as amended June 30, 1986 by and between C.L.P. Equipment and Carmike (filed as
          Exhibit 10(h) to Carmike's Registration Statement on Form
          S-1 (Registration No. 33-8007), and incorporated herein by reference).
10.10     Equipment Lease Agreement dated December 17, 1982 by and
          between Michael W. Patrick and Carmike (Kingsport,
          Tennessee) (filed as Exhibit 10(i) to Carmike's Registration
          Statement on Form S-1 (Registration No. 33-8007), and
          incorporated herein by reference).
10.11     Summary of Extensions of Aircraft Lease Agreement and
          Equipment Lease Agreement which are Exhibits 10(e) and 10(k)
          (filed as Exhibit 10(o) to Carmike's Form 10-K (Registration
          No. 000-14993) for the year ended December 31, 1991 and
          incorporated herein by reference).
10.12     Second Amended and Restated Master Lease dated September 1,
          2001 between MoviePlex Realty Leasing, L.L.C. and Carmike
          (filed as Exhibit 10.17 to Carmike's Form 10-K for the year ended December 31, 2001 and incorporated herein by
          reference).
10.13     Letter of employment dated July 6, 1999 between Carmike and
          Martin A. Durant (filed as Exhibit 10.21 to Carmike's Form
          10-K for the year ended December 31, 1999 and incorporated herein by reference).
10.14     Trust Agreement dated as of July 16, 1999 between Carmike,
          Michael W. Patrick, F. Lee Champion, III and Larry M. Adams
          (filed as Exhibit 10.23 to Carmike's Form 10-K for the year ended December 31, 1999 and incorporated herein by
          reference).
10.15     Carmike Cinemas, Inc. Employee Retention and Severance Plan
          (filed as Exhibit 10.22 to Carmike's Form 10-K for the year ended December 31, 2000 and incorporated herein by
          reference).
10.16     Carmike Cinemas, Inc. 2002 Stock Plan (filed as Exhibit 4.2 to Carmike's Form S-8 (Registration No. 333-85194) filed
          March 29, 2002 and incorporated herein by reference).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.17     Employment Agreement dated as of January 31, 2002 between
          Carmike and Michael W. Patrick (filed as Exhibit 10 to
          Carmike's Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference).
10.18     Carmike Cinemas, Inc. Non-Employee Directors Long-Term
          Incentive Plan (filed as Exhibit 4.2 to Carmike's Form S-8
          (Registration No. 333-102765) filed January 28, 2003 and
          incorporated herein by reference).
10.19     Carmike Cinemas, Inc. Employee and Consultant Long-Term
          Stock Incentive Plan (filed as Exhibit 4.2 to Carmike's Form
          S-8 (Registration No. 333-102764) filed on January 28, 2003 and incorporated herein by reference).
10.20     Form of Separation Agreement and schedule of officers who
          have entered into such agreement (filed as Exhibit 10.1 to
          Carmike's Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference).
21        List of Subsidiaries (filed as Exhibit 21 to Carmike's Form
          10-K for the year ended December 31, 2002 and incorporated herein by reference).
23.1      Consent of Ernst & Young LLP.
23.2*     Consent of King & Spalding LLP.
24        Power of Attorney (included on signature page).


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* To be filed by amendment.